CLIENT'S COPY

TODRES & COMPANY, LLP.
CERTIFIED PUBLIC ACCOUNTANTS
400 POST AVENUE SUITE 205
WESTBURY, NEW YORK 11590

HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
745 FIFTH AVE-28TH FLOOR
NEW YORK, NY 10151
ATTENTION: SATYAN MALHOTRA

DEAR SATYAN:

ENCLOSED ARE YOUR 2018 PARTNERSHIP TAX RETURNS, AS FOLLOWS...

2018 U.S. RETURN OF PARTNERSHIP INCOME

2018 NEW YORK RETURN OF PARTNERSHIP INCOME

2018 NEW YORK CITY RETURN OF PARTNERSHIP INCOME

YOUR COPY SHOULD BE RETAINED FOR YOUR FILES.

SINCERELY,

STEVE COOPERBERG CPA
PARTNER

2018 TAX RETURN FILING INSTRUCTIONS

U.S. RETURN OF PARTNERSHIP INCOME

FOR THE YEAR ENDING

DECEMBER 31, 2018

Prepared for	HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC 745 FIFTH AVE-28TH FLOOR NEW YORK, NY 10151
Prepared by	TODRES & COMPANY, LLP. 400 POST AVENUE, SUITE 205 WESTBURY, NY 11590
To be signed and dated by	A MEMBER MANAGER OF THE LLC
Amount of tax	NOT APPLICABLE
Mail tax return to	THIS RETURN HAS BEEN PREPARED FOR ELECTRONIC FILING. TO HAVE IT TRANSMITTED ELECTRONICALLY TO THE IRS, PLEASE SIGN, DATE, AND RETURN FORM 8879-PE TO OUR OFFICE. WE WILL THEN SUBMIT YOUR ELECTRONIC RETURN.
Forms to be distributed to partners	ENCLOSED ARE COPIES OF SCHEDULE K-1 TO BE DISTRIBUTED TO THE MEMBERS.
Return must be mailed on or before	NOT APPLICABLE
Special Instructions	DO NOT MAIL THE PAPER COPY OF THE RETURN TO THE IRS.

810145 04-01-18

Qualified Business Income (Section 199A)

Description	Qualified Business Income	Specified Service Income	W-2 Wages	Unadjusted Basis of Assets	Qualified PTP Income	Gain on Disposition of PTP	Total PTP Income
	28,745.						
TOTAL	28,745.						

Qualified REIT dividends ....

Unused prior year losses ....

Cooperative qualified business income ....

814821 02-14-19

Form **8879-PE**

Department of the Treasury
Internal Revenue Service

IRS e-file Signature Authorization for Form 1065

▶ Return completed Form 8879-PE to your ERO. (Don't send to the IRS.)

▶ Go to www.irs.gov/Form8879PE for the latest information.

For calendar year 2018, or tax year beginning , 2018, ending ,20 .

OMB No. 1545-0123

2018

Name of partnership HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC

Employer identification number **-*******

Part I **Tax Return Information** (Whole dollars only)

1 Gross receipts or sales less returns and allowances (Form 1065, line 1c)	1	383,896.
2 Gross profit (Form 1065, line 3)	2	383,896.
3 Ordinary business income (loss) (Form 1065, line 22)	3	28,745.
4 Net rental real estate income (loss) (Form 1065, Schedule K, line 2)	4	
5 Other net rental income (loss) (Form 1065, Schedule K, line 3c)	5	

Part II **Declaration and Signature Authorization of Partner or Member (Be sure to get a copy of the partnership's return)**

Under penalties of perjury, I declare that I am a partner or member of the above partnership and that I have examined a copy of the partnership's 2018 electronic return of partnership income and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the partnership's electronic return of partnership income. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the partnership's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission and **(b)** the reason for any delay in processing the return. I have selected a personal identification number (PIN) as my signature for the partnership's electronic return of partnership income.

Partner or Member's PIN: check one box only

[X] I authorize TODRES & COMPANY, LLP. to enter my PIN 11590
ERO firm name — **Don't enter all zeros**
as my signature on the partnership's 2018 electronically filed return of partnership income.

[ ] As a partner or member of the partnership, I will enter my PIN as my signature on the partnership's 2018 electronically filed return of partnership income.

Partner or member's signature ▶ ______

Title ▶ CEO　　Date ▶ ______

Part III **Certification and Authentication**

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 12451611590
Don't enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2018 electronically filed return of partnership income for the partnership indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ▶ ______　　Date ▶ 03/13/19

ERO Must Retain This Form - See Instructions
Don't Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.　　Form **8879-PE** (2018)

LHA

821031 11-21-18

09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

Form **1065**	**U.S. Return of Partnership Income**		OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	For calendar year 2018, or tax year beginning _____ , _____ , ending _____ , _____ .		**2018**

A Principal business activity
SERVICE

B Principal product or service
MOBILE APP

C Business code number
519100

Type or Print

Name of partnership
HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC

Number, street, and room or suite no. If a P.O. box, see instructions.
545 5TH AVENUE-SUITE 640

City or town, state or province, country, and ZIP or foreign postal code
NEW YORK   NY 10017

D Employer identification number
_-*****

E Date business started
07/08/2014

F Total assets
$ 235,732.

G Check applicable boxes: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return

H Check accounting method: **(1)** ☐ Cash **(2)** ☒ Accrual **(3)** ☐ Other (specify) ▶ _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ▶ 9

J Check if Schedules C and M-3 are attached ▶ ☐

Caution: Include **only** trade or business income and expenses on lines 1a through 22 below. See instructions for more information.

Income				
1 a	Gross receipts or sales	**1a**	383,896.	
b	Returns and allowances	**1b**		
c	Balance. Subtract line 1b from line 1a		**1c**	383,896.
2	Cost of goods sold (attach Form 1125-A)		**2**	
3	Gross profit. Subtract line 2 from line 1c		**3**	383,896.
4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)		**4**	
5	Net farm profit (loss) (attach Schedule F (Form 1040))		**5**	
6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)		**6**	
7	Other income (loss) (attach statement)		**7**	
8	**Total income (loss).** Combine lines 3 through 7		**8**	383,896.

Deductions (see instructions for limitations)				
9	Salaries and wages (other than to partners) (less employment credits)		**9**	
10	Guaranteed payments to partners		**10**	
11	Repairs and maintenance		**11**	
12	Bad debts		**12**	1,999.
13	Rent		**13**	28,102.
14	Taxes and licenses	SEE STATEMENT 1	**14**	50.
15	Interest (see instructions)		**15**	
16 a	Depreciation (if required, attach Form 4562)	**16a**		
b	Less depreciation reported on Form 1125-A and elsewhere on return	**16b**	**16c**	
17	Depletion **(Do not deduct oil and gas depletion.)**		**17**	
18	Retirement plans, etc.		**18**	
19	Employee benefit programs		**19**	
20	Other deductions (attach statement)	SEE STATEMENT 2	**20**	325,000.
21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20		**21**	355,151.
22	**Ordinary business income (loss).** Subtract line 21 from line 8		**22**	28,745.

Tax and Payments			
23	Interest due under the look-back method-completed long-term contracts (attach Form 8697)	**23**	
24	Interest due under the look-back method-income forecast method (attach Form 8866)	**24**	
25	BBA AAR imputed underpayment (see instructions)	**25**	
26	Other taxes (see instructions)	**26**	
27	**Total balance due.** Add lines 23 through 27	**27**	
28	Payment (see instructions)	**28**	
29	**Amount owed.** If line 28 is smaller than line 27, enter amount owed	**29**	
30	**Overpayment.** If line 28 is larger than line 27, enter overpayment	**30**	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

▶ _____ ▶ _____
Signature of partner or limited liability company member   Date

May the IRS discuss this return with the preparer shown below (see instr.)?
☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
S COOPERBERG CPA	S COOPERBERG CPA	03/13/19		P00447750

Firm's name ▶ TODRES & COMPANY, LLP.
Firm's EIN ▶ **_-*******

Firm's address ▶ 400 POST AVENUE, SUITE 205
WESTBURY, NY 11590
Phone no. 516-997-3232

LHA **For Paperwork Reduction Act Notice, see separate instructions.** 811001 12-21-18 Form **1065** (2018)

Schedule B Other Information

		Yes	No
1	What type of entity is filing this return? Check the applicable box: a ☐ Domestic general partnership b ☐ Domestic limited partnership c ☒ Domestic limited liability company d ☐ Domestic limited liability partnership e ☐ Foreign partnership f ☐ Other ▶		
2	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership	X	
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
3	At the end of the tax year, did the partnership:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
4	Does the partnership satisfy **all four** of the following conditions?		
a	The partnership's total receipts for the tax year were less than $250,000.		
b	The partnership's total assets at the end of the tax year were less than $ 1 million.		
c	Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.		
d	The partnership is not filing and is not required to file Schedule M-3		X
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; item F on page 1 of Form 1065; or item L on Schedule K-1.		
5	Is this partnership a publicly traded partnership, as defined in section 469(k)(2)?		X
6	During the tax year, did the partnership have any debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
7	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
8	At any time during calendar year 2018, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If "Yes," enter the name of the foreign country. ▶		X
9	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
10 a	Is the partnership making, or had it previously made (and not revoked), a section 754 election? See instructions for details regarding a section 754 election.		X
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X

811011 12-21-18 Form 1065 (2018)

2

09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

Schedule B	Other Information *(continued)*		
		Yes	**No**
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
11	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) .... ▶ ☐		
12	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		X
13	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities (FDEs) and Foreign Branches (FBs), enter the number of Forms 8858 attached. See instructions .... ▶		
14	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership .... ▶		X
15	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return. ▶		
16 a	Did you make any payments in 2018 that would require you to file Form(s) 1099? See instructions	X	
b	If "Yes," did you or will you file required Form(s) 1099?	X	
17	Enter the number of Form(s) 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return. ▶		
18	Enter the number of partners that are foreign governments under section 892. ▶		
19	During the partnership's tax year, did the partnership make any payments that would require it to file Form 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474)?		X
20	Was the partnership a specified domestic entity required to file Form 8938 for the tax year? See the Instructions for Form 8938		X
21	Is the partnership a section 721(c) partnership, as defined in Treasury Regulations section 1.721(c)-1T(b)(14)?		X
22	During the tax year, did the partnership pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions. If "Yes," enter the total amount of the disallowed deductions. ▶ $		X
23	Did the partnership have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the partnership satisfy one of the following conditions and the partnership does not own a pass-through entity with current year, or prior year, carryover excess business interest expense? See instructions	X	
a	The partnership's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year do not exceed $25 million, and the partnership is not a tax shelter, or		
b	The partnership only has business interest expense from (1) an electing real property trade or business, (2) an electing farming business, or (3) certain utility businesses under section 163(j)(7). If "No," complete and attach Form 8990.		
25	Is the partnership electing out of the centralized partnership audit regime under section 6221(b)? See instructions		X
	If "Yes," the partnership must complete Schedule B-2 (Form 1065). Enter the total from Schedule B-2, Part III, line 3. ▶ _____		
	If "No," complete Designation of Partnership Representative below.		

Designation of Partnership Representative *(see instructions)*

Enter below the information for the partnership representative (PR) for the tax year covered by this return.

Name of PR ▶	HBD INVESTMENTS, LLC	U.S. taxpayer identification number of PR ▶	**-*******
U.S. address of PR ▶	745 FIFTH AVE-28TH FLOOR NEW YORK, NY 10151	U.S. phone number of PR ▶	212-703-0313
If the PR is an entity, name of the designated individual for the PR ▶	SATYAN MALHOTRA	U.S. taxpayer identification number of the designated individual ▶	***-**-****
U.S. address of designated individual ▶	411 EAST 53RD STREET NEW YORK, NY 10022	U.S. phone number of designated individual ▶	212-703-0313

| **26** | Is the partnership attaching Form 8996 to certify as a Qualified Opportunity Fund? .... | | X |
| | If "Yes," enter the amount from Form 8996, line 13. ▶ $ | | |

Form **1065** (2018)

811021 12-21-18

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

Schedule K	Partners' Distributive Share Items			Total amount

Income (Loss)

1	Ordinary business income (loss) (page 1, line 22)		**1**	28,745.
2	Net rental real estate income (loss) (attach Form 8825)		**2**	
3 a	Other gross rental income (loss)	**3a**		
b	Expenses from other rental activities (attach statement)	**3b**		
c	Other net rental income (loss). Subtract line 3b from line 3a		**3c**	
4	Guaranteed payments		**4**	
5	Interest income		**5**	
6	Dividends and dividend equivalents: **a** Ordinary dividends		**6a**	
	b Qualified dividends	**6b**		
	c Dividend equivalents	**6c**		
7	Royalties		**7**	
8	Net short-term capital gain (loss) (attach Schedule D (Form 1065))		**8**	
9 a	Net long-term capital gain (loss) (attach Schedule D (Form 1065))		**9a**	
b	Collectibles (28%) gain (loss)	**9b**		
c	Unrecaptured section 1250 gain (attach statement)	**9c**		
10	Net section 1231 gain (loss) (attach Form 4797)		**10**	
11	Other income (loss) (see instructions) Type ▶		**11**	

Deductions

12	Section 179 deduction (attach Form 4562)		**12**	
13 a	Contributions		**13a**	
b	Investment interest expense		**13b**	
c	Section 59(e)(2) expenditures: **(1)** Type ▶ _____ **(2)** Amount ▶		**13c(2)**	
d	Other deductions (see instructions) Type ▶		**13d**	

Self-Employment

14 a	Net earnings (loss) from self-employment		**14a**	955.
b	Gross farming or fishing income		**14b**	
c	Gross nonfarm income		**14c**	12,754.

Credits

15 a	Low-income housing credit (section 42(j)(5))		**15a**	
b	Low-income housing credit (other)		**15b**	
c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)		**15c**	
d	Other rental real estate credits (see instructions) Type ▶		**15d**	
e	Other rental credits (see instructions) Type ▶		**15e**	
f	Other credits (see instructions) Type ▶		**15f**	

Foreign Transactions

16 a	Name of country or U.S. possession ▶			
b	Gross income from all sources		**16b**	
c	Gross income sourced at partner level		**16c**	
	Foreign gross income sourced at partnership level			
d	Section 951A category ▶ _____ **e** Foreign branch category ▶		**16e**	
f	Passive category ▶ _____ **g** General category ▶ _____ **h** Other		**16h**	
	Deductions allocated and apportioned at partner level			
i	Interest expense ▶ _____ **j** Other		**16j**	
	Deductions allocated and apportioned at partnership level to foreign source income			
k	Section 951A category ▶ _____ **l** Foreign branch category ▶		**16l**	
m	Passive category ▶ _____ **n** General category ▶ _____ **o** Other		**16o**	
p	Total foreign taxes (check one): ▶ Paid ☐ Accrued ☐		**16p**	
q	Reduction in taxes available for credit (attach statement)		**16q**	
r	Other foreign tax information (attach statement)			

Alternative Minimum Tax (AMT) Items

17 a	Post-1986 depreciation adjustment		**17a**	
b	Adjusted gain or loss		**17b**	
c	Depletion (other than oil and gas)		**17c**	
d	Oil, gas, and geothermal properties - gross income		**17d**	
e	Oil, gas, and geothermal properties - deductions		**17e**	
f	Other AMT items (attach statement)		**17f**	

Other Information

18 a	Tax-exempt interest income		**18a**	
b	Other tax-exempt income		**18b**	
c	Nondeductible expenses SEE STATEMENT 3		**18c**	4,128.
19 a	Distributions of cash and marketable securities		**19a**	
b	Distributions of other property		**19b**	
20 a	Investment income		**20a**	
b	Investment expenses		**20b**	
c	Other items and amounts (attach statement) STMT 4			

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

Analysis of Net Income (Loss)

1 Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16p		**1**	28,745.

2 Analysis by partner type:

	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt Organization	(vi) Nominee/Other
a General partners						
b Limited partners			5,348.	23,397.		

Schedule L — Balance Sheets per Books

Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1 Cash		9,474.		65,206.
2a Trade notes and accounts receivable	73,252.		25,278.	
b Less allowance for bad debts		73,252.		25,278.
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (attach statement)	STATEMENT 5	0.		8,250.
7a Loans to partners (or persons related to partners)				
b Mortgage and real estate loans				
8 Other investments (attach statement)				
9a Buildings and other depreciable assets				
b Less accumulated depreciation				
10a Depletable assets				
b Less accumulated depletion				
11 Land (net of any amortization)				
12a Intangible assets (amortizable only)	199,970.		199,970.	
b Less accumulated amortization	49,729.	150,241.	62,972.	136,998.
13 Other assets (attach statement)				
14 Total assets		232,967.		235,732.
Liabilities and Capital				
15 Accounts payable				
16 Mortgages, notes, bonds payable in less than 1 year				
17 Other current liabilities (attach statement)	STATEMENT 6	29,482.		7,630.
18 All nonrecourse loans				
19a Loans from partners (or persons related to partners)				
b Mortgages, notes, bonds payable in 1 year or more				
20 Other liabilities (attach statement)				
21 Partners' capital accounts		203,485.		228,102.
22 Total liabilities and capital		232,967.		235,732.

Schedule M-1 — Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note: The partnership may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	24,617.	**6** Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize):	
2 Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):		**a** Tax-exempt interest $ _____	
3 Guaranteed payments (other than health insurance)		**7** Deductions included on Schedule K, lines 1 through 13d, and 16p, not charged against book income this year (itemize):	
4 Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16p (itemize):		**a** Depreciation $ _____	
a Depreciation $ _____		**8** Add lines 6 and 7	
b Travel and entertainment $ 4,128.	4,128.	**9** Income (loss) (Analysis of Net Income (Loss),	
5 Add lines 1 through 4	28,745.	line 1). Subtract line 8 from line 5	28,745.

Schedule M-2 — Analysis of Partners' Capital Accounts

1 Balance at beginning of year	203,485.	**6** Distributions: **a** Cash	
2 Capital contributed: **a** Cash		**b** Property	
b Property		**7** Other decreases (itemize): _____	
3 Net income (loss) per books	24,617.		
4 Other increases (itemize): _____		**8** Add lines 6 and 7	
5 Add lines 1 through 4	228,102.	**9** Balance at end of year. Subtract line 8 from line 5	228,102.

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

SCHEDULE B-1
(Form 1065)
(Rev. September 2017)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

▶ **Attach to Form 1065.**

▶ **Go to www.irs.gov/Form1065 for the latest information.**

OMB No. 1545-0123

Name of partnership: HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC

Employer identification number: **-*******

Part I **Entities Owning 50% or More of the Partnership** (Form 1065, Schedule B, Question 3a)

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital
HBD INVESTMENTS, LLC	**-*******	LLC	UNITED STATES	77.91

Part II **Individuals or Estates Owning 50% or More of the Partnership** (Form 1065, Schedule B, Question 3b)

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

LHA **For Paperwork Reduction Act Notice, see the Instructions for Form 1065.** **Schedule B-1 (Form 1065) (Rev. 9-2017)**

824551 04-01-18

2018 DEPRECIATION AND AMORTIZATION REPORT

OTHER 1

Asset No.	Description	Date Acquired	Method	Life	Conv	Line No.	Unadjusted Cost Or Basis	Bus % Excl	Section 179 Expense	* Reduction In Basis	Basis For Depreciation	Beginning Accumulated Depreciation	Current Sec 179 Expense	Current Year Deduction	Ending Accumulated Depreciation
1	ORGANIZATIONAL EXPENSES	06/30/14	248	180M		43	10,905.				10,905.	7,181.		727.	7,908.
2	STARTUP COSTS	06/30/14	195	180M		43	187,736.				187,736.	42,548.		12,516.	55,064.
	* TOTAL OTHER DEPRECIATION & AMORT						198,641.				198,641.	49,729.		13,243.	62,972.

828111 04-01-18

(D) - Asset disposed

* ITC, Salvage, Bonus, Commercial Revitalization Deduction, GO Zone

Worksheet for Figuring Net Earnings (Loss) From Self-Employment

	Name of partnership			Employer identification number
	HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC			**-*******

1 a Ordinary income (loss) (Schedule K, line 1)	**1a**	28,745.		
b Net income (loss) from **CERTAIN** rental real estate activities	**1b**			
c Net income (loss) from other rental activities (Schedule K, line 3c)	**1c**			
d Net loss from Form 4797, Part II, line 17, included on line 1a above. Enter as a positive amount	**1d**			
e Other additions	**1e**			
f Combine lines 1a through 1e	**1f**	28,745.		
2 a Net gain from Form 4797, Part II, line 17, included on line 1a above	**2a**			
b Other subtractions	**2b**			
c Add lines 2a and 2b	**2c**			
3 a Subtract line 2c from line 1f. If line 1f is a loss, increase the loss on line 1f by the amount on line 2c	**3a**	28,745.		
b Part of line 3a allocated to limited partners, estates, trusts, corporations, exempt organizations, and IRAs	**3b**	27,790.		
c Subtract line 3b from line 3a			**3c**	955.
4 a Guaranteed payments to partners (Schedule K, line 4) derived from a trade or business as defined in section 1402(c)	**4a**			
b Part of line 4a allocated to individual limited partners for **other than** services and to estates, trusts, corporations, exempt organizations, and IRAs	**4b**			
c Subtract line 4b from line 4a			**4c**	
5 Net earnings (loss) from self-employment. Combine lines 3c and 4c. Enter here and on Schedule K, line 14a			**5**	955.

HOSPITALITY INNOVATED, LLC FKA HOTELS BY **-*******

FORM 1065	TAX EXPENSE	STATEMENT 1

DESCRIPTION	AMOUNT
NYS LLC FILING FEE	50.
TOTAL TO FORM 1065, LINE 14	50.

FORM 1065	OTHER DEDUCTIONS	STATEMENT 2

DESCRIPTION	AMOUNT
ADVERTISING	96,743.
AMORTIZATION EXPENSE	13,243.
BANK CHARGES	6,063.
INSURANCE	1,675.
IT EXPENSES	28,270.
MARKETING CONTRACTORS	28,934.
MEALS	4,128.
OFFICE EXPENSE	128.
OFFICE SUPPLIES	1,290.
OUTSIDE CONTRACTORS	58,157.
PROFESSIONAL FEES	7,536.
RECRUITING CONTRACTORS	9,660.
REVENUE SHARE	3,546.
TECHNOLOY CONTRACTORS	43,798.
TRAVEL	20,213.
UTILITIES	1,616.
TOTAL TO FORM 1065, LINE 20	325,000.

SCHEDULE K	NONDEDUCTIBLE EXPENSE	STATEMENT 3

DESCRIPTION	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	4,128.
TOTAL TO SCHEDULE K, LINE 18C	4,128.

SCHEDULE K	OTHER ITEMS	STATEMENT	4

DESCRIPTION	AMOUNT
GROSS RECEIPTS FOR SECTION 59A(E)	383,896.
SECTION 199A QUALIFIED BUSINESS INCOME	28,745.
SECTION 199A W-2 WAGES	0.
SECTION 199A UNADJUSTED BASIS	0.
SECTION 199A REIT DIVIDENDS	0.
SECTION 199A PTP INCOME	0.

SCHEDULE L	OTHER CURRENT ASSETS	STATEMENT	5

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
PREPAID EXPENSES	0.	8,250.
TOTAL TO SCHEDULE L, LINE 6	0.	8,250.

SCHEDULE L	OTHER CURRENT LIABILITIES	STATEMENT	6

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
CREDIT CARD PAYABLE	29,482.	7,630.
TOTAL TO SCHEDULE L, LINE 17	29,482.	7,630.

FORM 1065	PARTNERS' CAPITAL ACCOUNT SUMMARY			STATEMENT 7	
PARTNER NUMBER	BEGINNING CAPITAL	CAPITAL CONTRIBUTED	SCHEDULE M-2 LNS 3, 4 & 7	WITH- DRAWALS	ENDING CAPITAL
1	5,029.		818.		5,847.
2	5,029.		818.		5,847.
3	2,513.		408.		2,921.
4	3,017.		491.		3,508.
5	12,135.		900.		13,035.
6	2,848.		463.		3,311.
7	139,192.		19,178.		158,370.
8	292.		41.		333.
9	33,430.		1,500.		34,930.
TOTAL	203,485.		24,617.		228,102.

1

Schedule K-1 (Form 1065)
Department of the Treasury
Internal Revenue Service

2018

For calendar year 2018, or tax year beginning ______ ending ______

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
_*****

B Partnership's name, address, city, state, and ZIP code
HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY 10017

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
_*****

F Partner's name, address, city, state, and ZIP code
AKARIT LLC
77 WEST 55TH STREET, # 18G
NEW YORK, NY 10019

G [X] General partner or LLC member-manager ☐ Limited partner or other LLC member

H [X] Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? PARTNERSHIP

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	3.3222700%	3.3222700%
Loss	3.3222700%	3.3222700%
Capital	3.3222700%	3.3222700%

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$ 0.	$ 0.

L Partner's capital account analysis:

Beginning capital account	$ 5,029.
Capital contributed during the year	$
Current year increase (decrease)	$ 818.
Withdrawals & distributions	$( )
Ending capital account	$ 5,847.

[X] Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ **Yes** [X] **No**
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Code	Amount
1 Ordinary business income (loss)		955.
2 Net rental real estate income (loss)		
3 Other net rental income (loss)		
4 Guaranteed payments		
5 Interest income		
6a Ordinary dividends		
6b Qualified dividends		
6c Dividend equivalents		
7 Royalties		
8 Net short-term capital gain (loss)		
9a Net long-term capital gain (loss)		
9b Collectibles (28%) gain (loss)		
9c Unrecaptured sec 1250 gain		
10 Net section 1231 gain (loss)		
11 Other income (loss)		
12 Section 179 deduction		
13 Other deductions		
14 Self-employment earnings (loss)	A	955.
	C	12,754.
15 Credits		
16 Foreign transactions		
17 Alternative min tax (AMT) items		
18 Tax-exempt income and nondeductible expenses	C*	137.
19 Distributions		
20 Other information	Z	* 955.
	AA	* 0.
	AB	* 0.
	AC	* 0.
	AD	* 0.
	AG	* 12,754.

*See attached statement for additional information.

For IRS Use Only

811261 12-11-18 LHA For Paperwork Reduction Act Notice, see Instructions for Form 1065. www.irs.gov/Form1065 Schedule K-1 (Form 1065) 2018
10 1
09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

```
HOSPITALITY INNOVATED, LLC FKA HOTELS BY                    **-*******
```

===

SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C
_____

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	NONDEDUCTIBLE PORTION	137.
TOTAL TO SCHEDULE K-1, BOX 18, CODE C		137.

===

SCHEDULE K-1   SECTION 199A ITEMS, BOX 20
                      CODES Z THROUGH AD
_____

CODE	DESCRIPTION	AMOUNT
	TRADE OR BUSINESS -	
Z	SECTION 199A QUALIFIED BUSINESS INCOME	955.
AA	SECTION 199A W-2 WAGES	0.
AB	SECTION 199A UNADJUSTED BASIS	0.
AC	SECTION 199A REIT DIVIDENDS	0.
AD	SECTION 199A PTP INCOME	0.

SCHEDULE K-1   SECTION 199A ADDITIONAL INFORMATION

THE SECTION 199A AMOUNTS TO BE USED IN THE CALCULATION OF QUALIFIED
BUSINESS INCOME DEDUCTION ON YOUR 1040/1041 RETURN ARE REPORTED ON LINE 20,
UNDER CODES Z, AA, AB, AC AND AD. PLEASE CONSULT YOUR TAX ADVISOR REGARDING
THE CALCULATION OF QUALIFIED BUSINESS INCOME DEDUCTION, INCLUDING THE
POSSIBLE AGGREGATIONS AND LIMITATIONS THAT MAY APPLY AND THE FILING OF THE
1.199A-4(C)(2)(I) ANNUAL DISCLOSURE STATEMENT.

SCHEDULE K-1   GROSS RECEIPTS - SECTION 59A(E), BOX 20, CODE AG

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
GROSS RECEIPTS FOR SECTION 59A(E)	SEE IRS SCH. K-1 INSTRUCTIONS	12,754.
TOTAL TO SCHEDULE K-1, LINE 20 AG		12,754.

Schedule of Activities

For calendar year 2018, or tax year beginning   , 2018, and ending   ,   .

Name: HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC   **-*******

For: AKARIT LLC   **-*******

Description of Activity	Activity Number 1	100% Disposed	Publicly Traded Partnership	Type Code *	Description

	Activity - 1	Activity -	Activity -
Ordinary business income (loss)	955.		
Net rental real estate income (loss)			
Other net rental income (loss)			
Interest income			
Dividends - Ordinary dividends			
- Qualified dividends			
- Dividend equivalents (1065 only)			
Royalties			
Net short-term capital gain (loss)			
Net long-term capital gain (loss)			
- Collectibles (28%) gain (loss)			
- Unrecaptured Section 1250 gain			
Net section 1231 gain (loss)			
Other portfolio income			
Section 1256 contracts and straddles			
Other income			
Section 179 deduction			
Charitable contributions			
Portfolio deductions			
Investment interest expense			
Section 59(e)(2) expenditures			
Other deductions			
Net earnings from self-employment	955.		
Gross farming or fishing income			
Gross nonfarm income	12,754.		
LIH credit - Section 42(j)(5) partnerships			
- Other			
Qualified rehabilitation expenditures related to rental real estate			
Other rental credits			
Credits related to other rental activities			
Recapture of LIH credit - Section 42(j)(5) partnerships			
- Other			
Other credits			
Post-1986 depreciation adjustment			
Adjusted gain or loss			
Portion of adjusted gain/loss allocable to short-term gain/loss			
Portion of adjusted gain/loss allocable to long-term gain/loss			
Portion of adjusted gain/loss allocable to section 1231 gain/loss			
Depletion (other than oil and gas)			
Oil, gas and geothermal properties - gross income			
Oil, gas and geothermal properties - deductions			
Other AMT items			
Investment income			
Investment expenses			
Section 199A - Qualified business income	955.		
- Specified service income			
- W-2 wages			
- Unadjusted basis of assets			
- PTP income			

* 1 - Single Family Residence   2 - Multi-Family Residence   3 - Vacation or Short-Term Rental   4 - Commercial   5 - Land   6 - Royalties   7 - Self-Rental   8 - Other

825001 01-30-19

12.1

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

651118

Schedule K-1
(Form 1065)
Department of the Treasury
Internal Revenue Service

2018
For calendar year 2018, or tax year

beginning _____ ending _____

Partner's Share of Income, Deductions, Credits, etc.

▶ **See separate instructions.**

☐ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Part III	**Partner's Share of Current Year Income, Deductions, Credits, and Other Items**

1 Ordinary business income (loss) 955.	**15** Credits
2 Net rental real estate income (loss)	
3 Other net rental income (loss)	**16** Foreign transactions
4 Guaranteed payments	
5 Interest income	
6a Ordinary dividends	
6b Qualified dividends	**17** Alternative min tax (AMT) items
6c Dividend equivalents	
7 Royalties	**18** Tax-exempt income and nondeductible expenses C* 137.
8 Net short-term capital gain (loss)	
9a Net long-term capital gain (loss)	**19** Distributions
9b Collectibles (28%) gain (loss)	
9c Unrecaptured sec 1250 gain	**20** Other information Z * 955.
10 Net section 1231 gain (loss)	AA * 0. AB * 0. AC * 0. AD * 0.
11 Other income (loss)	
12 Section 179 deduction	
13 Other deductions	
14 Self-employment earnings (loss) A 0.	

*See attached statement for additional information.

Part I	**Information About the Partnership**

A Partnership's employer identification number
-*****

B Partnership's name, address, city, state, and ZIP code
HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY   10017

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II	**Information About the Partner**

E Partner's identifying number
-**-*

F Partner's name, address, city, state, and ZIP code

VIDUR RAJ BHALLA
42 VALLEY VIEW DRIVE
STAMFORD, CT   06903

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner?   INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	3.3222700%	3.3222700%
Loss	3.3222700%	3.3222700%
Capital	3.3222700%	3.3222700%

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	0. $	0.

L Partner's capital account analysis:

Beginning capital account	$ 5,029.
Capital contributed during the year	$
Current year increase (decrease)	$ 818.
Withdrawals & distributions	$( )
Ending capital account	$ 5,847.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If "Yes," attach statement (see instructions)

For IRS Use Only

811261 12-11-18 LHA   **For Paperwork Reduction Act Notice, see Instructions for Form 1065.**   www.irs.gov/Form1065   **Schedule K-1 (Form 1065) 2018**

2

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

```
HOSPITALITY INNOVATED, LLC FKA HOTELS BY                    **-*******
```

SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	NONDEDUCTIBLE PORTION	137.
TOTAL TO SCHEDULE K-1, BOX 18, CODE C		137.

SCHEDULE K-1   SECTION 199A ITEMS, BOX 20
                      CODES Z THROUGH AD

CODE	DESCRIPTION	AMOUNT
	TRADE OR BUSINESS -	
Z	SECTION 199A QUALIFIED BUSINESS INCOME	955.
AA	SECTION 199A W-2 WAGES	0.
AB	SECTION 199A UNADJUSTED BASIS	0.
AC	SECTION 199A REIT DIVIDENDS	0.
AD	SECTION 199A PTP INCOME	0.

SCHEDULE K-1   SECTION 199A ADDITIONAL INFORMATION

THE SECTION 199A AMOUNTS TO BE USED IN THE CALCULATION OF QUALIFIED
BUSINESS INCOME DEDUCTION ON YOUR 1040/1041 RETURN ARE REPORTED ON LINE 20,
UNDER CODES Z, AA, AB, AC AND AD. PLEASE CONSULT YOUR TAX ADVISOR REGARDING
THE CALCULATION OF QUALIFIED BUSINESS INCOME DEDUCTION, INCLUDING THE
POSSIBLE AGGREGATIONS AND LIMITATIONS THAT MAY APPLY AND THE FILING OF THE
1.199A-4(C)(2)(I) ANNUAL DISCLOSURE STATEMENT.

Schedule of Activities

For calendar year 2018, or tax year beginning   , 2018, and ending   ,   .

Name: HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC   **-*******

For: VIDUR RAJ BHALLA   ***-**-****

Description of Activity	Activity Number 1	100% Disposed	Publicly Traded Partnership	Type Code *	Description

	Activity - 1	Activity -	Activity -
Ordinary business income (loss)	955.		
Net rental real estate income (loss)			
Other net rental income (loss)			
Interest income			
Dividends - Ordinary dividends			
- Qualified dividends			
- Dividend equivalents (1065 only)			
Royalties			
Net short-term capital gain (loss)			
Net long-term capital gain (loss)			
- Collectibles (28%) gain (loss)			
- Unrecaptured Section 1250 gain			
Net section 1231 gain (loss)			
Other portfolio income			
Section 1256 contracts and straddles			
Other income			
Section 179 deduction			
Charitable contributions			
Portfolio deductions			
Investment interest expense			
Section 59(e)(2) expenditures			
Other deductions			
Net earnings from self-employment			
Gross farming or fishing income			
Gross nonfarm income			
LIH credit - Section 42(j)(5) partnerships			
- Other			
Qualified rehabilitation expenditures related to rental real estate			
Other rental credits			
Credits related to other rental activities			
Recapture of LIH credit - Section 42(j)(5) partnerships			
- Other			
Other credits			
Post-1986 depreciation adjustment			
Adjusted gain or loss			
Portion of adjusted gain/loss allocable to short-term gain/loss			
Portion of adjusted gain/loss allocable to long-term gain/loss			
Portion of adjusted gain/loss allocable to section 1231 gain/loss			
Depletion (other than oil and gas)			
Oil, gas and geothermal properties - gross income			
Oil, gas and geothermal properties - deductions			
Other AMT items			
Investment income			
Investment expenses			
Section 199A - Qualified business income	955.		
- Specified service income			
- W-2 wages			
- Unadjusted basis of assets			
- PTP income			

* 1 - Single Family Residence   2 - Multi-Family Residence   3 - Vacation or Short-Term Rental   4 - Commercial   5 - Land   6 - Royalties   7 - Self-Rental   8 - Other

825001 01-30-19

15.1

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

651118

	☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Schedule K-1
(Form 1065)
Department of the Treasury
Internal Revenue Service

2018
For calendar year 2018, or tax year

beginning _____ ending _____

Partner's Share of Income, Deductions, Credits, etc.

▶ **See separate instructions.**

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1 Ordinary business income (loss)		**15** Credits
477.		
2 Net rental real estate income (loss)		
		16 Foreign transactions
3 Other net rental income (loss)		
4 Guaranteed payments		
5 Interest income		
6a Ordinary dividends		
		17 Alternative min tax (AMT) items
6b Qualified dividends		
6c Dividend equivalents		
		18 Tax-exempt income and nondeductible expenses
7 Royalties		C* 69.
8 Net short-term capital gain (loss)		
9a Net long-term capital gain (loss)		**19** Distributions
9b Collectibles (28%) gain (loss)		
		20 Other information
9c Unrecaptured sec 1250 gain		Z * 477.
		AA * 0.
10 Net section 1231 gain (loss)		AB * 0.
		AC * 0.
11 Other income (loss)		AD * 0.
12 Section 179 deduction		
13 Other deductions		
14 Self-employment earnings (loss)		
A 0.		

*See attached statement for additional information.

Part I   Information About the Partnership

A Partnership's employer identification number
-*****

B Partnership's name, address, city, state, and ZIP code
HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY   10017

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II   Information About the Partner

E Partner's identifying number
-**-*

F Partner's name, address, city, state, and ZIP code

DERMOT M O'HARA
48 MERCER STREET., APT 2W
NEW YORK, NY   10013

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner?   INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	1.6611300%	1.6611300%
Loss	1.6611300%	1.6611300%
Capital	1.6611300%	1.6611300%

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$ 0.	$ 0.

L Partner's capital account analysis:

Beginning capital account	$ 2,513.
Capital contributed during the year	$
Current year increase (decrease)	$ 408.
Withdrawals & distributions	$ ( )
Ending capital account	$ 2,921.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If "Yes," attach statement (see instructions)

For IRS Use Only

811261 12-11-18 LHA   **For Paperwork Reduction Act Notice, see Instructions for Form 1065.**   www.irs.gov/Form1065   **Schedule K-1 (Form 1065) 2018**

3

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

HOSPITALITY INNOVATED, LLC FKA HOTELS BY **-*******

SCHEDULE K-1 NONDEDUCTIBLE EXPENSES, BOX 18, CODE C

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	NONDEDUCTIBLE PORTION	69.
TOTAL TO SCHEDULE K-1, BOX 18, CODE C		69.

SCHEDULE K-1 SECTION 199A ITEMS, BOX 20
CODES Z THROUGH AD

CODE	DESCRIPTION	AMOUNT
	TRADE OR BUSINESS -	
Z	SECTION 199A QUALIFIED BUSINESS INCOME	477.
AA	SECTION 199A W-2 WAGES	0.
AB	SECTION 199A UNADJUSTED BASIS	0.
AC	SECTION 199A REIT DIVIDENDS	0.
AD	SECTION 199A PTP INCOME	0.

SCHEDULE K-1   SECTION 199A ADDITIONAL INFORMATION

THE SECTION 199A AMOUNTS TO BE USED IN THE CALCULATION OF QUALIFIED
BUSINESS INCOME DEDUCTION ON YOUR 1040/1041 RETURN ARE REPORTED ON LINE 20,
UNDER CODES Z, AA, AB, AC AND AD. PLEASE CONSULT YOUR TAX ADVISOR REGARDING
THE CALCULATION OF QUALIFIED BUSINESS INCOME DEDUCTION, INCLUDING THE
POSSIBLE AGGREGATIONS AND LIMITATIONS THAT MAY APPLY AND THE FILING OF THE
1.199A-4(C)(2)(I) ANNUAL DISCLOSURE STATEMENT.

Schedule of Activities

For calendar year 2018, or tax year beginning   , 2018, and ending   ,   .

Name: HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC   **-*******

For: DERMOT M O'HARA   ***-**-****

Description of Activity	Activity Number	100% Disposed	Publicly Traded Partnership	Type Code *	Description
	1				

	Activity - 1	Activity -	Activity -
Ordinary business income (loss)	477.		
Net rental real estate income (loss)			
Other net rental income (loss)			
Interest income			
Dividends - Ordinary dividends			
- Qualified dividends			
- Dividend equivalents (1065 only)			
Royalties			
Net short-term capital gain (loss)			
Net long-term capital gain (loss)			
- Collectibles (28%) gain (loss)			
- Unrecaptured Section 1250 gain			
Net section 1231 gain (loss)			
Other portfolio income			
Section 1256 contracts and straddles			
Other income			
Section 179 deduction			
Charitable contributions			
Portfolio deductions			
Investment interest expense			
Section 59(e)(2) expenditures			
Other deductions			
Net earnings from self-employment			
Gross farming or fishing income			
Gross nonfarm income			
LIH credit - Section 42(j)(5) partnerships			
- Other			
Qualified rehabilitation expenditures related to rental real estate			
Other rental credits			
Credits related to other rental activities			
Recapture of LIH credit - Section 42(j)(5) partnerships			
- Other			
Other credits			
Post-1986 depreciation adjustment			
Adjusted gain or loss			
Portion of adjusted gain/loss allocable to short-term gain/loss			
Portion of adjusted gain/loss allocable to long-term gain/loss			
Portion of adjusted gain/loss allocable to section 1231 gain/loss			
Depletion (other than oil and gas)			
Oil, gas and geothermal properties - gross income			
Oil, gas and geothermal properties - deductions			
Other AMT items			
Investment income			
Investment expenses			
Section 199A - Qualified business income	477.		
- Specified service income			
- W-2 wages			
- Unadjusted basis of assets			
- PTP income			

* 1 - Single Family Residence   2 - Multi-Family Residence   3 - Vacation or Short-Term Rental   4 - Commercial   5 - Land   6 - Royalties   7 - Self-Rental   8 - Other

825001 01-30-19

18.1

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

651118

Schedule K-1 (Form 1065)
Department of the Treasury
Internal Revenue Service

2018

For calendar year 2018, or tax year beginning ______ ending ______

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
_*****

B Partnership's name, address, city, state, and ZIP code
HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY 10017

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
_**_*

F Partner's name, address, city, state, and ZIP code
AZIZ HAJ ROMDHANE
620 WEST 42ND ST., APT 535G
NEW YORK, NY 10036

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	1.9933600%	1.9933600%
Loss	1.9933600%	1.9933600%
Capital	1.9933600%	1.9933600%

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$ 0.	$ 0.

L Partner's capital account analysis:

Beginning capital account	$ 3,017.
Capital contributed during the year	$
Current year increase (decrease)	$ 491.
Withdrawals & distributions	$( )
Ending capital account	$ 3,508.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Code	Amount
1 Ordinary business income (loss)		573.
2 Net rental real estate income (loss)		
3 Other net rental income (loss)		
4 Guaranteed payments		
5 Interest income		
6a Ordinary dividends		
6b Qualified dividends		
6c Dividend equivalents		
7 Royalties		
8 Net short-term capital gain (loss)		
9a Net long-term capital gain (loss)		
9b Collectibles (28%) gain (loss)		
9c Unrecaptured sec 1250 gain		
10 Net section 1231 gain (loss)		
11 Other income (loss)		
12 Section 179 deduction		
13 Other deductions		
14 Self-employment earnings (loss)	A	0.
15 Credits		
16 Foreign transactions		
17 Alternative min tax (AMT) items		
18 Tax-exempt income and nondeductible expenses	C*	82.
19 Distributions		
20 Other information	Z	* 573.
	AA	* 0.
	AB	* 0.
	AC	* 0.
	AD	* 0.

*See attached statement for additional information.

For IRS Use Only

811261 12-11-18 LHA For Paperwork Reduction Act Notice, see Instructions for Form 1065. www.irs.gov/Form1065 Schedule K-1 (Form 1065) 2018
19 4
09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

===

SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C
_____

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	NONDEDUCTIBLE PORTION	82.
TOTAL TO SCHEDULE K-1, BOX 18, CODE C		82.

===

SCHEDULE K-1   SECTION 199A ITEMS, BOX 20
                        CODES Z THROUGH AD
_____

CODE	DESCRIPTION	AMOUNT
	TRADE OR BUSINESS -	
Z	SECTION 199A QUALIFIED BUSINESS INCOME	573.
AA	SECTION 199A W-2 WAGES	0.
AB	SECTION 199A UNADJUSTED BASIS	0.
AC	SECTION 199A REIT DIVIDENDS	0.
AD	SECTION 199A PTP INCOME	0.

SCHEDULE K-1   SECTION 199A ADDITIONAL INFORMATION

THE SECTION 199A AMOUNTS TO BE USED IN THE CALCULATION OF QUALIFIED
BUSINESS INCOME DEDUCTION ON YOUR 1040/1041 RETURN ARE REPORTED ON LINE 20,
UNDER CODES Z, AA, AB, AC AND AD. PLEASE CONSULT YOUR TAX ADVISOR REGARDING
THE CALCULATION OF QUALIFIED BUSINESS INCOME DEDUCTION, INCLUDING THE
POSSIBLE AGGREGATIONS AND LIMITATIONS THAT MAY APPLY AND THE FILING OF THE
1.199A-4(C)(2)(I) ANNUAL DISCLOSURE STATEMENT.

Schedule of Activities

For calendar year 2018, or tax year beginning , 2018, and ending , .

Name: HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC   **_*******

For: AZIZ HAJ ROMDHANE   ***_**_****

Description of Activity	Activity Number 1	100% Disposed	Publicly Traded Partnership	Type Code *	Description

	Activity - 1	Activity -	Activity -
Ordinary business income (loss)	573.		
Net rental real estate income (loss)			
Other net rental income (loss)			
Interest income			
Dividends - Ordinary dividends			
- Qualified dividends			
- Dividend equivalents (1065 only)			
Royalties			
Net short-term capital gain (loss)			
Net long-term capital gain (loss)			
- Collectibles (28%) gain (loss)			
- Unrecaptured Section 1250 gain			
Net section 1231 gain (loss)			
Other portfolio income			
Section 1256 contracts and straddles			
Other income			
Section 179 deduction			
Charitable contributions			
Portfolio deductions			
Investment interest expense			
Section 59(e)(2) expenditures			
Other deductions			
Net earnings from self-employment			
Gross farming or fishing income			
Gross nonfarm income			
LIH credit - Section 42(j)(5) partnerships			
- Other			
Qualified rehabilitation expenditures related to rental real estate			
Other rental credits			
Credits related to other rental activities			
Recapture of LIH credit - Section 42(j)(5) partnerships			
- Other			
Other credits			
Post-1986 depreciation adjustment			
Adjusted gain or loss			
Portion of adjusted gain/loss allocable to short-term gain/loss			
Portion of adjusted gain/loss allocable to long-term gain/loss			
Portion of adjusted gain/loss allocable to section 1231 gain/loss			
Depletion (other than oil and gas)			
Oil, gas and geothermal properties - gross income			
Oil, gas and geothermal properties - deductions			
Other AMT items			
Investment income			
Investment expenses			
Section 199A - Qualified business income	573.		
- Specified service income			
- W-2 wages			
- Unadjusted basis of assets			
- PTP income			

* 1 - Single Family Residence   2 - Multi-Family Residence   3 - Vacation or Short-Term Rental   4 - Commercial   5 - Land   6 - Royalties   7 - Self-Rental   8 - Other

825001 01-30-19

5

651118

Schedule K-1 (Form 1065)
Department of the Treasury
Internal Revenue Service

2018

For calendar year 2018, or tax year

beginning ______ ending ______

Partner's Share of Income, Deductions, Credits, etc. ▶ See separate instructions.

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Part I Information About the Partnership

A Partnership's employer identification number
_*****

B Partnership's name, address, city, state, and ZIP code
HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY 10017

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
_**_*

F Partner's name, address, city, state, and ZIP code

ROBIN GRUNER
272 BLEEKER STREET, APT 41
NEW YORK, NY 10014

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	3.6544900%	3.6544900%
Loss	3.6544900%	3.6544900%
Capital	3.6544900%	3.6544900%

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$ 0.	$ 0.

L Partner's capital account analysis:

Beginning capital account	$ 12,135.
Capital contributed during the year	$
Current year increase (decrease)	$ 900.
Withdrawals & distributions	$( )
Ending capital account	$ 13,035.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Item	Code	Amount
1 Ordinary business income (loss)		1,051.
2 Net rental real estate income (loss)		
3 Other net rental income (loss)		
4 Guaranteed payments		
5 Interest income		
6a Ordinary dividends		
6b Qualified dividends		
6c Dividend equivalents		
7 Royalties		
8 Net short-term capital gain (loss)		
9a Net long-term capital gain (loss)		
9b Collectibles (28%) gain (loss)		
9c Unrecaptured sec 1250 gain		
10 Net section 1231 gain (loss)		
11 Other income (loss)		
12 Section 179 deduction		
13 Other deductions		
14 Self-employment earnings (loss)	A	0.
15 Credits		
16 Foreign transactions		
17 Alternative min tax (AMT) items		
18 Tax-exempt income and nondeductible expenses	C*	151.
19 Distributions		
20 Other information	Z	* 1,051.
	AA	* 0.
	AB	* 0.
	AC	* 0.
	AD	* 0.

*See attached statement for additional information.

For IRS Use Only

811261 12-11-18 LHA **For Paperwork Reduction Act Notice, see Instructions for Form 1065.** www.irs.gov/Form1065 **Schedule K-1 (Form 1065) 2018**
22 5
09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

SCHEDULE K-1	NONDEDUCTIBLE EXPENSES, BOX 18, CODE C	

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	NONDEDUCTIBLE PORTION	151.
TOTAL TO SCHEDULE K-1, BOX 18, CODE C		151.

SCHEDULE K-1   SECTION 199A ITEMS, BOX 20
                      CODES Z THROUGH AD

CODE	DESCRIPTION	AMOUNT
	TRADE OR BUSINESS -	
Z	SECTION 199A QUALIFIED BUSINESS INCOME	1,051.
AA	SECTION 199A W-2 WAGES	0.
AB	SECTION 199A UNADJUSTED BASIS	0.
AC	SECTION 199A REIT DIVIDENDS	0.
AD	SECTION 199A PTP INCOME	0.

===
SCHEDULE K-1   SECTION 199A ADDITIONAL INFORMATION

THE SECTION 199A AMOUNTS TO BE USED IN THE CALCULATION OF QUALIFIED
BUSINESS INCOME DEDUCTION ON YOUR 1040/1041 RETURN ARE REPORTED ON LINE 20,
UNDER CODES Z, AA, AB, AC AND AD. PLEASE CONSULT YOUR TAX ADVISOR REGARDING
THE CALCULATION OF QUALIFIED BUSINESS INCOME DEDUCTION, INCLUDING THE
POSSIBLE AGGREGATIONS AND LIMITATIONS THAT MAY APPLY AND THE FILING OF THE
1.199A-4(C)(2)(I) ANNUAL DISCLOSURE STATEMENT.

Schedule of Activities

For calendar year 2018, or tax year beginning   , 2018, and ending   ,   .

Name: **HOSPITALITY INNOVATED, LLC**
FKA HOTELS BY DAY, LLC   ****-*********

For: **ROBIN GRUNER**   *****-**-******

Description of Activity	Activity Number 1	100% Disposed	Publicly Traded Partnership	Type Code *	Description

	Activity - 1	Activity -	Activity -
Ordinary business income (loss)	1,051.		
Net rental real estate income (loss)			
Other net rental income (loss)			
Interest income			
Dividends - Ordinary dividends			
- Qualified dividends			
- Dividend equivalents (1065 only)			
Royalties			
Net short-term capital gain (loss)			
Net long-term capital gain (loss)			
- Collectibles (28%) gain (loss)			
- Unrecaptured Section 1250 gain			
Net section 1231 gain (loss)			
Other portfolio income			
Section 1256 contracts and straddles			
Other income			
Section 179 deduction			
Charitable contributions			
Portfolio deductions			
Investment interest expense			
Section 59(e)(2) expenditures			
Other deductions			
Net earnings from self-employment			
Gross farming or fishing income			
Gross nonfarm income			
LIH credit - Section 42(j)(5) partnerships			
- Other			
Qualified rehabilitation expenditures related to rental real estate			
Other rental credits			
Credits related to other rental activities			
Recapture of LIH credit - Section 42(j)(5) partnerships			
- Other			
Other credits			
Post-1986 depreciation adjustment			
Adjusted gain or loss			
Portion of adjusted gain/loss allocable to short-term gain/loss			
Portion of adjusted gain/loss allocable to long-term gain/loss			
Portion of adjusted gain/loss allocable to section 1231 gain/loss			
Depletion (other than oil and gas)			
Oil, gas and geothermal properties - gross income			
Oil, gas and geothermal properties - deductions			
Other AMT items			
Investment income			
Investment expenses			
Section 199A - Qualified business income	1,051.		
- Specified service income			
- W-2 wages			
- Unadjusted basis of assets			
- PTP income			

* 1 - Single Family Residence   2 - Multi-Family Residence   3 - Vacation or Short-Term Rental   4 - Commercial   5 - Land   6 - Royalties   7 - Self-Rental   8 - Other

825001 01-30-19

651118

Schedule K-1
(Form 1065)
Department of the Treasury
Internal Revenue Service

2018

For calendar year 2018, or tax year

beginning _____ ending _____

Partner's Share of Income, Deductions, Credits, etc.

▶ **See separate instructions.**

☐ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1 Ordinary business income (loss)	541.	**15** Credits	
2 Net rental real estate income (loss)			
3 Other net rental income (loss)		**16** Foreign transactions	
4 Guaranteed payments			
5 Interest income			
6a Ordinary dividends			
6b Qualified dividends		**17** Alternative min tax (AMT) items	
6c Dividend equivalents			
7 Royalties		**18** Tax-exempt income and nondeductible expenses	
		C*	78.
8 Net short-term capital gain (loss)			
9a Net long-term capital gain (loss)		**19** Distributions	
9b Collectibles (28%) gain (loss)			
9c Unrecaptured sec 1250 gain		**20** Other information	
		Z*	541.
		AA*	0.
10 Net section 1231 gain (loss)		AB*	0.
		AC*	0.
11 Other income (loss)		AD*	0.
12 Section 179 deduction			
13 Other deductions			
14 Self-employment earnings (loss)			
A	0.		

See attached statement for additional information.

Part I — Information About the Partnership

A Partnership's employer identification number
_-*****

B Partnership's name, address, city, state, and ZIP code
HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY 10017

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II — Information About the Partner

E Partner's identifying number
-**-*

F Partner's name, address, city, state, and ZIP code
CRISTINA CARTA VILLA
C/O YANNIS MOATI
77 WEST 55TH STREET, # 18G
NEW YORK, NY 10019

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here .... ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	1.8824000%	1.8824000%
Loss	1.8824000%	1.8824000%
Capital	1.8824000%	1.8824000%

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$ 0.	$ 0.

L Partner's capital account analysis:

Beginning capital account	$ 2,848.
Capital contributed during the year	$
Current year increase (decrease)	$ 463.
Withdrawals & distributions	$( )
Ending capital account	$ 3,311.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book

☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No

If "Yes," attach statement (see instructions)

For IRS Use Only

811261 12-11-18 LHA **For Paperwork Reduction Act Notice, see Instructions for Form 1065.**   www.irs.gov/Form1065   **Schedule K-1 (Form 1065) 2018**

6

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

```
HOSPITALITY INNOVATED, LLC FKA HOTELS BY                          **-*******
```

SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	NONDEDUCTIBLE PORTION	78.
TOTAL TO SCHEDULE K-1, BOX 18, CODE C		78.

SCHEDULE K-1   SECTION 199A ITEMS, BOX 20
                      CODES Z THROUGH AD

CODE	DESCRIPTION	AMOUNT
	TRADE OR BUSINESS -	
Z	SECTION 199A QUALIFIED BUSINESS INCOME	541.
AA	SECTION 199A W-2 WAGES	0.
AB	SECTION 199A UNADJUSTED BASIS	0.
AC	SECTION 199A REIT DIVIDENDS	0.
AD	SECTION 199A PTP INCOME	0.

SCHEDULE K-1   SECTION 199A ADDITIONAL INFORMATION

THE SECTION 199A AMOUNTS TO BE USED IN THE CALCULATION OF QUALIFIED
BUSINESS INCOME DEDUCTION ON YOUR 1040/1041 RETURN ARE REPORTED ON LINE 20,
UNDER CODES Z, AA, AB, AC AND AD. PLEASE CONSULT YOUR TAX ADVISOR REGARDING
THE CALCULATION OF QUALIFIED BUSINESS INCOME DEDUCTION, INCLUDING THE
POSSIBLE AGGREGATIONS AND LIMITATIONS THAT MAY APPLY AND THE FILING OF THE
1.199A-4(C)(2)(I) ANNUAL DISCLOSURE STATEMENT.

Schedule of Activities

For calendar year 2018, or tax year beginning   , 2018, and ending   ,   .

Name: HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC   **_*******

For: CRISTINA CARTA VILLA C/O YANNIS MOATI   ***_**_****

Description of Activity	Activity Number 1	100% Disposed	Publicly Traded Partnership	Type Code *	Description

	Activity - 1	Activity -	Activity -
Ordinary business income (loss)	541.		
Net rental real estate income (loss)			
Other net rental income (loss)			
Interest income			
Dividends - Ordinary dividends			
- Qualified dividends			
- Dividend equivalents (1065 only)			
Royalties			
Net short-term capital gain (loss)			
Net long-term capital gain (loss)			
- Collectibles (28%) gain (loss)			
- Unrecaptured Section 1250 gain			
Net section 1231 gain (loss)			
Other portfolio income			
Section 1256 contracts and straddles			
Other income			
Section 179 deduction			
Charitable contributions			
Portfolio deductions			
Investment interest expense			
Section 59(e)(2) expenditures			
Other deductions			
Net earnings from self-employment			
Gross farming or fishing income			
Gross nonfarm income			
LIH credit - Section 42(j)(5) partnerships			
- Other			
Qualified rehabilitation expenditures related to rental real estate			
Other rental credits			
Credits related to other rental activities			
Recapture of LIH credit - Section 42(j)(5) partnerships			
- Other			
Other credits			
Post-1986 depreciation adjustment			
Adjusted gain or loss			
Portion of adjusted gain/loss allocable to short-term gain/loss			
Portion of adjusted gain/loss allocable to long-term gain/loss			
Portion of adjusted gain/loss allocable to section 1231 gain/loss			
Depletion (other than oil and gas)			
Oil, gas and geothermal properties - gross income			
Oil, gas and geothermal properties - deductions			
Other AMT items			
Investment income			
Investment expenses			
Section 199A - Qualified business income	541.		
- Specified service income			
- W-2 wages			
- Unadjusted basis of assets			
- PTP income			

* 1 - Single Family Residence   2 - Multi-Family Residence   3 - Vacation or Short-Term Rental   4 - Commercial   5 - Land   6 - Royalties   7 - Self-Rental   8 - Other

825001 01-30-19

27.1

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

7

651118

Schedule K-1 (Form 1065) **2018**
Department of the Treasury
Internal Revenue Service

For calendar year 2018, or tax year beginning [ ] ending [ ]

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc. ▶ See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
_*****

B Partnership's name, address, city, state, and ZIP code
HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY 10017

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
_*****

F Partner's name, address, city, state, and ZIP code
HBD INVESTMENTS, LLC
745 FIFTH AVE-28TH FLOOR
NEW YORK, NY 10151

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? PARTNERSHIP

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	77.9071500%	77.9071500%
Loss	77.9071500%	77.9071500%
Capital	77.9071500%	77.9071500%

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$ 0.	$ 0.

L Partner's capital account analysis:

Beginning capital account	$ 139,192.
Capital contributed during the year	$
Current year increase (decrease)	$ 19,178.
Withdrawals & distributions	$( )
Ending capital account	$ 158,370.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Box	Code	Amount
1 Ordinary business income (loss)		22,394.
2 Net rental real estate income (loss)		
3 Other net rental income (loss)		
4 Guaranteed payments		
5 Interest income		
6a Ordinary dividends		
6b Qualified dividends		
6c Dividend equivalents		
7 Royalties		
8 Net short-term capital gain (loss)		
9a Net long-term capital gain (loss)		
9b Collectibles (28%) gain (loss)		
9c Unrecaptured sec 1250 gain		
10 Net section 1231 gain (loss)		
11 Other income (loss)		
12 Section 179 deduction		
13 Other deductions		
14 Self-employment earnings (loss)	A	0.
15 Credits		
16 Foreign transactions		
17 Alternative min tax (AMT) items		
18 Tax-exempt income and nondeductible expenses	C*	3,216.
19 Distributions		
20 Other information	Z *	22,394.
	AA *	0.
	AB *	0.
	AC *	0.
	AD *	0.
	AG *	299,083.

*See attached statement for additional information.

For IRS Use Only

811261 12-11-18 LHA For Paperwork Reduction Act Notice, see Instructions for Form 1065. www.irs.gov/Form1065 Schedule K-1 (Form 1065) 2018
28 7
09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	NONDEDUCTIBLE PORTION	3,216.
TOTAL TO SCHEDULE K-1, BOX 18, CODE C		3,216.

SCHEDULE K-1   SECTION 199A ITEMS, BOX 20
                       CODES Z THROUGH AD

CODE	DESCRIPTION	AMOUNT
	TRADE OR BUSINESS -	
Z	SECTION 199A QUALIFIED BUSINESS INCOME	22,394.
AA	SECTION 199A W-2 WAGES	0.
AB	SECTION 199A UNADJUSTED BASIS	0.
AC	SECTION 199A REIT DIVIDENDS	0.
AD	SECTION 199A PTP INCOME	0.

```
HOSPITALITY INNOVATED, LLC FKA HOTELS BY                    **-*******
```

SCHEDULE K-1   SECTION 199A ADDITIONAL INFORMATION

THE SECTION 199A AMOUNTS TO BE USED IN THE CALCULATION OF QUALIFIED
BUSINESS INCOME DEDUCTION ON YOUR 1040/1041 RETURN ARE REPORTED ON LINE 20,
UNDER CODES Z, AA, AB, AC AND AD. PLEASE CONSULT YOUR TAX ADVISOR REGARDING
THE CALCULATION OF QUALIFIED BUSINESS INCOME DEDUCTION, INCLUDING THE
POSSIBLE AGGREGATIONS AND LIMITATIONS THAT MAY APPLY AND THE FILING OF THE
1.199A-4(C)(2)(I) ANNUAL DISCLOSURE STATEMENT.

SCHEDULE K-1   GROSS RECEIPTS - SECTION 59A(E), BOX 20, CODE AG

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
GROSS RECEIPTS FOR SECTION 59A(E)	SEE IRS SCH. K-1 INSTRUCTIONS	299,083.
TOTAL TO SCHEDULE K-1, LINE 20 AG		299,083.

Schedule of Activities

For calendar year 2018, or tax year beginning   , 2018, and ending   ,   .

Name: HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC   **_*******
For: HBD INVESTMENTS, LLC   **_*******

Description of Activity	Activity Number	100% Disposed	Publicly Traded Partnership	Type Code *	Description
	1				

	Activity - 1	Activity -	Activity -
Ordinary business income (loss)	22,394.		
Net rental real estate income (loss)			
Other net rental income (loss)			
Interest income			
Dividends - Ordinary dividends			
- Qualified dividends			
- Dividend equivalents (1065 only)			
Royalties			
Net short-term capital gain (loss)			
Net long-term capital gain (loss)			
- Collectibles (28%) gain (loss)			
- Unrecaptured Section 1250 gain			
Net section 1231 gain (loss)			
Other portfolio income			
Section 1256 contracts and straddles			
Other income			
Section 179 deduction			
Charitable contributions			
Portfolio deductions			
Investment interest expense			
Section 59(e)(2) expenditures			
Other deductions			
Net earnings from self-employment			
Gross farming or fishing income			
Gross nonfarm income			
LIH credit - Section 42(j)(5) partnerships			
- Other			
Qualified rehabilitation expenditures related to rental real estate			
Other rental credits			
Credits related to other rental activities			
Recapture of LIH credit - Section 42(j)(5) partnerships			
- Other			
Other credits			
Post-1986 depreciation adjustment			
Adjusted gain or loss			
Portion of adjusted gain/loss allocable to short-term gain/loss			
Portion of adjusted gain/loss allocable to long-term gain/loss			
Portion of adjusted gain/loss allocable to section 1231 gain/loss			
Depletion (other than oil and gas)			
Oil, gas and geothermal properties - gross income			
Oil, gas and geothermal properties - deductions			
Other AMT items			
Investment income			
Investment expenses			
Section 199A - Qualified business income	22,394.		
- Specified service income			
- W-2 wages			
- Unadjusted basis of assets			
- PTP income			

* 1 - Single Family Residence   2 - Multi-Family Residence   3 - Vacation or Short-Term Rental   4 - Commercial   5 - Land   6 - Royalties   7 - Self-Rental   8 - Other

825001 01-30-19

30.1

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

651118

Schedule K-1 **(Form 1065)** Department of the Treasury Internal Revenue Service **Partner's Share of Income, Deductions,** **Credits, etc.**	**2018** For calendar year 2018, or tax year beginning [ ] ending [ ] ▶ **See separate instructions.**

☐ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Part III items	
1 Ordinary business income (loss) 48.	**15** Credits
2 Net rental real estate income (loss)	
3 Other net rental income (loss)	**16** Foreign transactions
4 Guaranteed payments	
5 Interest income	
6a Ordinary dividends	
6b Qualified dividends	**17** Alternative min tax (AMT) items
6c Dividend equivalents	
7 Royalties	**18** Tax-exempt income and nondeductible expenses C* 7.
8 Net short-term capital gain (loss)	
9a Net long-term capital gain (loss)	**19** Distributions
9b Collectibles (28%) gain (loss)	**20** Other information
9c Unrecaptured sec 1250 gain	Z * 48.
	AA * 0.
10 Net section 1231 gain (loss)	AB * 0.
	AC * 0.
11 Other income (loss)	AD * 0.
	AG * 638.
12 Section 179 deduction	
13 Other deductions	
14 Self-employment earnings (loss) A 0.	

*See attached statement for additional information.

Part I Information About the Partnership

A Partnership's employer identification number
-*****

B Partnership's name, address, city, state, and ZIP code
HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY 10017

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
-*****

F Partner's name, address, city, state, and ZIP code

KK INVESTMENTS, LLC
745 FIFTH AVE-28TH FLOOR
NEW YORK, NY 10151

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? PARTNERSHIP

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here .... ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	0.1661100%	0.1661100%
Loss	0.1661100%	0.1661100%
Capital	0.1661100%	0.1661100%

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse .... $		$
Qualified nonrecourse financing .... $		$
Recourse .... $	0.	$ 0.

L Partner's capital account analysis:

Beginning capital account .... $	292.
Capital contributed during the year .... $	
Current year increase (decrease) .... $	41.
Withdrawals & distributions .... $(	)
Ending capital account .... $	333.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If "Yes," attach statement (see instructions)

For IRS Use Only

811261 12-11-18 LHA **For Paperwork Reduction Act Notice, see Instructions for Form 1065.**   www.irs.gov/Form1065   **Schedule K-1 (Form 1065) 2018**

31

8

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

```
HOSPITALITY INNOVATED, LLC FKA HOTELS BY                    **-*******
```

SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	NONDEDUCTIBLE PORTION	7.
TOTAL TO SCHEDULE K-1, BOX 18, CODE C		7.

SCHEDULE K-1   SECTION 199A ITEMS, BOX 20
                        CODES Z THROUGH AD

CODE	DESCRIPTION	AMOUNT
	TRADE OR BUSINESS -	
Z	SECTION 199A QUALIFIED BUSINESS INCOME	48.
AA	SECTION 199A W-2 WAGES	0.
AB	SECTION 199A UNADJUSTED BASIS	0.
AC	SECTION 199A REIT DIVIDENDS	0.
AD	SECTION 199A PTP INCOME	0.

SCHEDULE K-1   SECTION 199A ADDITIONAL INFORMATION

THE SECTION 199A AMOUNTS TO BE USED IN THE CALCULATION OF QUALIFIED
BUSINESS INCOME DEDUCTION ON YOUR 1040/1041 RETURN ARE REPORTED ON LINE 20,
UNDER CODES Z, AA, AB, AC AND AD. PLEASE CONSULT YOUR TAX ADVISOR REGARDING
THE CALCULATION OF QUALIFIED BUSINESS INCOME DEDUCTION, INCLUDING THE
POSSIBLE AGGREGATIONS AND LIMITATIONS THAT MAY APPLY AND THE FILING OF THE
1.199A-4(C)(2)(I) ANNUAL DISCLOSURE STATEMENT.

SCHEDULE K-1 GROSS RECEIPTS - SECTION 59A(E), BOX 20, CODE AG

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
GROSS RECEIPTS FOR SECTION 59A(E)	SEE IRS SCH. K-1 INSTRUCTIONS	638.
TOTAL TO SCHEDULE K-1, LINE 20 AG		638.

Schedule of Activities

For calendar year 2018, or tax year beginning   , 2018, and ending   , .

Name: HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC   **_*******

For: KK INVESTMENTS, LLC   **_*******

Description of Activity	Activity Number 1	100% Disposed	Publicly Traded Partnership	Type Code *	Description

	Activity - 1	Activity -	Activity -
Ordinary business income (loss)	48.		
Net rental real estate income (loss)			
Other net rental income (loss)			
Interest income			
Dividends - Ordinary dividends			
- Qualified dividends			
- Dividend equivalents (1065 only)			
Royalties			
Net short-term capital gain (loss)			
Net long-term capital gain (loss)			
- Collectibles (28%) gain (loss)			
- Unrecaptured Section 1250 gain			
Net section 1231 gain (loss)			
Other portfolio income			
Section 1256 contracts and straddles			
Other income			
Section 179 deduction			
Charitable contributions			
Portfolio deductions			
Investment interest expense			
Section 59(e)(2) expenditures			
Other deductions			
Net earnings from self-employment			
Gross farming or fishing income			
Gross nonfarm income			
LIH credit - Section 42(j)(5) partnerships			
- Other			
Qualified rehabilitation expenditures related to rental real estate			
Other rental credits			
Credits related to other rental activities			
Recapture of LIH credit - Section 42(j)(5) partnerships			
- Other			
Other credits			
Post-1986 depreciation adjustment			
Adjusted gain or loss			
Portion of adjusted gain/loss allocable to short-term gain/loss			
Portion of adjusted gain/loss allocable to long-term gain/loss			
Portion of adjusted gain/loss allocable to section 1231 gain/loss			
Depletion (other than oil and gas)			
Oil, gas and geothermal properties - gross income			
Oil, gas and geothermal properties - deductions			
Other AMT items			
Investment income			
Investment expenses			
Section 199A - Qualified business income	48.		
- Specified service income			
- W-2 wages			
- Unadjusted basis of assets			
- PTP income			

* 1 - Single Family Residence   2 - Multi-Family Residence   3 - Vacation or Short-Term Rental   4 - Commercial   5 - Land   6 - Royalties   7 - Self-Rental   8 - Other

825001 01-30-19

33.1

9

651118

Schedule K-1 (Form 1065)
Department of the Treasury
Internal Revenue Service

2018

For calendar year 2018, or tax year beginning ______ ending ______

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
_*****

B Partnership's name, address, city, state, and ZIP code
HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY 10017

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
_**_*

F Partner's name, address, city, state, and ZIP code
CHISATO KONDA
48 MERCER STREET., APT 2W
NEW YORK, NY 10013

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	6.0908200%	6.0908200%
Loss	6.0908200%	6.0908200%
Capital	6.0908200%	6.0908200%

K Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$ 0.	$ 0.

L Partner's capital account analysis:

Beginning capital account	$ 33,430.
Capital contributed during the year	$
Current year increase (decrease)	$ 1,500.
Withdrawals & distributions	$( )
Ending capital account	$ 34,930.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Code	Amount
1 Ordinary business income (loss)		1,751.
2 Net rental real estate income (loss)		
3 Other net rental income (loss)		
4 Guaranteed payments		
5 Interest income		
6a Ordinary dividends		
6b Qualified dividends		
6c Dividend equivalents		
7 Royalties		
8 Net short-term capital gain (loss)		
9a Net long-term capital gain (loss)		
9b Collectibles (28%) gain (loss)		
9c Unrecaptured sec 1250 gain		
10 Net section 1231 gain (loss)		
11 Other income (loss)		
12 Section 179 deduction		
13 Other deductions		
14 Self-employment earnings (loss)	A	0.
15 Credits		
16 Foreign transactions		
17 Alternative min tax (AMT) items		
18 Tax-exempt income and nondeductible expenses	C*	251.
19 Distributions		
20 Other information	Z	* 1,751.
	AA	* 0.
	AB	* 0.
	AC	* 0.
	AD	* 0.

*See attached statement for additional information.

For IRS Use Only

811261 12-11-18 LHA For Paperwork Reduction Act Notice, see Instructions for Form 1065. www.irs.gov/Form1065 Schedule K-1 (Form 1065) 2018

09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

```
HOSPITALITY INNOVATED, LLC FKA HOTELS BY                    **-*******
```

SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	NONDEDUCTIBLE PORTION	251.
TOTAL TO SCHEDULE K-1, BOX 18, CODE C		251.

SCHEDULE K-1   SECTION 199A ITEMS, BOX 20
CODES Z THROUGH AD

CODE	DESCRIPTION	AMOUNT
	TRADE OR BUSINESS -	
Z	SECTION 199A QUALIFIED BUSINESS INCOME	1,751.
AA	SECTION 199A W-2 WAGES	0.
AB	SECTION 199A UNADJUSTED BASIS	0.
AC	SECTION 199A REIT DIVIDENDS	0.
AD	SECTION 199A PTP INCOME	0.

SCHEDULE K-1   SECTION 199A ADDITIONAL INFORMATION

THE SECTION 199A AMOUNTS TO BE USED IN THE CALCULATION OF QUALIFIED
BUSINESS INCOME DEDUCTION ON YOUR 1040/1041 RETURN ARE REPORTED ON LINE 20,
UNDER CODES Z, AA, AB, AC AND AD. PLEASE CONSULT YOUR TAX ADVISOR REGARDING
THE CALCULATION OF QUALIFIED BUSINESS INCOME DEDUCTION, INCLUDING THE
POSSIBLE AGGREGATIONS AND LIMITATIONS THAT MAY APPLY AND THE FILING OF THE
1.199A-4(C)(2)(I) ANNUAL DISCLOSURE STATEMENT.

Schedule of Activities

For calendar year 2018, or tax year beginning   , 2018, and ending   ,   .

Name: HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC   **-*******

For: CHISATO KONDA   ***-**-****

Description of Activity	Activity Number 1	100% Disposed	Publicly Traded Partnership	Type Code *	Description

	Activity - 1	Activity -	Activity -
Ordinary business income (loss)	1,751.		
Net rental real estate income (loss)			
Other net rental income (loss)			
Interest income			
Dividends - Ordinary dividends			
- Qualified dividends			
- Dividend equivalents (1065 only)			
Royalties			
Net short-term capital gain (loss)			
Net long-term capital gain (loss)			
- Collectibles (28%) gain (loss)			
- Unrecaptured Section 1250 gain			
Net section 1231 gain (loss)			
Other portfolio income			
Section 1256 contracts and straddles			
Other income			
Section 179 deduction			
Charitable contributions			
Portfolio deductions			
Investment interest expense			
Section 59(e)(2) expenditures			
Other deductions			
Net earnings from self-employment			
Gross farming or fishing income			
Gross nonfarm income			
LIH credit - Section 42(j)(5) partnerships			
- Other			
Qualified rehabilitation expenditures related to rental real estate			
Other rental credits			
Credits related to other rental activities			
Recapture of LIH credit - Section 42(j)(5) partnerships			
- Other			
Other credits			
Post-1986 depreciation adjustment			
Adjusted gain or loss			
Portion of adjusted gain/loss allocable to short-term gain/loss			
Portion of adjusted gain/loss allocable to long-term gain/loss			
Portion of adjusted gain/loss allocable to section 1231 gain/loss			
Depletion (other than oil and gas)			
Oil, gas and geothermal properties - gross income			
Oil, gas and geothermal properties - deductions			
Other AMT items			
Investment income			
Investment expenses			
Section 199A - Qualified business income	1,751.		
- Specified service income			
- W-2 wages			
- Unadjusted basis of assets			
- PTP income			

* 1 - Single Family Residence   2 - Multi-Family Residence   3 - Vacation or Short-Term Rental   4 - Commercial   5 - Land   6 - Royalties   7 - Self-Rental   8 - Other

825001 01-30-19

2018 TAX RETURN FILING INSTRUCTIONS

NEW YORK FORM IT-204

FOR THE YEAR ENDING

DECEMBER 31, 2018

Prepared for	HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC 745 FIFTH AVE-28TH FLOOR NEW YORK, NY 10151
Prepared by	TODRES & COMPANY, LLP. 400 POST AVENUE, SUITE 205 WESTBURY, NY 11590
To be signed and dated by	A MEMBER OF THE LLC
Amount of tax	Total tax $ 0.00 Less: payments and credits $ 0.00 Plus: other amount $ 0.00 Plus: interest and penalties $ 0.00 NO PMT REQUIRED $
Overpayment	Credited to your estimated tax $ 0.00 Other amount $ 0.00 Refunded to you $ 0.00
Mail tax return and check (if applicable) to	THIS RETURN HAS BEEN PREPARED FOR ELECTRONIC FILING. IF YOU WISH TO HAVE IT TRANSMITTED TO THE NYSDTF, PLEASE SIGN, DATE AND RETURN FORM TR-579-PT TO OUR OFFICE. WE WILL THEN SUBMIT THE ELECTRONIC RETURN TO THE NYSDTF.
Forms to be distributed to partners	ENCLOSED ARE COPIES OF SCHEDULE K-1 TO BE DISTRIBUTED TO THE MEMBERS.
Return must be mailed on or before	NOT APPLICABLE
Special Instructions	DO NOT MAIL THE PAPER COPY OF THE RETURN TO THE NYSDTF.

810142 04-01-18



Department of Taxation and Finance

New York State E-File Signature Authorization for Tax Year 2018 for Forms IT-204 and IT-204-LL

888375 12-12-18

Electronic return originator (ERO): **Do not** mail this form to the Tax Department. Keep it for your records.

Partnership name: HOSPITALITY INNOVATED, LLC

Return type (mark an *X* to indicate which form you are e-filing): __X__ IT-204   _____ IT-204-LL

Purpose

Form TR-579-PT must be completed to authorize an ERO to e-file Form IT-204, *Partnership Return*, or Form IT-204-LL, *Partnership, Limited Liability Company, and Limited Liability Partnership Filing Fee Payment Form*. For the purposes of this form, all three forms of business entities will be referred to hereinafter as a *partnership.*

General instructions

Part A must be completed by an authorized member or general partner before the ERO transmits the electronically filed Form IT-204 or IT-204-LL.

EROs must complete Part B prior to transmitting an electronically filed Form IT-204 or IT-204-LL.

Both the paid preparer and the ERO are required to sign Part B. However, if an individual performs as both the paid preparer and the ERO, he or she is only required to sign as the paid preparer. It is not necessary to include the ERO signature in this case. Note that an alternative signature can be used as described in Publication 58, *Information for Income Tax Return Preparers*. Visit our website at *www.tax.ny.gov* to view this document.

Do not mail Form TR-579-PT to the Tax Department. EROs must keep this form for three years and present it to the Tax Department upon request.

This form is not required for electronically filed Form IT-370-PF, *Application for Automatic Extension of Time to File for Partnerships and Fiduciaries.*

Financial institution information for Form IT-204-LL filers *(must be completed if electronic payment is authorized)*

1 Amount owed on return		**1.** _____
2 Financial institution routing number		**2.** _____
3 Financial institution account number		**3.** _____
4 Account type: ☐ Personal checking ☐ Personal savings ☐ Business checking ☐ Business savings		

Part A - Declaration of authorized member or general partner and authorizations for Form IT-204 or IT-204-LL

Under penalty of perjury, I declare that I have examined the information on this 2018 New York State electronic partnership return, including any accompanying schedules, attachments, and statements, and certify that this electronic return is true, correct, and complete. The ERO has my consent to send this 2018 New York State electronic partnership return to New York State through the Internal Revenue Service (IRS). I understand that by executing this Form TR-579-PT, I am authorizing the ERO to sign and file this return on behalf of the partnership and agree that the ERO's submission of the partnership's return to the IRS, together with this authorization, will serve as the electronic signature for the return and any authorized payment transaction. If I am paying my New York State partnership fees due by electronic funds withdrawal, I certify that the account holder has authorized the New York State Tax Department and its designated financial agents to initiate an electronic funds withdrawal from the financial institution account indicated on this 2018 electronic return, and authorized the financial institution to withdraw the amount from that account. As New York does not support International ACH Transactions (IAT), I attest the source for these funds is within the United States. I understand and agree that I may revoke this authorization for payment only by contacting the Tax Department no later than two (2) business days prior to the payment date.

Signature of authorized member or general partner: _____   Date: _____

Print your name and title: YANNIS MOATI   CEO

Part B - Declaration of ERO and paid preparer

Under penalty of perjury, I declare that the information contained in this 2018 New York State electronic partnership return is the information furnished to me by the partnership. If the partnership furnished me a completed paper 2018 New York State partnership return signed by a paid preparer, I declare that the information contained in the partnership's 2018 New York State electronic partnership tax return is identical to that contained in the paper return. If I am the paid preparer, under penalty of perjury I declare that I have examined this 2018 New York State electronic partnership tax return, and, to the best of my knowledge and belief, the return is true, correct, and complete. I have based this declaration on all information available to me.

ERO's signature: _____   Date: 03-13-19
Print name: STEVEN COOPERBERG CPA

Paid preparer's signature: S COOPERBERG CPA   Date: 03-13-19
Print name: S COOPERBERG CPA

TR-579-PT (12/18)

1019

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1



Department of Taxation and Finance
Partnership Return

For calendar year 2018
or tax year beginning _____ and ending _____

868501 12-13-18
IT-204

See the instructions, Form IT-204-I.

Legal name
HOSPITALITY INNOVATED LLC FKA HOTELS BY

Employer identification number (EIN)
* * * * * * * * *

Trade name of business if different from legal name above

NYS principal business activity
SERVICE

Address *(number and street or rural route)*
545 5TH AVENUE-SUITE 640

City, village, or post office
NEW YORK

NAICS business code number *(from NYS Pub 910)*
519100

State	ZIP code	Country		Principal product or service	Date business started
NY	10017			MOBILE APP	07082014

Special conditions for filing your 2018 tax return (see instr) ....

Section 1 - Partnership information

A Mark an *X* in the box that applies to your entity

☐ Regular partnership   ☐ Limited liability partnership (LLP)   ☐ Portfolio investment partnership *(see instr.)*   ☐ Other

☒ Limited liability company (LLC - including limited liability investment company and a limited liability trust company)

B 1) Did the partnership have any income, gain, loss, or deduction derived from NY sources during the
tax year? .... **B1** Yes ☒ No ☐

2) If *No,* enter the number of resident partners .... **B2** [____]

C Mark applicable box(es)   ☐ Change of address   ☐ Initial return   ☐ Amended return   ☐ Final return *(submit explanation)*

D 1) Is this return the result of federal audit changes? .... **D1** Yes ☐ No ☒

If *Yes:* 2) Enter date of final federal determination .... **D2** [____]

3) Do you concede the federal audit changes? .... **D3** Yes ☐ No ☐

E Did you file a NYS partnership return for: 1) 2016? .... **E1** Yes ☒ No ☐

2) 2017? .... **E2** Yes ☒ No ☐

If *No,* state reason: [____]

F Number of partners   1) Article 22 .... **F1** 9

2) Article 9-A .... **F2** [____]

3) Other .... **F3** [____]

4) Total **F4** 9

G Does the partnership currently have tax accounts with NYS for the following taxes?

1) Sales and use tax   Yes ☐   No ☒ .... *(if Yes, enter ID number)* ... **G1** [____]

2) Withholding tax   Yes ☐   No ☒ .... *(if Yes, enter ID number)* ... **G2** [____]

H Did the partnership have an interest in real property located in NYS during the last three years? .... **H** Yes ☐ No ☒

I Has there been a transfer or acquisition of a controlling interest in this entity during the last three years? .... **I** Yes ☐ No ☒

J Did the partnership engage in a like-kind transaction under IRC 1031 during the tax year? .... **J** Yes ☐ No ☒

Third-party designee? *(see instr.)*	Print designee's name	Designee's phone number	Personal identification number (PIN)
Yes ☒ No ☐	STEVEN COOPERBERG CPA	516-997-3232	11590
	E-mail: STEVE@TODRES.COM		

▼ **Paid preparer must complete** *(see instr.)* ▼	Date 03132019	▼ **Sign here** ▼
Preparer's signature S COOPERBERG CPA	Preparer's NYTPRIN	Signature of general partner
Firm's name *(or yours, if self-employed)* TODRES & COMPANY, LLP.	Preparer's PTIN or SSN * * * * * * * * *	
Address 400 POST AVENUE, SUITE 205 WESTBURY NY 11590	Employer identification number * * * * * * * * *	Date · Daytime phone number
	NYTPRIN excl. code 03	
E-mail: STEVE@TODRES.COM		E-mail:

Mail your return to: **STATE PROCESSING CENTER, PO BOX 15198, ALBANY NY 12212-5198.**

NO HANDWRITTEN ENTRIES, OTHER THAN SIGNATURE, ON THIS FORM


204001181019



Section 1 - Partnership information *(continued)*

K Did the partnership sell property during the tax year that had a deferred gain from a previous IRC 1031 or IRC 1033 transaction? .... **K** Yes ☐ No ☒

L Was there a distribution of property or a transfer of a partnership interest during the tax year? .... **L** Yes ☐ No ☒

M Does the partnership have a valid IRC section 754 election in place for this reporting period? .... **M** Yes ☐ No ☒

N Is this partnership under audit by the IRS or has it been audited in a prior year? .... **N** Yes ☐ No ☒

O Is the partnership required to file Form DTF-686 or DTF-686-ATT for this filing period, to report a reportable transaction, New York reportable transaction, listed transaction or registered tax shelter? .... **O** Yes ☐ No ☒
    If *Yes,* complete and submit Form(s) DTF-686, DTF-686-ATT, and any applicable federal forms.

P Did the partnership make purchases subject to sales and compensating use tax for which NYS tax was not paid? *(see instructions)* .... **P** Yes ☐ No ☒

Q Did the partnership have a financial account located in a foreign country? *(see instructions)* .... **Q** Yes ☐ No ☒

R Was the partnership required to report any nonqualified deferred compensation, as required by IRC § 457A, on its 2018 federal return? *(see instructions)* .... **R** Yes ☐ No ☒

Section 2 - Federal ordinary business income (loss)

Part 1 - Income from federal Form 1065

1	Gross receipts or sales	**1**	383896
2	Returns and allowances	**2**	
3	Subtract line 2 from line 1	**3**	383896
4	Cost of goods sold	**4**	
5	Gross profit *(subtract line 4 from line 3)*	**5**	383896
6	Ordinary income (loss) from other partnerships, estates, and trusts *(submit statement)*	**6**	
7	Net farm profit (loss) *(submit federal Form 1040, Schedule F)*	**7**	
8	Net gain (loss) from federal Form 4797, Part II, line 17 *(submit federal Form 4797)*	**8**	
9	Other income (loss) *(submit statement)*	**9**	
10	Total income (loss) *(combine lines 5 through 9)*	**10**	383896

Part 2 - Deductions from federal Form 1065

11	Salaries and wages (other than to partners) (less employment credits)	**11**	
12	Guaranteed payments to partners	**12**	
13	Repairs and maintenance	**13**	
14	Bad debts	**14**	1999
15	Rent	**15**	28102
16	Taxes and licenses	**16**	50
17	Interest	**17**	
18	Depreciation *(if required, submit federal Form 4562)*	**18**	
19	Depreciation reported on federal Form 1125-A and elsewhere on return	**19**	
20	Subtract line 19 from line 18	**20**	
21	Depletion *(do not deduct oil and gas depletion)*	**21**	
22	Retirement plans, etc	**22**	
23	Employee benefit programs	**23**	
24	Other deductions *(submit statement)* SEE STATEMENT 1	**24**	325000
25	Total deductions *(add lines 11 through 17 **and** lines 20 through 24)*	**25**	355151
26	Ordinary business income (loss) *(subtract line 25 from line 10)*	**26**	28745

NO HANDWRITTEN ENTRIES, OTHER THAN SIGNATURE, ON THIS FORM



204002181019



Section 3 - Cost of goods sold *(from federal Form 1125-A, see instructions)*

27	Inventory at beginning of year	**27**	
28	Purchases	**28**	
29	Cost of labor	**29**	
30	Additional IRC section 263A costs *(submit statement)*	**30**	
31	Other costs *(submit statement)*	**31**	
32	Total *(add lines 27 through 31)*	**32**	
33	Inventory at end of year	**33**	
34	Cost of goods sold *(subtract line 33 from line 32)*	**34**	

35 Methods used for valuing closing inventory *(mark an **X** in applicable boxes)*

☐ Cost

☐ Lower of cost or market

☐ Other *(specify method used and explain)* _____

_____

36 Was there a writedown of *subnormal* goods? .... Yes ☐   No ☐

37a Was LIFO inventory method adopted this tax year for any goods? *(If Yes, submit federal Form 970.)* .... Yes ☐   No ☐

37b If the LIFO inventory method was used for this tax year, enter the amount of closing inventory
computed under LIFO .... **37b** | |

38 Do the rules of IRC section 263A (for property produced or acquired for resale) apply to the partnership? .... Yes ☐   No ☐

39 Was there any change in determining quantities, cost, or valuations between opening and closing inventory? .... Yes ☐   No ☐

If *Yes,* explain _____

_____

_____

_____

_____

_____

NO HANDWRITTEN ENTRIES, OTHER THAN SIGNATURE, ON THIS FORM




868504 12-13-18

Section 4 - Balance sheets per books *(from federal Form 1065, Schedule L)*

		Beginning of tax year		End of tax year	
Assets		(a)	(b)	(c)	(d)
40 Cash	40		9474		65206
41 Trade notes and accounts receivable	41	73252		25278	
42 Less allowances for bad debts	42		73252		25278
43 Inventories	43				
44 U.S. government obligations	44				
45 Tax-exempt securities	45				
46 Other current assets *(submit statement)* STMT 2	46				8250
47a Loans to partners (or persons related to partners)	47a				
47b Mortgage and real estate loans	47b				
48 Other investments *(submit statement)*	48				
49 Buildings and other depreciable assets	49				
50 Less accumulated depreciation	50				
51 Depletable assets	51				
52 Less accumulated depletion	52				
53 Land (net any amortization)	53				
54 Intangible assets (amortizable only)	54	199970		199970	
55 Less accumulated amortization	55	49729	150241	62972	136998
56 Other assets *(submit statement)*	56				
57 Total assets	57		232967		235732

		Beginning of tax year		End of tax year	
Liabilities and capital		(a)	(b)	(c)	(d)
58 Accounts payable	58				
59 Mortgages, notes, bonds payable in less than one year	59				
60 Other current liabilities *(submit statement)*	60	STMT 3	29482		7630
61 All nonrecourse loans	61				
62a Loans from partners (or persons related to partners)	62a				
62b Mortgages, notes, bonds payable in one year or more	62b				
63 Other liabilities *(submit statement)*	63				
64 Partners' capital accounts	64		203485		228102
65 Total liabilities and capital	65		232967		235732

NO HANDWRITTEN ENTRIES, OTHER THAN SIGNATURE, ON THIS FORM



204004181019



Section 5 - Reconciliation of income (loss) per books with income (loss) per return *(From federal*

*Form 1065, Schedule M-1; see instructions. If Schedule M-3 was filed, mark an **X** in the box*
file Schedule M-3 and any related documents with Form IT-204; skip Section 5 and
continue with Section 6.)   ☐ ;

66	Net income (loss) per books	66	24617
67	Income included on return not recorded on books this year, from Schedule M-1, line 2	67	
	Identify:		
68	Guaranteed payments (other than health insurance)	68	
69	Expenses recorded on books this year not included on return, from Schedule M-1, line 4	69	4128
	Identify: SEE STATEMENT 4		
70	Add lines 66 through 69	70	28745
71	Income recorded on books this year not included on return, from Schedule M-1, line 6	71	
	Identify:		
72	Deductions included on return not charged against book income this year, from Schedule M-1, line 7	72	
	Identify:		
73	Add lines 71 and 72	73	
74	Income (loss) *(subtract line 73 from line 70)*	74	28745

Section 6 - Analysis of partners' capital accounts *(from federal Form 1065, Schedule M-2)*

75	Balance at beginning of year	75	203485
76	Capital contributed - cash	76	
77	Capital contributed - property	77	
78	Net income (loss) per books	78	24617
79	Other increases	79	
	Identify:		
80	Add lines 75 through 79	80	228102
81	Distributions - cash	81	
82	Distributions - property	82	
83	Other decreases	83	
	Identify:		
84	Add lines 81, 82, and 83	84	
85	Balance at end of year *(subtract line 84 from line 80)*	85	228102

NO HANDWRITTEN ENTRIES, OTHER THAN SIGNATURE, ON THIS FORM

204005181019




Section 7 - Partners' share of income, deductions, etc. *(from federal Form 1065, Schedule K)*

Partners' distributive share items

86	Ordinary business income (loss)	86	28745
87	Net rental real estate income (loss) *(submit federal Form 8825)*	87	

88a	Other gross rental income (loss)	88a	
88b	Expenses from other rental activities	88b	

89	Other net rental income (loss) *(subtract line 88b from line 88a)*	89	
90	Guaranteed payments	90	
91	Interest income	91	
92	Ordinary dividends	92	
93	Royalties	93	
94	Net short-term capital gain (loss) *(submit federal Schedule D)*	94	
95	Net long-term capital gain (loss) *(submit federal Schedule D)*	95	
96	Net section 1231 gain (loss) *(submit federal Form 4797)*	96	
97	Other income (loss) *(see instructions)*	97	
	Identify:		

98	Section 179 deduction *(submit federal Form 4562)*	98	
99	Other deductions *(see instructions)*	99	
	Identify:		

100	This line intentionally left blank	100	

101	Net earnings (loss) from self-employment	101	955
102	Tax-exempt income and nondeductible expenses *(see instructions)*	102	4128
103	Distributions - cash and marketable securities	103	
104	Distributions - other property	104	
105	Other items not included above that are required to be reported separately to partners *(see instr.)*	105	412641
	Identify: SEE STATEMENT 5		

Analysis of net income (loss)

106	Enter the amount from line 1 of the *Analysis of Net Income (Loss)* section on federal Form 1065	106	28745

Analysis by type of partner

	A Corporate	B Individual (active)	C Individual (passive)	D Partnership	E Exempt organization	F Nominee/other
General partners						
Limited partners			5348	23397		




Section 8 - New York modifications *(see instructions)*

107   This line intentionally left blank

108   Total addition modifications *(from Form IT-225, line 9)* .... | **108** | |

109   This line intentionally left blank

110   Total subtraction modifications *(from Form IT-225, line 18)* .... | **110** | |

111   Additions to itemized deductions

	Letter	Amount		Letter	Amount
111a			**111d**		
111b			**111e**		
111c			**111f**		

112   Total additions to itemized deductions *(add lines 111a through 111f)* .... | **112** | |

113   Subtractions from itemized deductions

	Letter	Amount		Letter	Amount
113a			**113d**		
113b			**113e**		
113c			**113f**		

114   Total subtractions from itemized deductions *(add lines 113a through 113f)* .... | **114** | |

115   This line intentionally left blank .... | **115** | |

Section 9 - Other information

116a   New York source gross income *(see instructions)* .... | **116a** | 383896 |
116b   MCTD allocation percentage *(see instructions)* .... | **116b** | 100.0000 % |
116c   Total receipts from the sale of goods by manufacturing .... | **116c** | |
116d   Adjusted basis of qualified manufacturing property .... | **116d** | |

117a   Did the partnership sell assets subject to IRC 1060? .... Yes ☐   No ☒

117b   If the partnership filed a group return on behalf of any nonresident partners, enter the special
NYS identification number .... | **117b** | |

117c   Is this partnership a partner in another partnership or LLC? *(If Yes, list the names and EINs below; submit additional sheets if necessary.)* .... Yes ☐   No ☒

Name of entity	EIN


204007181019



Section 10 - New York allocation schedule

Part 1 - List all places, both in and outside of NYS, where the partnership carries on business *(submit additional sheets if necessary)*

Street address	City and state	Description *(see instructions)*

118 Do books and records reflect income earned in New York? *(If Yes, do not complete Part 2.)* .... Yes [X] No [ ]

Part 2 - Formula basis allocation of income if books and records do not reflect income earned in New York

Items used as factors	A - Totals - in and outside of NYS		B - New York State amounts		C - Percent col. B is of col. A
Property percentage *(see inst.)*	**Dollars**		**Dollars**		
119 Real property owned	119		119		
120 Real property rented from others	120		120		
121 Tangible personal property owned	121		121		
121a Tangible personal property rented from others	121a		121a		
122 **Property percentage** *(add lines 119 through 121a; see instruct.)*	122		122		122 %
123 **Payroll percentage** *(see instruct.)*	123		123		123 %
124 **Gross income percentage** *(see instr.)*	124		124		124 %
125 Total of percentages *(total column C, lines 122, 123, and 124)*					125 %
126 **Business allocation percentage** *(divide line 125 by three or by actual number of percentages if less than three)*					126 %

Section 11 - Partners' credit information *(see instructions)*

Has the partnership (or an entity of which the partnership is an owner) been convicted of *Bribery Involving Public Servants and Related Offenses, Corrupting the Government,* or *Defrauding the Government* (NYS Penal Law Article 200 or 496, or section 195.20)? .... Yes [ ] No [X]

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form IT-611, IT-611.1, and/or IT-611.2)*

127 Site preparation credit component	**127**	
128 Tangible property credit component	**128**	
129 On-site groundwater remediation credit component	**129**	

EZ capital tax credit *(Form IT-602)*

130 This line intentionally left blank	**130**	
131 Recapture of credit for investments in certified EZ businesses	**131**	
132 Recapture of credit for contributions of money to EZ community development projects	**132**	

QEZE tax reduction credit *(Form IT-604)*

133 QEZE employment increase factor	**133**	
134 QEZE zone allocation factor	**134**	
135 QEZE benefit period factor	**135**	

Excelsior jobs program tax credit *(Form IT-607)*

136 Excelsior jobs tax credit component	**136**	
137 Excelsior investment tax credit component	**137**	
138 Excelsior research and development tax credit component	**138**	
139 Excelsior real property tax credit component	**139**	

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204008181019




Part 1 - Flow-through credit bases and information *(continued)*

Farmers' school tax credit *(Form IT-217)*

140	Acres of qualified agricultural property	140
141	Acres of qualified conservation property	141
142	Eligible school district property taxes paid	142
143	Acres of qualified agricultural property converted to nonqualified use	143

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
144a			**144d**		
144b			**144e**		
144c			**144f**		

Credit information

	Code	Information		Code	Information
144g			**144j**		
144h			**144k**		
144i			**144l**		

Part 2 - Flow-through credits, addbacks and recaptures

145	Long-term care insurance credit *(Form IT-249)*	145
146a	Investment credit (including employment incentive credit and historic barn rehabilitation credit; Form IT-212)	146a
146b	Research and development - investment credit *(Form IT-212)*	146b
147	Other flow-through credits	

	Code	Amount		Code	Amount
147a			**147e**		
147b			**147f**		
147c			**147g**		
147d			**147h**		

148   Addbacks of credits and recaptures

	Code	Amount		Code	Amount
148a			**148d**		
148b			**148e**		
148c			**148f**		

Part 3 - START-UP NY tax elimination credit information *(Form IT-638)*

149	START-UP NY business certificate number *(Form DTF-74)*	149
150	Year of START-UP NY business tax benefit period	150
151	START-UP NY area allocation factor	151

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204009181019





NEW YORK STATE 2018

Department of Taxation and Finance

New York Corporate Partners' Schedule K

Tax Law - Article 9-A

IT-204.1

For calendar year 2018 or tax year beginning ____ **and ending** ____

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC	*********

Entire net income (ENI) information when the corporate partner's New York tax filing status is a C corporation

ENI addition modifications

1	Total additions	1	

	A - Number	B - Amount		A - Number	B - Amount
1a	EA -		1d	EA -	
1b	EA -		1e	EA -	
1c	EA -		1f	EA -	

ENI subtraction modifications

2	Total subtractions	2	

	A - Number	B - Amount		A - Number	B - Amount
2a	ES -		2d	ES -	
2b	ES -		2e	ES -	
2c	ES -		2f	ES -	

Assets and liabilities *(see instructions)*

			Average value
3	Total assets	3	234350
4	Real property and marketable securities included on line 3	4	
5	Real property and marketable securities at fair market value (FMV)	5	
6	Average value of adjusted total assets	6	234350
7	Total liabilities	7	18556
8	Liabilities **directly** attributable to business capital	8	
9	Liabilities **directly** attributable to investment capital	9	



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116001181019



Items related to investment capital under Article 9-A

Part 1 - Investment capital that generates income claimed not taxable by New York under the U.S. Constitution

Description of asset *(identify each asset, and enter number of shares (if applicable) and date acquired here; for each asset complete columns D through G on the corresponding lines below; enter only directly owned assets in items A through F and* Total from additional sheet(s))

Item	A - Description of asset	B - Number of shares acquired, if applicable	C - Date acquired
A			
B			
C			
D			
E			
F			

Item	D Number of shares sold, if applicable	E Date sold	F Average FMV	G Liabilities **directly** attributable	H Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
10 Total columns F and G	**10**				

Part 2 - Investment capital - stocks actually held more than one year

Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns D through G on the corresponding lines below; enter only directly owned investments in items A through F and* Total from additional sheet(s))

Item	A - Name/CUSIP/CINS/lot number	B - Number of shares acquired	C - Date acquired
A			
B			
C			
D			
E			
F			

Item	D Number of shares sold	E Date sold	F Average FMV	G Liabilities **directly** attributable	H Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
11 Total columns F and G	**11**				

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116002181019



NO HANDWRITTEN ENTRIES ON THIS FORM

Part 3 - Investment capital - stocks presumed held more than one year

Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns F and G on the corresponding lines below; enter only directly owned investments in items A through F and* Total from additional sheet(s))

Item	**A** - Name/CUSIP/CINS/lot number	**B** - Number of shares acquired	**C** - Date acquired
A			
B			
C			
D			
E			
F			

Item	**D** - Number of shares sold	**E** - Date sold	**F** - Average FMV	**G** - Liabilities **directly** attributable	**H** - Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
12 Total columns F and G	**12**				

Part 4 - Total investment capital

13 Total average FMV and liabilities **directly** attributable *(add lines 10, 11, and 12 in columns F and G)*

13			

Part 5 - Prior year investment capital - stocks that did not meet holding period requirement *(see instructions)*

Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns D through G on the corresponding lines below; enter only directly owned investments in items A through F and* Total from additional sheet(s))

Item	**A** - Name/CUSIP/CINS/lot number	**B** - Number of shares acquired	**C** - Date acquired
A			
B			
C			
D			
E			
F			

Item	**D** - Number of shares sold	**E** - Date sold	**F** - Average FMV as previously reported	**G** - Liabilities **directly** attributable as previously reported	**H** - Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
14 Total columns F and G	**14**				

Part 6 - Prior year gross investment income for stocks that did not meet holding period requirement

15 Prior year **presumed** gross investment income from stocks presumed in the prior year to be held more than one year that failed to meet the presumption ....

15	





116003181019

Items related to investment and other exempt income under Article 9-A

16	Gross exempt cross-article dividends	16	
17	Gross exempt controlled foreign corporation (CFC) income	17	
18	Gross exempt unitary corporation dividends	18	
19	Gross investment income from investments generating income not taxable by New York State under the U.S. Constitution	19	
20	Dividend income from investment capital from stocks **actually** held more than one year	20	
21	Net capital gains or losses from investment capital from stocks **actually** held more than one year	21	
22	Dividend income from investment capital from stocks **presumed** held more than one year	22	

Items related to interest deductions directly attributable to investment and other exempt income under Article 9-A

23	Total interest expense per federal Form 1065, line 15	23	
24	Interest deductions **directly** attributable to income reported on line 16	24	
25	Interest deductions **directly** attributable to income reported on line 17	25	
26	Interest deductions **directly** attributable to income reported on line 18	26	
27	Interest deductions **directly** attributable to income reported on line 19	27	
28	Interest deductions **directly** attributable to income reported on line 20	28	
29	Interest deductions **directly** attributable to income reported on line 21	29	
30	Interest deductions **directly** attributable to income reported on line 22	30	
31	Interest deductions **directly** attributable to **business** capital	31	

Items related to subtraction modifications for qualified banks

32	Qualified residential loan portfolio assets	32	
33	Gross interest income from qualifying loans	33	
33a	Gross interest income from all loans	33a	
33b	Gross interest expense from all loans	33b	

Items related to manufacturing

34	Total receipts from the sale of goods by manufacturing	34	
34a	Receipts received from the generation and distribution of electricity, the distribution of natural gas, and the production of steam associated with the generation of electricity	34a	
35	Adjusted basis of qualified manufacturing property	35	
36	Number of employees employed in manufacturing in New York	36	

Apportionment and Metropolitan Commuter Transportation District (MCTD) information

Apportionment - Part 1

1 During the reporting year, did the partnership do business, employ capital, own or lease property, maintain an office, or derive receipts from activity, in New York State? *(mark an X in the appropriate box)* .... Yes ☐ No ☐

2 During the reporting year, did the partnership do business, employ capital, own or lease property, maintain an office, or derive receipts from activity, in the MCTD? *(mark an X in the appropriate box)* .... Yes ☐ No ☐

Average value of property *(see instructions for Apportionment - Part 1, lines 3 through 7)*		A MCTD	B New York State
3 Real estate owned	3		
4 Real estate rented	4		
5 Inventories owned	5		
6 Tangible personal property owned	6		
7 Tangible personal property rented	7		

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116004181019



Apportionment - Part 2		A MCTD	B New York State	C Everywhere
Receipts from: *(see instructions for Apportionment - Part 2, lines 1 through 52a)*				
Section 210-A.2				
1 Sales of tangible personal property	1			
2 Sales of electricity	2			
3 Net gains from sales of real property	3			
Section 210-A.3				
4 Rentals of real and tangible personal property	4			
5 Royalties from patents, copyrights, trademarks, and similar intangible personal property	5			
6 Sales of rights for certain closed-circuit and cable TV transmissions of an event	6			
Section 210-A.4				
7 Sale, licensing, or granting access to digital products	7			
7a Sale, licensing, or granting access to digital products	7a			
8 This line intentionally left blank	8			
Section 210-A.5(a)(2)(A)				
9 Interest from loans secured by real property	9			
10 Net gains from sales of loans secured by real property	10			
11 Interest from loans **not** secured by real property ☐	11			
12 Net gains from sales of loans **not** secured by real property ☐	12			
Section 210-A.5(a)(2)(B) ☐				
13 Interest from federal debt	13			
14				
15 Interest from NYS and its political subdivisions debt	15			
16 Net gains from federal, NYS, and NYS political subdivisions debt	16			
17 Interest from other states and their political subdivisions debt	17			
18 Net gains from other states and their political subdivisions debt	18			
Section 210-A.5(a)(2)(C) ☐				
19 Interest from asset-backed securities and other government agency debt	19			
20 Net gains from government agency debt or asset-backed securities sold through an exchange	20			
21 Net gains from all other asset-backed securities	21			
Section 210-A.5(a)(2)(D) ☐				
22 Interest from corporate bonds	22			
23 Net gains from corporate bonds sold through broker/dealer or licensed exchange	23			
24 Net gains from other corporate bonds	24			
Section 210-A.5(a)(2)(E)				
25 Net interest from reverse repurchase and securities borrowing agreements	25			
Section 210-A.5(a)(2)(F)				
26 Net interest from federal funds	26			
Section 210-A.5(a)(2)(I) ☐				
27 Net income from sales of physical commodities	27			
Section 210-A.5(a)(2)(J) ☐				
28 Marked to market net gains	28			

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116005181019



888816 11-30-18

Receipts from: *(continued)*		A MCTD	B New York State	C Everywhere
Section 210-A.5(a)(2)(H) ☐				
210-A.5(a)(2)(G) ☐				
29 Interest from other financial instruments	29			
30 Net gains from other financial instruments	30			
30a Net gains from other financial instruments (broker/dealer/exchange)	30a			
30b Other income from other financial instruments	30b			
30c Other income from other financial instruments (broker/dealer/exchange)	30c			
30d Dividends from stock that is business capital	30d			
30e Net gains from sales of stock that is business capital	30e			
30f Net gains from sales of partnership interests	30f			
Section 210-A.5(b)				
31 Brokerage commissions	31			
32 Margin interest earned on behalf of brokerage accounts	32			
33 Fees for advisory services for underwriting or management of underwriting	33			
34 Receipts from primary spread of selling concessions	34			
35 Receipts from account maintenance fees	35			
36 Fees for management or advisory services	36			
37 Interest from an affiliated corporation	37			
Section 210-A.5(c)				
38 Interest, fees, and penalties from credit cards	38			
39 Service charges and fees from credit cards	39			
40 Receipts from merchant discounts	40			
41 Receipts from credit card authorizations and settlement processing	41			
42 Other credit card processing receipts	42			
Section 210-A.5(d)				
43 Receipts from certain services to investment companies	43			
Section 210-A.6				
44 Receipts from railroad and trucking business	44			
Section 210-A.6-a				
45 Receipts from the operation of vessels	45			
Section 210-A.7				
46 Receipts from air freight forwarding	46			
47 Receipts from other aviation services	47			
Section 210-A.8				
48 Advertising in newspapers or periodicals	48			
49 Advertising on television or radio	49			
50 Advertising via other means	50			
Section 210-A.9				
51 Transportation or transmission of gas through pipes	51			
Section 210-A.10				
52 Receipts from other services/activities not specified	52			
52a Receipts from other services/activities not specified	52a			

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116006181019



Payroll		**A** MCTD	**B** New York State
53 Wages and other compensation of employees except general executive officers **53**			

54 Average number of individuals employed full-time in New York State *(excluding employees with partnership-wide authority)* **54**		

Gross proceeds or receipts from certain sales **(for apportionment purposes)** *(see instructions)*		**A** MCTD	**B** New York State	**C** Everywhere
55 Sales of loans secured by real property **55**				
56 Sales of loans **not** secured by real property **56**				
57 Sales of other asset-backed securities **57**				
58 Sales of corporate bonds **58**				
59 Sales of physical commodities **59**				

Marked to market net gain or loss from deemed sales (for apportionment purposes)

60 Of loans secured by real property	**60**	
61 Of loans **not** secured by real property	**61**	
62 Of federal debt instruments	**62**	
63 Of New York State and its political subdivisions debt instruments	**63**	
64 Of other states and their political subdivisions debt instruments	**64**	
65 Of government agency debt or asset-backed securities (through exchange)	**65**	
66 Of all other asset-backed securities	**66**	
67 Of corporate bonds through licensed exchange or broker/dealer	**67**	
68 Of other corporate bonds	**68**	
69 Of physical commodities	**69**	
70 Of other financial instruments of one type	**70**	

Items related to repurchase agreements and securities borrowing/lending agreements

71 Value of reverse repurchase agreements when partnership is purchaser/lender	**71**	
72 Value of borrowing agreements when partnership is securities borrower	**72**	
73 Value of repurchase agreements when partnership is seller/borrower	**73**	
74 Value of lending agreements when partnership is securities lender	**74**	
75 Interest income from reverse repurchase agreements and securities borrowing agreements	**75**	
76 Interest expense from repurchase agreements and securities lending agreements	**76**	

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116007181019



| NY IT-204 | OTHER DEDUCTIONS | STATEMENT 1 |

DESCRIPTION	AMOUNT
ADVERTISING	96,743.
AMORTIZATION EXPENSE	13,243.
BANK CHARGES	6,063.
INSURANCE	1,675.
IT EXPENSES	28,270.
MARKETING CONTRACTORS	28,934.
MEALS	4,128.
OFFICE EXPENSE	128.
OFFICE SUPPLIES	1,290.
OUTSIDE CONTRACTORS	58,157.
PROFESSIONAL FEES	7,536.
RECRUITING CONTRACTORS	9,660.
REVENUE SHARE	3,546.
TECHNOLOY CONTRACTORS	43,798.
TRAVEL	20,213.
UTILITIES	1,616.
TOTAL TO FORM IT-204, PAGE 2, LINE 24	325,000.

| NY IT-204 | OTHER CURRENT ASSETS | STATEMENT 2 |

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
PREPAID EXPENSES	0.	8,250.
TOTAL TO FORM IT-204, PAGE 4, LINE 46	0.	8,250.

| NY IT-204 | OTHER CURRENT LIABILITIES | STATEMENT 3 |

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
CREDIT CARD PAYABLE	29,482.	7,630.
TOTAL TO FORM IT-204, PAGE 4, LINE 60	29,482.	7,630.

NY IT-204 EXPENSES RECORDED ON BOOKS NOT DEDUCTED IN RETURNSTATEMENT 4

DESCRIPTION	AMOUNT
TRAVEL/ENTERTAINMENT	4,128.
TOTAL TO FORM IT-204, PAGE 5, LINE 69	4,128.

NY IT-204 ITEMS REPORTED SEPARATELY TO PARTNERS STATEMENT 5

DESCRIPTION	AMOUNT
GROSS RECEIPTS FOR SECTION 59A(E)	383,896.
SECTION 199A QUALIFIED BUSINESS INCOME	28,745.
SECTION 199A W-2 WAGES	0.
SECTION 199A UNADJUSTED BASIS	0.
SECTION 199A REIT DIVIDENDS	0.
SECTION 199A PTP INCOME	0.
TOTAL TO FORM IT-204, PAGE 6, LINE 105	412,641.



NEW YORK STATE 2018

Department of Taxation and Finance

New York Partner's Schedule K-1

Tax Law - Article 22 (Personal Income Tax)

888851 11-30-18

IT-204-IP

☐ Final K-1 1

☐ Amended K-1

For calendar year 2018 or tax year beginning ______ **and ending** ______

Partners: Before completing your income tax return, see Form IT-204-IP-I, *Partner's Instructions for Form IT-204-IP* (available at ***www.tax.ny.gov).***

Partnership's information *(see instructions)*

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC	*********

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B** ______

C Business allocation percentage .... **C** ______ %

Partner's information *(see instructions)*

Partner's name	Partner's identifying number
AKARIT LLC	*********

Partner's address		
77 WEST 55TH STREET, # 18G		
City	State	ZIP code
NEW YORK	NY	10019

D The partner is a (mark an *X* in the appropriate box) ☒ General partner or LLC member-manager ☐ Limited partner or other LLC member

E What is the tax filing status of the partner? (Mark an *X* in the appropriate box, if known.) ☐ Individual ☐ Estate/trust ☒ Partnership

F If the partner is a disregarded entity or grantor trust, enter the tax ID of the entity or individual reporting the income, if known .... **F** ______

G Did the partner sell its entire interest during the tax year? .... **G** Yes ☐ No ☒

H Partner's share of profit, loss, and capital

		Beginning	Ending
1) Profit	H1	3.3223%	3.3223%
2) Loss	H2	3.3223%	3.3223%
3) Capital	H3	3.3223%	3.3223%

I Partner's share of liabilities at the end of the year

1) Nonrecourse	I1	
2) Qualified nonrecourse financing	I2	
3) Recourse	I3	

J Partner's capital account analysis

1) Beginning capital account	J1	5029
2) Capital contributed during the year - cash	J2	
3) Capital contributed during the year - property	J3	
4) Current year increase (decrease)	J4	818
5) Withdrawals and distributions - cash	J5	
6) Withdrawals and distributions - property	J6	
7) Ending capital account	J7	5847

8) Method of accounting *(mark an X in the appropriate box)*

☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*

K Resident status *(mark an X in all boxes that apply; see instructions)*

☐ NYS full-year resident ☐ Yonkers full-year resident ☐ NYC full-year resident
☐ NYS part-year resident ☐ Yonkers part-year resident ☐ NYC part-year resident
☐ NYS nonresident ☐ Yonkers nonresident

L If the partner was included in a group return, enter the special NYS identification number, if known ...... **L** ______



NO HANDWRITTEN ENTRIES ON THIS FORM

118001181019



888852 11-30-18

M Was Form IT-2658-E filed with the partnership? M Yes ☐ No ☐

N NYS estimated tax paid on behalf of partner *(from Form IT-2658-NYS)*

		Date	Amount
1) First installment	N1		
2) Second installment	N2		
3) Third installment	N3		
4) Fourth installment	N4		
Total NYS estimated tax paid on behalf of partner *(add lines N1 through N4)*	N		

O Estimated MCTMT paid on behalf of partner *(from Form IT-2658-MTA)*

		Date	Amount
1) First installment	O1		
2) Second installment	O2		
3) Third installment	O3		
4) Fourth installment	O4		
Total estimated MCTMT paid on behalf of partner *(add lines O1 through O4)*	O		

P Was the partnership required to report any nonqualified deferred compensation, as required by IRC § 457A, on its 2018 federal return? *(see instructions)* P Yes ☐ No X

Partner's share of income, deductions, etc.

A - Partner's distributive share items		B - Federal K-1 amount		C - New York State amount
1 Ordinary business income (loss)	1	955	1	955
2 Net rental real estate income (loss)	2		2	
3 Other net rental income (loss)	3		3	
4 Guaranteed payments	4		4	
5 Interest income	5		5	
6 Ordinary dividends	6		6	
7 Royalties	7		7	
8 Net short-term capital gain (loss)	8		8	
9 Net long-term capital gain (loss)	9		9	
10 Net section 1231 gain (loss)	10		10	
11 Other income (loss) *Identify:*	11		11	
12 Section 179 deduction	12		12	
13 Other deductions *Identify:*	13		13	
14 This line intentionally left blank	14		14	
15 Net earnings (loss) from self-employment	15	955	15	955
16 Tax-exempt income and nondeductible expenses	16	137	16	137
17 Distributions - cash and marketable securities	17		17	
18 Distributions - other property	18		18	
19 Other items not included above that are required to be reported separately to partners *Identify:* SEE STATEMENT	19	13709	19	13709

Partner's share of New York modifications *(see instructions)*

20 New York State additions

	Number	A - Total amount	B - New York State allocated amount
20a	EA-		
20b	EA-		
20c	EA-		
20d	EA-		
20e	EA-		
20f	EA-		

21 Total addition modifications *(total of column A, lines 20a through 20f)* 21



118002181019



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Partner's share of New York modifications *(continued)*

22 New York State subtractions

	Number	A - Total amount	B - New York State allocated amount
22a	ES-		
22b	ES-		
22c	ES-		
22d	ES-		
22e	ES-		
22f	ES-		

23 Total subtraction modifications *(total of column A, lines 22a through 22f)* .... | **23** | |

24 Additions to itemized deductions

	Letter	Amount
24a		
24b		
24c		
24d		
24e		
24f		

25 Total additions to itemized deductions *(add lines 24a through 24f)* .... | **25** | |

26 Subtractions from itemized deductions

	Letter	Amount
26a		
26b		
26c		
26d		
26e		
26f		

27 Total subtractions from itemized deductions *(add lines 26a through 26f)* .... | **27** | |

28 This line intentionally left blank .... | **28** | |

Partner's other information

29a	Partner's share of New York source gross income	**29a**	12754
29b	MCTD allocation percentage *(see instructions)*	**29b**	%
29c	Partner's share of receipts from the sale of goods by manufacturing	**29c**	
29d	Partner's share of adjusted basis of qualified manufacturing property	**29d**	

Partner's credit information

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form IT-611, IT-611.1, or IT-611.2)*

		A - Form IT-611	B - Form IT-611.1	C - Form IT-611.2
30 Site preparation credit component	**30**			
31 Tangible property credit component	**31**			
32 On-site groundwater remediation credit component	**32**			



118003181019



NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's credit information *(continued)*

EZ capital tax credit *(Form IT-602)*

33	This line intentionally left blank	**33**	
34	Recapture of credit for investments in certified EZ businesses	**34**	
35	Recapture of credit for contributions of money to EZ community development projects	**35**	

QEZE tax reduction credit *(Form IT-604)*

36	QEZE employment increase factor	**36**	
37	QEZE zone allocation factor	**37**	
38	QEZE benefit period factor	**38**	

Excelsior jobs program tax credit *(Form IT-607)*

39	Excelsior jobs tax credit component	**39**	
40	Excelsior investment tax credit component	**40**	
41	Excelsior research and development tax credit component	**41**	
42	Excelsior real property tax credit component	**42**	

Farmers' school tax credit *(Form IT-217)*

43	Acres of qualified agricultural property	**43**	
44	Acres of qualified conservation property	**44**	
45	Eligible school district property taxes paid	**45**	
46	Acres of qualified agricultural property converted to nonqualified use	**46**	

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
47a			**47d**		
47b			**47e**		
47c			**47f**		

Credit information

	Code	Information		Code	Information
47g			**47j**		
47h			**47k**		
47i			**47l**		

Part 2 - Flow-through credits, addbacks, and recaptures

48	Long-term care insurance credit *(Form IT-249)*	**48**	
49	Investment credit *(including employment incentive credit and historic barn rehabilitation credit; Form IT-212)*	**49**	
50	Research and development - investment credit *(Form IT-212)*	**50**	

51 Other flow-through credits

	Code	Amount		Code	Amount
51a			**51e**		
51b			**51f**		
51c			**51g**		
51d			**51h**		

52 Addbacks of credits and recaptures

	Code	Amount		Code	Amount
52a			**52d**		
52b			**52e**		
52c			**52f**		

118004181019





NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's credit information *(continued)*

Part 3 - START-UP NY tax elimination credit information *(Form IT-638)*

53	START-UP NY business certificate number *(Form DTF-74)*	**53**
54	Year of START-UP NY business tax benefit period	**54**
55	START-UP NY area allocation factor	**55**

NO HANDWRITTEN ENTRIES ON THIS FORM



118005181019



NY IT-204-IP   OTHER ITEMS REQUIRED TO BE REPORTED SEPARATELY

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1	NEW YORK STATE AMOUNT
SECTION 199A INCOME	955.	955.
SECTION 199A W-2 WAGES	0.	0.
SECTION 199A UNADJUSTED BASIS	0.	0.
SECTION 199A REIT DIVIDENDS	0.	0.
SECTION 199A PTP INCOME	0.	0.
GROSS RECEIPTS FOR SECTION 59A(E)	12,754.	12,754.
TOTAL TO FORM IT-204-IP, PAGE 2, LINE 19	13,709.	13,709.

PARTNER NUMBER 1



Department of Taxation and Finance

New York Corporate Partner's Schedule K-1

Tax Law - Article 9-A

NEW YORK STATE 2018

888821 11-30-18

IT-204-CP

1

☐ Final K-1

For calendar year 2018 or tax year beginning ______ **and ending** ______

☐ Amended K-1

Partners: Before completing your franchise tax return, see Form IT-204-CP-I, *Partner's Instructions for Form IT-204-CP* (available at ***www.tax.ny.gov).***

NO HANDWRITTEN ENTRIES ON THIS FORM

Partnership's information

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY	*********

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any ..... **B** ______

Partner's information *(see instructions)*

Partner's name			Partner's EIN
AKARIT LLC			*********
Partner's address			
77 WEST 55TH STREET, # 18G			
City	State	ZIP code	
NEW YORK	NY	10019	

C The partner is a (mark an *X* in the appropriate box) ☒ General partner or LLC member-manager ☐ Limited partner or other LLC member

D What is the New York tax filing status of the partner? *(Mark an X in the appropriate box, if known.)*
☐ C corporation ☐ S corporation ☒ Partnership

E If the partner is a disregarded entity, enter the EIN of the entity reporting the income of the partner (if known)..... **E** ______

F Did the partner sell its entire interest during the tax year? ..... **F** Yes ☐ No ☒

G Partner's share of profit, loss, and capital

		Beginning	Ending
1) Profit	G1	3.3223%	3.3223%
2) Loss	G2	3.3223%	3.3223%
3) Capital	G3	3.3223%	3.3223%

H Partner's share of liabilities at the end of the year

1) Nonrecourse	H1	
2) Qualified nonrecourse financing	H2	
3) Recourse	H3	

I Partner's capital account analysis

1) Beginning capital account	I1	5029
2) Capital contributed during the year - cash	I2	
3) Capital contributed during the year - property	I3	
4) Current year increase (decrease)	I4	818
5) Withdrawals and distributions - cash	I5	
6) Withdrawals and distributions - property	I6	
7) Ending capital account	I7	5847

8) Method of accounting *(mark an X in the appropriate box)*
☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*





117001181019

J Was Form CT-2658-E filed with the partnership? .... **J** Yes ☐ No ☐

K NYS estimated tax paid on behalf of partner *(from Form CT-2658)*

		Date	Amount
1) First installment	**K1**		
2) Second installment	**K2**		
3) Third installment	**K3**		
4) Fourth installment	**K4**		

Total NYS estimated tax paid on behalf of partner *(add lines K1 through K4)* .... **K**

L Was the partnership required to report any nonqualified deferred compensation, as required by
IRC § 457A, on its 2018 federal return? *(see instructions)* .... **L** Yes ☐ No ☒

Partner's share of entire net income (ENI) information when the corporate partner's New York tax filing status is a C corporation

ENI addition modifications

1 Total additions **1**

	A - Number	B - Amount		A - Number	B - Amount
1a	EA -		**1d**	EA -	
1b	EA -		**1e**	EA -	
1c	EA -		**1f**	EA -	

ENI subtraction modifications

2 Total subtractions **2**

	A - Number	B - Amount		A - Number	B - Amount
2a	ES -		**2d**	ES -	
2b	ES -		**2e**	ES -	
2c	ES -		**2f**	ES -	

Partner's proportionate part of assets and liabilities *(for New York C corporate partners only)*

			Average value
3	Total assets	**3**	7786
4	Real property and marketable securities included on line 3	**4**	
5	Real property and marketable securities at fair market value (FMV)	**5**	
6	Average value of adjusted total assets	**6**	7786
7	Total liabilities	**7**	616
8	Liabilities **directly** attributable to business capital	**8**	
9	Liabilities **directly** attributable to investment capital	**9**	

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117002181019





Partner's proportionate part of items related to investment capital under Article 9-A *(for New York C corporate partners only)*

Part 1 - Investment capital that generates income claimed not taxable by New York under the U.S. Constitution

Description of asset *(identify each asset, and enter number of shares (if applicable) and date acquired here; for each asset complete columns D through G on the corresponding lines below; enter only directly owned assets in items A through F and* Total from additional sheet(s))

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	A - Description of asset	B - Number of shares acquired, if applicable	C - Date acquired
A			
B			
C			
D			
E			
F			

Item	D Number of shares sold, if applicable	E Date sold	F Average FMV	G Liabilities **directly** attributable	H Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
10 Total proportionate part of columns F and G *(see instructions)* **10**					

Part 2 - Investment capital - stocks actually held more than one year

Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns D through G on the corresponding lines below; enter only directly owned investments in items A through F and* Total from additional sheet(s))

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	A - Name/CUSIP/CINS/lot number	B - Number of shares acquired	C - Date acquired
A			
B			
C			
D			
E			
F			

Item	D Number of shares sold	E Date sold	F Average FMV	G Liabilities **directly** attributable	H Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
11 Total proportionate part of columns F and G *(see instructions)* **11**					

NO HANDWRITTEN ENTRIES ON THIS FORM


117003181019



888832 11-30-18

Part 3 - Investment capital - stocks presumed held more than one year
Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns F and G on the corresponding lines below; enter only directly owned investments in items A through F and* Total from additional sheet(s))

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	A - Name/CUSIP/CINS/lot number	B - Number of shares acquired	C - Date acquired
A			
B			
C			
D			
E			
F			

Item	D Number of shares sold	E Date sold	F Average FMV	G Liabilities **directly** attributable	H Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
12 Total proportionate part of columns F and G *(see instructions)* **12**					

Part 4 - Total investment capital

13 Total average FMV and liabilities **directly** attributable *(add lines 10, 11, and 12 in columns F and G)* ... **13**			

Part 5 - Prior year investment capital - stocks that did not meet holding period requirement
Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns D through G on the corresponding lines below; enter only directly owned investments in items A through F and* Total from additional sheet(s))

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	A - Name/CUSIP/CINS/lot number	B - Number of shares acquired	C - Date acquired
A			
B			
C			
D			
E			
F			

Item	D Number of shares sold	E Date sold	F Average FMV as previously reported	G Liabilities **directly** attributable as previously reported	H Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
14 Total proportionate part of columns F and G *(see instructions)* **14**					

NO HANDWRITTEN ENTRIES ON THIS FORM



117004181019



Part 6 - Prior year gross investment income for stocks that did not meet holding period requirement

15	Prior year **presumed** gross investment income from stocks presumed in the prior year to be held more than one year that failed to meet the presumption *(see instructions)*	**15**	

Partner's share of items related to investment and other exempt income under Article 9-A *(for New York C corporate partners only)*

16	Gross exempt cross-article dividends	**16**	
17	Gross exempt controlled foreign corporation (CFC) income	**17**	
18	Gross exempt unitary corporation dividends	**18**	
19	Gross investment income from investments generating income not taxable by New York State under the U.S. Constitution	**19**	
20	Dividend income from investment capital from stocks **actually** held more than one year	**20**	
21	Net capital gains or losses from investment capital from stocks **actually** held more than one year	**21**	
22	Dividend income from investment capital from stocks **presumed** held more than one year	**22**	

Partner's share of items related to interest deductions directly attributable to investment and other exempt income under Article 9-A *(for New York C corporate partners only)*

23	Interest expense per federal Form 1065, line 15	**23**	
24	Interest deductions **directly** attributable to income reported on line 16	**24**	
25	Interest deductions **directly** attributable to income reported on line 17	**25**	
26	Interest deductions **directly** attributable to income reported on line 18	**26**	
27	Interest deductions **directly** attributable to income reported on line 19	**27**	
28	Interest deductions **directly** attributable to income reported on line 20	**28**	
29	Interest deductions **directly** attributable to income reported on line 21	**29**	
30	Interest deductions **directly** attributable to income reported on line 22	**30**	
31	Interest deductions **directly** attributable to **business** capital	**31**	

Partner's share and proportionate part of items related to subtraction modification for qualified banks

32	Qualified residential loan portfolio assets	**32**	
33	Gross interest income from qualifying loans	**33**	
33a	Gross interest income from all loans	**33a**	
33b	Gross interest expense from all loans	**33b**	

Partner's share and proportionate part of items related to manufacturing

34	Total receipts from the sale of goods by manufacturing	**34**	
34a	Receipts received from the generation and distribution of electricity, the distribution of natural gas, and the production of steam associated with the generation of electricity	**34a**	
35	Adjusted basis of qualified manufacturing property	**35**	
35a	Number of employees employed in manufacturing in New York	**35a**	

NO HANDWRITTEN ENTRIES ON THIS FORM



117005181019



888842 11-30-18

Partner's share of New York modifications *(for New York S corporate partners only)*

36   New York State additions

	Number	A - Total amount
36a	EA -	
36b	EA -	
36c	EA -	
36d	EA -	
36e	EA -	
36f	EA -	

37   Total addition modifications *(total of column A, lines 36a through 36f)* **37**

38   New York State subtractions

	Number	A - Total amount
38a	ES -	
38b	ES -	
38c	ES -	
38d	ES -	
38e	ES -	
38f	ES -	

39   Total subtraction modifications *(total of column A, lines 38a through 38f)* **39**

40   Additions to itemized deductions

	Letter	Amount
40a		
40b		
40c		
40d		
40e		
40f		

41   Total additions to itemized deductions *(add lines 40a through 40f)* **41**

42   Subtractions from itemized deductions

	Letter	Amount
42a		
42b		
42c		
42d		
42e		
42f		

43   Total subtractions from itemized deductions *(add lines 42a through 42f)* **43**

NO HANDWRITTEN ENTRIES ON THIS FORM

117006181019





Partner's share of income, deductions, etc. *(from federal Form 1065, Schedule K-1)*

Partner's distributive share items

44	Ordinary business income (loss)	44	955
45	Net rental real estate income (loss)	45	
46	Other net rental income (loss)	46	
47	Guaranteed payments	47	
48	Interest income	48	
49	Ordinary dividends	49	
50	Royalties	50	
51	Net short-term capital gain (loss)	51	
52	Net long-term capital gain (loss)	52	
53	Net section 1231 gain (loss)	53	
54	Other income (loss)	54	
	Identify:		
55	Section 179 deduction	55	
56	Other deductions	56	
	Identify:		
57	Tax-exempt income and nondeductible expenses	57	137
58	Distributions - cash and marketable securities	58	
59	Distributions - other property	59	
60	Other items not included above that are required to be reported separately to partners	60	13709
	Identify: SEE STATEMENT		

Partner's credit information *(see instructions)*

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form CT-611, Form CT-611.1, or Form CT-611.2)*

			A - Form CT-611	B - Form CT-611.1	C - Form CT-611.2
61	Site preparation credit component	61			
62	Tangible property credit component	62			
63	On-site groundwater remediation credit component	63			

EZ capital tax credit *(Form CT-602)*

64	Recapture of credit for investments in certified EZ businesses	64	
65	Recapture of credit for contributions of money to EZ community development projects	65	

QEZE tax reduction credit *(Form CT-604-CP)*

66	QEZE employment increase factor	66	
67	QEZE zone allocation factor	67	
68	QEZE benefit period factor	68	

Excelsior jobs program tax credit *(Form CT-607)*

69	Excelsior jobs tax credit component	69	
70	Excelsior investment tax credit component	70	
71	Excelsior research and development tax credit component	71	
72	Excelsior real property tax credit component	72	




NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's credit information *(continued)*

Farmers' school tax credit *(Form CT-47)*

73	Acres of qualified agricultural property	**73**	
74	Acres of qualified conservation property	**74**	
75	Eligible school district property taxes paid	**75**	
76	Acres of qualified agricultural property converted to nonqualified use	**76**	

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
77a			**77d**		
77b			**77e**		
77c			**77f**		

Credit information

	Code	Information		Code	Information
77g			**77j**		
77h			**77k**		
77i			**77l**		

Part 2 - Flow-through credits, addbacks, and recaptures

78   Flow-through credits

	Code	Amount		Code	Amount
78a			**78e**		
78b			**78f**		
78c			**78g**		
78d			**78h**		

79   Addbacks of credits and recaptures

	Code	Amount		Code	Amount
79a			**79d**		
79b			**79e**		
79c			**79f**		

Part 3 - START-UP NY tax elimination credit information *(Form CT-638)*

80	START-UP NY business certificate number *(Form DTF-74)*	**80**	
81	Year of START-UP NY business tax benefit period	**81**	
82	START-UP NY area allocation factor	**82**	

Partner's share of apportionment and Metropolitan Commuter Transportation District (MCTD) information

Part 1

1   During the reporting year, did the partnership do business, employ capital, own or lease property, maintain
an office, or derive receipts from activity, in New York State? *(mark an X in the appropriate box)* .... Yes ☐   No ☐

2   During the reporting year, did the partnership do business, employ capital, own or lease property, maintain
an office, or derive receipts from activity, in the MCTD? *(mark an X in the appropriate box)* .... Yes ☐   No ☐

Average value of property		**A - MCTD**	**B -** New York State
3 Real estate owned	**3**		
4 Real estate rented	**4**		
5 Inventories owned	**5**		
6 Tangible personal property owned	**6**		
7 Tangible personal property rented	**7**		





NO HANDWRITTEN ENTRIES ON THIS FORM

Part 2 **Receipts from:**		A MCTD	B New York State	C Everywhere
Section 210-A.2				
1 Sales of tangible personal property	**1**			
2 Sales of electricity	**2**			
3 Net gains from sales of real property	**3**			
Section 210-A.3				
4 Rentals of real and tangible personal property	**4**			
5 Royalties from patents, copyrights, trademarks, and similar intangible personal property	**5**			
6 Sales of rights for certain closed-circuit and cable TV transmissions of an event	**6**			
Section 210-A.4				
7 Sale, licensing, or granting access to digital products	**7**			
7a Sale, licensing, or granting access to digital products	**7a**			
8 This line intentionally left blank	**8**			
Section 210-A.5(a)(2)(A)				
9 Interest from loans secured by real property	**9**			
10 Net gains from sales of loans secured by real property	**10**			
11 Interest from loans **not** secured by real property	**11**			
12 Net gains from sales of loans **not** secured by real property	**12**			
Section 210-A.5(a)(2)(B)				
13 Interest from federal debt	**13**			
14				
15 Interest from NYS and its political subdivisions debt	**15**			
16 Net gains from federal, NYS, and NYS political subdivisions debt	**16**			
17 Interest from other states and their political subdivisions debt	**17**			
18 Net gains from other states and their political subdivisions debt	**18**			
Section 210-A.5(a)(2)(C)				
19 Interest from asset-backed securities and other government agency debt	**19**			
20 Net gains from government agency debt or asset-backed securities sold through an exchange	**20**			
21 Net gains from all other asset-backed securities	**21**			
Section 210-A.5(a)(2)(D)				
22 Interest from corporate bonds	**22**			
23 Net gains from corporate bonds sold through broker/dealer or licensed exchange	**23**			
24 Net gains from other corporate bonds	**24**			
Section 210-A.5(a)(2)(E)				
25 Net interest from reverse repurchase and securities borrowing agreements	**25**			
Section 210-A.5(a)(2)(F)				
26 Net interest from federal funds	**26**			
Section 210-A.5(a)(2)(I)				
27 Net income from sales of physical commodities	**27**			
Section 210-A.5(a)(2)(J)				
28 Marked to market net gains	**28**			

NO HANDWRITTEN ENTRIES ON THIS FORM




Part 2 Receipts from:		A MCTD	B New York State	C Everywhere
Section 210-A.5(a)(2)(H) ☐				
210-A.5(a)(2)(G) ☐				
29 Interest from other financial instruments	29			
30 Net gains from other financial instruments	30			
30a Net gains from other financial instruments (broker/dealer/exchange)	30a			
30b Other income from other financial instruments	30b			
30c Other income from other financial instruments (broker/dealer/exchange)	30c			
30d Dividends from stock that is business capital	30d			
30e Net gains from sales of stock that is business capital	30e			
30f Net gains from sales of partnership interests	30f			
Section 210-A.5(b)				
31 Brokerage commissions	31			
32 Margin interest earned on behalf of brokerage accounts	32			
33 Fees for advisory services for underwriting or management of underwriting	33			
34 Receipts from primary spread of selling concessions	34			
35 Receipts from account maintenance fees	35			
36 Fees for management or advisory services	36			
37 Interest from an affiliated corporation	37			
Section 210-A.5(c)				
38 Interest, fees, and penalties from credit cards	38			
39 Service charges and fees from credit cards	39			
40 Receipts from merchant discounts	40			
41 Receipts from credit card authorizations and settlement processing	41			
42 Other credit card processing receipts	42			
Section 210-A.5(d)				
43 Receipts from certain services to investment companies	43			
Section 210-A.6				
44 Receipts from railroad and trucking business	44			
Section 210-A.6-a				
45 Receipts from the operation of vessels	45			
Section 210-A.7				
46 Receipts from air freight forwarding	46			
47 Receipts from other aviation services	47			
Section 210-A.8				
48 Advertising in newspapers or periodicals	48			
49 Advertising on television or radio	49			
50 Advertising via other means	50			
Section 210-A.9				
51 Transportation or transmission of gas through pipes	51			
Section 210-A.10				
52 Receipts from other services/activities not specified	52			
52a Receipts from other services/activities not specified	52a			

NO HANDWRITTEN ENTRIES ON THIS FORM




Payroll		A MCTD	B New York State
53 Wages and other compensation of employees except general executive officers	53		
54 Average number of individuals employed full time in New York State *(excluding employees with partnership-wide authority)*	54		

Gross proceeds or receipts from certain sales **(for apportionment purposes)** *(see instructions)*		A MCTD	B New York State	C Everywhere
55 Sales of loans secured by real property	55			
56 Sales of loans **not** secured by real property	56			
57 Sales of other asset-backed securities	57			
58 Sales of corporate bonds	58			
59 Sales of physical commodities	59			

Marked to market net gain or loss from deemed sales (for apportionment purposes)

60 Of loans secured by real property	60	
61 Of loans **not** secured by real property	61	
62 Of federal debt instruments	62	
63 Of New York State and its political subdivisions debt instruments	63	
64 Of other states and their political subdivisions debt instruments	64	
65 Of government agency debt or asset-backed securities (through exchange)	65	
66 Of all other asset-backed securities	66	
67 Of corporate bonds through licensed exchange or broker/dealer	67	
68 Of other corporate bonds	68	
69 Of physical commodities	69	
70 Of other financial instruments of one type	70	

Items related to repurchase agreements and securities borrowing/lending agreements

71 Value of reverse repurchase agreements when partnership is purchaser/lender	71	
72 Value of borrowing agreements when partnership is securities borrower	72	
73 Value of repurchase agreements when partnership is seller/borrower	73	
74 Value of lending agreements when partnership is securities lender	74	
75 Interest income from reverse repurchase agreements and securities borrowing agreements	75	
76 Interest expense from repurchase agreements and securities lending agreements	76	

NO HANDWRITTEN ENTRIES ON THIS FORM

117011181019





```
HOSPITALITY INNOVATED, LLC FKA HOTELS BY                    **-*******
```

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1
SECTION 199A INCOME	955.
SECTION 199A W-2 WAGES	0.
SECTION 199A UNADJUSTED BASIS	0.
SECTION 199A REIT DIVIDENDS	0.
SECTION 199A PTP INCOME	0.
GROSS RECEIPTS FOR SECTION 59A(E)	12,754.
TOTAL TO FORM IT-204-CP, PAGE 7, LINE 60	13,709.



Department of Taxation and Finance

888851 11-30-18

New York Partner's Schedule K-1

IT-204-IP

Tax Law - Article 22 (Personal Income Tax)

NEW YORK STATE 2018

☐ Final K-1 2

For calendar year 2018 or tax year beginning ______ and ending ______

☐ Amended K-1

Partners: Before completing your income tax return, see Form IT-204-IP-I, *Partner's Instructions for Form IT-204-IP* (available at ***www.tax.ny.gov).***

Partnership's information *(see instructions)*

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC	*********

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B** ______

C Business allocation percentage .... **C** ______ %

Partner's information *(see instructions)*

Partner's name	Partner's identifying number
VIDUR RAJ BHALLA	*********

Partner's address: 42 VALLEY VIEW DRIVE

City	State	ZIP code
STAMFORD	CT	06903

D The partner is a (mark an *X* in the appropriate box) ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

E What is the tax filing status of the partner? (Mark an *X* in the appropriate box, if known.) ☒ Individual ☐ Estate/trust ☐ Partnership

F If the partner is a disregarded entity or grantor trust, enter the tax ID of the entity or individual reporting the income, if known .... **F** ______

G Did the partner sell its entire interest during the tax year? .... **G** Yes ☐ No ☒

H Partner's share of profit, loss, and capital

		Beginning	Ending
1) Profit	H1	3.3223%	3.3223%
2) Loss	H2	3.3223%	3.3223%
3) Capital	H3	3.3223%	3.3223%

I Partner's share of liabilities at the end of the year

1) Nonrecourse	I1	
2) Qualified nonrecourse financing	I2	
3) Recourse	I3	

J Partner's capital account analysis

1) Beginning capital account	J1	5029
2) Capital contributed during the year - cash	J2	
3) Capital contributed during the year - property	J3	
4) Current year increase (decrease)	J4	818
5) Withdrawals and distributions - cash	J5	
6) Withdrawals and distributions - property	J6	
7) Ending capital account	J7	5847

8) Method of accounting *(mark an X in the appropriate box)*

☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*

K Resident status *(mark an X in all boxes that apply; see instructions)*

☐ NYS full-year resident ☐ Yonkers full-year resident ☐ NYC full-year resident

☐ NYS part-year resident ☐ Yonkers part-year resident ☐ NYC part-year resident

☒ NYS nonresident ☐ Yonkers nonresident

L If the partner was included in a group return, enter the special NYS identification number, if known .... **L** ______



NO HANDWRITTEN ENTRIES ON THIS FORM

118001181019



888852 11-30-18

M Was Form IT-2658-E filed with the partnership? .... **M**   Yes ☐   No ☒

N NYS estimated tax paid on behalf of partner *(from Form IT-2658-NYS)*

			Date	Amount
	1) First installment	**N1**		
	2) Second installment	**N2**		
	3) Third installment	**N3**		
	4) Fourth installment	**N4**		

Total NYS estimated tax paid on behalf of partner *(add lines N1 through N4)* .... **N**

O Estimated MCTMT paid on behalf of partner *(from Form IT-2658-MTA)*

			Date	Amount
	1) First installment	**O1**		
	2) Second installment	**O2**		
	3) Third installment	**O3**		
	4) Fourth installment	**O4**		

Total estimated MCTMT paid on behalf of partner *(add lines O1 through O4)* .... **O**

P Was the partnership required to report any nonqualified deferred compensation, as required
by IRC § 457A, on its 2018 federal return? *(see instructions)* .... **P**   Yes ☐   No ☒

Partner's share of income, deductions, etc.

A - Partner's distributive share items		**B** - Federal K-1 amount		**C** - New York State amount
1 Ordinary business income (loss)	**1**	955	**1**	955
2 Net rental real estate income (loss)	**2**		**2**	
3 Other net rental income (loss)	**3**		**3**	
4 Guaranteed payments	**4**		**4**	
5 Interest income	**5**		**5**	
6 Ordinary dividends	**6**		**6**	
7 Royalties	**7**		**7**	
8 Net short-term capital gain (loss)	**8**		**8**	
9 Net long-term capital gain (loss)	**9**		**9**	
10 Net section 1231 gain (loss)	**10**		**10**	
11 Other income (loss) *Identify:*	**11**		**11**	
12 Section 179 deduction	**12**		**12**	
13 Other deductions *Identify:*	**13**		**13**	
14 This line intentionally left blank	**14**		**14**	
15 Net earnings (loss) from self-employment	**15**		**15**	
16 Tax-exempt income and nondeductible expenses	**16**	137	**16**	137
17 Distributions - cash and marketable securities	**17**		**17**	
18 Distributions - other property	**18**		**18**	
19 Other items not included above that are required to be reported separately to partners	**19**	955	**19**	955

Identify: SEE STATEMENT

Partner's share of New York modifications *(see instructions)*

20 New York State additions

Number		**A** - Total amount	**B** - New York State allocated amount
20a	EA-		
20b	EA-		
20c	EA-		
20d	EA-		
20e	EA-		
20f	EA-		

21 Total addition modifications *(total of column A, lines 20a through 20f)* **21**



118002181019



*NO HANDWRITTEN ENTRIES ON THIS FORM*

Partner's share of New York modifications *(continued)*

22 New York State subtractions

	Number	A - Total amount	B - New York State allocated amount
22a	ES-		
22b	ES-		
22c	ES-		
22d	ES-		
22e	ES-		
22f	ES-		

23 Total subtraction modifications *(total of column A, lines 22a through 22f)* 23

24 Additions to itemized deductions

	Letter	Amount
24a		
24b		
24c		
24d		
24e		
24f		

25 Total additions to itemized deductions *(add lines 24a through 24f)* 25

26 Subtractions from itemized deductions

	Letter	Amount
26a		
26b		
26c		
26d		
26e		
26f		

27 Total subtractions from itemized deductions *(add lines 26a through 26f)* 27

28 This line intentionally left blank 28

NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's other information

29a	Partner's share of New York source gross income	29a	12754
29b	MCTD allocation percentage *(see instructions)*	29b	%
29c	Partner's share of receipts from the sale of goods by manufacturing	29c	
29d	Partner's share of adjusted basis of qualified manufacturing property	29d	

Partner's credit information

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form IT-611, IT-611.1, or IT-611.2)*

			A - Form IT-611	B - Form IT-611.1	C - Form IT-611.2
30	Site preparation credit component	30			
31	Tangible property credit component	31			
32	On-site groundwater remediation credit component	32			



118003181019



Partner's credit information *(continued)*

EZ capital tax credit *(Form IT-602)*

33	This line intentionally left blank	**33**
34	Recapture of credit for investments in certified EZ businesses	**34**
35	Recapture of credit for contributions of money to EZ community development projects	**35**

QEZE tax reduction credit *(Form IT-604)*

36	QEZE employment increase factor	**36**
37	QEZE zone allocation factor	**37**
38	QEZE benefit period factor	**38**

Excelsior jobs program tax credit *(Form IT-607)*

39	Excelsior jobs tax credit component	**39**
40	Excelsior investment tax credit component	**40**
41	Excelsior research and development tax credit component	**41**
42	Excelsior real property tax credit component	**42**

Farmers' school tax credit *(Form IT-217)*

43	Acres of qualified agricultural property	**43**
44	Acres of qualified conservation property	**44**
45	Eligible school district property taxes paid	**45**
46	Acres of qualified agricultural property converted to nonqualified use	**46**

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
47a			**47d**		
47b			**47e**		
47c			**47f**		

Credit information

	Code	Information		Code	Information
47g			**47j**		
47h			**47k**		
47i			**47l**		

Part 2 - Flow-through credits, addbacks, and recaptures

48	Long-term care insurance credit *(Form IT-249)*	**48**
49	Investment credit *(including employment incentive credit and historic barn rehabilitation credit; Form IT-212)*	**49**
50	Research and development - investment credit *(Form IT-212)*	**50**

51 Other flow-through credits

	Code	Amount		Code	Amount
51a			**51e**		
51b			**51f**		
51c			**51g**		
51d			**51h**		

52 Addbacks of credits and recaptures

	Code	Amount		Code	Amount
52a			**52d**		
52b			**52e**		
52c			**52f**		

NO HANDWRITTEN ENTRIES ON THIS FORM

118004181019





Partner's credit information *(continued)*

Part 3 - START-UP NY tax elimination credit information *(Form IT-638)*

53 START-UP NY business certificate number *(Form DTF-74)*	**53**	
54 Year of START-UP NY business tax benefit period	**54**	
55 START-UP NY area allocation factor	**55**	

NO HANDWRITTEN ENTRIES ON THIS FORM



118005181019



NY IT-204-IP   OTHER ITEMS REQUIRED TO BE REPORTED SEPARATELY

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1	NEW YORK STATE AMOUNT
SECTION 199A INCOME	955.	955.
SECTION 199A W-2 WAGES	0.	0.
SECTION 199A UNADJUSTED BASIS	0.	0.
SECTION 199A REIT DIVIDENDS	0.	0.
SECTION 199A PTP INCOME	0.	0.
TOTAL TO FORM IT-204-IP, PAGE 2, LINE 19	955.	955.

PARTNER NUMBER 2



Department of Taxation and Finance

New York Partner's Schedule K-1

Tax Law - Article 22 (Personal Income Tax)

NEW YORK STATE 2018

888851 11-30-18

IT-204-IP

☐ Final K-1 3

☐ Amended K-1

For calendar year 2018 or tax year beginning ______ **and ending** ______

Partners: Before completing your income tax return, see Form IT-204-IP-I, *Partner's Instructions for Form IT-204-IP* (available at ***www.tax.ny.gov).***

Partnership's information *(see instructions)*

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC	*********

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B** ______

C Business allocation percentage .... **C** ______ %

Partner's information *(see instructions)*

Partner's name	Partner's identifying number
DERMOT M O'HARA	*********

Partner's address		
48 MERCER STREET., APT 2W		
City	**State**	**ZIP code**
NEW YORK	NY	10013

D The partner is a (mark an *X* in the appropriate box) ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

E What is the tax filing status of the partner? (Mark an *X* in the appropriate box, if known.) ☒ Individual ☐ Estate/trust ☐ Partnership

F If the partner is a disregarded entity or grantor trust, enter the tax ID of the entity or individual reporting the income, if known .... **F** ______

G Did the partner sell its entire interest during the tax year? .... **G** Yes ☐ No ☒

H Partner's share of profit, loss, and capital

		Beginning	Ending
1) Profit	H1	1.6611%	1.6611%
2) Loss	H2	1.6611%	1.6611%
3) Capital	H3	1.6611%	1.6611%

I Partner's share of liabilities at the end of the year

1) Nonrecourse	I1	
2) Qualified nonrecourse financing	I2	
3) Recourse	I3	

J Partner's capital account analysis

1) Beginning capital account	J1	2513
2) Capital contributed during the year - cash	J2	
3) Capital contributed during the year - property	J3	
4) Current year increase (decrease)	J4	408
5) Withdrawals and distributions - cash	J5	
6) Withdrawals and distributions - property	J6	
7) Ending capital account	J7	2921

8) Method of accounting *(mark an X in the appropriate box)*

☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*

K Resident status *(mark an X in all boxes that apply; see instructions)*

☒ NYS full-year resident	☐ Yonkers full-year resident	☐ NYC full-year resident
☐ NYS part-year resident	☐ Yonkers part-year resident	☐ NYC part-year resident
☐ NYS nonresident	☐ Yonkers nonresident	

L If the partner was included in a group return, enter the special NYS identification number, if known .... **L** ______



NO HANDWRITTEN ENTRIES ON THIS FORM

118001181019



888852 11-30-18

M Was Form IT-2658-E filed with the partnership? **M** Yes ☐ No ☐

N NYS estimated tax paid on behalf of partner *(from Form IT-2658-NYS)*

		Date	Amount
1) First installment	N1		
2) Second installment	N2		
3) Third installment	N3		
4) Fourth installment	N4		
Total NYS estimated tax paid on behalf of partner *(add lines N1 through N4)*	N		

O Estimated MCTMT paid on behalf of partner *(from Form IT-2658-MTA)*

		Date	Amount
1) First installment	O1		
2) Second installment	O2		
3) Third installment	O3		
4) Fourth installment	O4		
Total estimated MCTMT paid on behalf of partner *(add lines O1 through O4)*	O		

P Was the partnership required to report any nonqualified deferred compensation, as required by IRC § 457A, on its 2018 federal return? *(see instructions)* **P** Yes ☐ No ☒

Partner's share of income, deductions, etc.

A - Partner's distributive share items		B - Federal K-1 amount		C - New York State amount
1 Ordinary business income (loss)	1	477	1	477
2 Net rental real estate income (loss)	2		2	
3 Other net rental income (loss)	3		3	
4 Guaranteed payments	4		4	
5 Interest income	5		5	
6 Ordinary dividends	6		6	
7 Royalties	7		7	
8 Net short-term capital gain (loss)	8		8	
9 Net long-term capital gain (loss)	9		9	
10 Net section 1231 gain (loss)	10		10	
11 Other income (loss) *Identify:*	11		11	
12 Section 179 deduction	12		12	
13 Other deductions *Identify:*	13		13	
14 This line intentionally left blank	14		14	
15 Net earnings (loss) from self-employment	15		15	
16 Tax-exempt income and nondeductible expenses	16	69	16	69
17 Distributions - cash and marketable securities	17		17	
18 Distributions - other property	18		18	
19 Other items not included above that are required to be reported separately to partners *Identify:* SEE STATEMENT	19	477	19	477

Partner's share of New York modifications *(see instructions)*

20 New York State additions

	Number	A - Total amount	B - New York State allocated amount
20a	EA-		
20b	EA-		
20c	EA-		
20d	EA-		
20e	EA-		
20f	EA-		

21 Total addition modifications *(total of column A, lines 20a through 20f)* 21



118002181019



NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's share of New York modifications *(continued)*

22 New York State subtractions

	Number	A - Total amount	B - New York State allocated amount
22a	ES-		
22b	ES-		
22c	ES-		
22d	ES-		
22e	ES-		
22f	ES-		

23 Total subtraction modifications *(total of column A, lines 22a through 22f)* .... | **23** | |

24 Additions to itemized deductions

	Letter	Amount
24a		
24b		
24c		
24d		
24e		
24f		

25 Total additions to itemized deductions *(add lines 24a through 24f)* .... | **25** | |

26 Subtractions from itemized deductions

	Letter	Amount
26a		
26b		
26c		
26d		
26e		
26f		

27 Total subtractions from itemized deductions *(add lines 26a through 26f)* .... | **27** | |

28 This line intentionally left blank .... | **28** | |

Partner's other information

29a	Partner's share of New York source gross income	**29a**	6377
29b	MCTD allocation percentage *(see instructions)*	**29b**	%
29c	Partner's share of receipts from the sale of goods by manufacturing	**29c**	
29d	Partner's share of adjusted basis of qualified manufacturing property	**29d**	

Partner's credit information

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form IT-611, IT-611.1, or IT-611.2)*

		A - Form IT-611	B - Form IT-611.1	C - Form IT-611.2
30	Site preparation credit component	**30**		
31	Tangible property credit component	**31**		
32	On-site groundwater remediation credit component	**32**		



118003181019



Partner's credit information *(continued)*

EZ capital tax credit *(Form IT-602)*

33	This line intentionally left blank	33
34	Recapture of credit for investments in certified EZ businesses	34
35	Recapture of credit for contributions of money to EZ community development projects	35

QEZE tax reduction credit *(Form IT-604)*

36	QEZE employment increase factor	36
37	QEZE zone allocation factor	37
38	QEZE benefit period factor	38

Excelsior jobs program tax credit *(Form IT-607)*

39	Excelsior jobs tax credit component	39
40	Excelsior investment tax credit component	40
41	Excelsior research and development tax credit component	41
42	Excelsior real property tax credit component	42

Farmers' school tax credit *(Form IT-217)*

43	Acres of qualified agricultural property	43
44	Acres of qualified conservation property	44
45	Eligible school district property taxes paid	45
46	Acres of qualified agricultural property converted to nonqualified use	46

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
47a			47d		
47b			47e		
47c			47f		

Credit information

	Code	Information		Code	Information
47g			47j		
47h			47k		
47i			47l		

Part 2 - Flow-through credits, addbacks, and recaptures

48	Long-term care insurance credit *(Form IT-249)*	48
49	Investment credit *(including employment incentive credit and historic barn rehabilitation credit; Form IT-212)*	49
50	Research and development - investment credit *(Form IT-212)*	50

51 Other flow-through credits

	Code	Amount		Code	Amount
51a			51e		
51b			51f		
51c			51g		
51d			51h		

52 Addbacks of credits and recaptures

	Code	Amount		Code	Amount
52a			52d		
52b			52e		
52c			52f		

NO HANDWRITTEN ENTRIES ON THIS FORM

118004181019




Partner's credit information *(continued)*

Part 3 - START-UP NY tax elimination credit information *(Form IT-638)*

53	START-UP NY business certificate number *(Form DTF-74)*	**53**
54	Year of START-UP NY business tax benefit period	**54**
55	START-UP NY area allocation factor	**55**

NO HANDWRITTEN ENTRIES ON THIS FORM



118005181019



NY IT-204-IP   OTHER ITEMS REQUIRED TO BE REPORTED SEPARATELY

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1	NEW YORK STATE AMOUNT
SECTION 199A INCOME	477.	477.
SECTION 199A W-2 WAGES	0.	0.
SECTION 199A UNADJUSTED BASIS	0.	0.
SECTION 199A REIT DIVIDENDS	0.	0.
SECTION 199A PTP INCOME	0.	0.
TOTAL TO FORM IT-204-IP, PAGE 2, LINE 19	477.	477.



Department of Taxation and Finance

New York Partner's Schedule K-1

Tax Law - Article 22 (Personal Income Tax)

NEW YORK STATE 2018

888851 11-30-18

IT-204-IP

☐ Final K-1 4

☐ Amended K-1

For calendar year 2018 or tax year beginning ____ **and ending** ____

Partners: Before completing your income tax return, see Form IT-204-IP-I, *Partner's Instructions for Form IT-204-IP* (available at ***www.tax.ny.gov).***

Partnership's information *(see instructions)*

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC	*********

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B** ____

C Business allocation percentage .... **C** ____ %

Partner's information *(see instructions)*

Partner's name			Partner's identifying number
AZIZ HAJ ROMDHANE			*********
Partner's address			
620 WEST 42ND ST., APT 535G			
City	State	ZIP code	
NEW YORK	NY	10036	

D The partner is a (mark an *X* in the appropriate box) ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

E What is the tax filing status of the partner? (Mark an *X* in the appropriate box, if known.) ☒ Individual ☐ Estate/trust ☐ Partnership

F If the partner is a disregarded entity or grantor trust, enter the tax ID of the entity or individual reporting the income, if known .... **F** ____

G Did the partner sell its entire interest during the tax year? .... **G** Yes ☐ No ☒

H Partner's share of profit, loss, and capital

		Beginning	Ending
1) Profit	H1	1.9934%	1.9934%
2) Loss	H2	1.9934%	1.9934%
3) Capital	H3	1.9934%	1.9934%

I Partner's share of liabilities at the end of the year

1) Nonrecourse	I1	
2) Qualified nonrecourse financing	I2	
3) Recourse	I3	

J Partner's capital account analysis

1) Beginning capital account	J1	3017
2) Capital contributed during the year - cash	J2	
3) Capital contributed during the year - property	J3	
4) Current year increase (decrease)	J4	491
5) Withdrawals and distributions - cash	J5	
6) Withdrawals and distributions - property	J6	
7) Ending capital account	J7	3508

8) Method of accounting *(mark an X in the appropriate box)*

☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*

K Resident status *(mark an X in all boxes that apply; see instructions)*

☒ NYS full-year resident ☐ Yonkers full-year resident ☐ NYC full-year resident

☐ NYS part-year resident ☐ Yonkers part-year resident ☐ NYC part-year resident

☐ NYS nonresident ☐ Yonkers nonresident

L If the partner was included in a group return, enter the special NYS identification number, if known .... **L** ____

NO HANDWRITTEN ENTRIES ON THIS FORM

118001181019





888852 11-30-18

M Was Form IT-2658-E filed with the partnership? ..... **M** Yes ☐ No ☐

N NYS estimated tax paid on behalf of partner *(from Form IT-2658-NYS)*

		Date	Amount
1) First installment	N1		
2) Second installment	N2		
3) Third installment	N3		
4) Fourth installment	N4		
Total NYS estimated tax paid on behalf of partner *(add lines N1 through N4)*	N		

O Estimated MCTMT paid on behalf of partner *(from Form IT-2658-MTA)*

		Date	Amount
1) First installment	O1		
2) Second installment	O2		
3) Third installment	O3		
4) Fourth installment	O4		
Total estimated MCTMT paid on behalf of partner *(add lines O1 through O4)*	O		

P Was the partnership required to report any nonqualified deferred compensation, as required by IRC § 457A, on its 2018 federal return? *(see instructions)* ..... **P** Yes ☐ No ☒

Partner's share of income, deductions, etc.

A - Partner's distributive share items		B - Federal K-1 amount		C - New York State amount
1 Ordinary business income (loss)	1	573	1	573
2 Net rental real estate income (loss)	2		2	
3 Other net rental income (loss)	3		3	
4 Guaranteed payments	4		4	
5 Interest income	5		5	
6 Ordinary dividends	6		6	
7 Royalties	7		7	
8 Net short-term capital gain (loss)	8		8	
9 Net long-term capital gain (loss)	9		9	
10 Net section 1231 gain (loss)	10		10	
11 Other income (loss) *Identify:*	11		11	
12 Section 179 deduction	12		12	
13 Other deductions *Identify:*	13		13	
14 This line intentionally left blank	14		14	
15 Net earnings (loss) from self-employment	15		15	
16 Tax-exempt income and nondeductible expenses	16	82	16	82
17 Distributions - cash and marketable securities	17		17	
18 Distributions - other property	18		18	
19 Other items not included above that are required to be reported separately to partners *Identify:* SEE STATEMENT	19	573	19	573

Partner's share of New York modifications *(see instructions)*

20 New York State additions

	Number	A - Total amount	B - New York State allocated amount
20a	EA-		
20b	EA-		
20c	EA-		
20d	EA-		
20e	EA-		
20f	EA-		

21 Total addition modifications *(total of column A, lines 20a through 20f)* 21



118002181019



NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's share of New York modifications *(continued)*

22 New York State subtractions

	Number	A - Total amount	B - New York State allocated amount
22a	ES-		
22b	ES-		
22c	ES-		
22d	ES-		
22e	ES-		
22f	ES-		

23 Total subtraction modifications *(total of column A, lines 22a through 22f)* **23**

24 Additions to itemized deductions

	Letter	Amount
24a		
24b		
24c		
24d		
24e		
24f		

25 Total additions to itemized deductions *(add lines 24a through 24f)* **25**

26 Subtractions from itemized deductions

	Letter	Amount
26a		
26b		
26c		
26d		
26e		
26f		

27 Total subtractions from itemized deductions *(add lines 26a through 26f)* **27**

28 This line intentionally left blank **28**

Partner's other information

29a	Partner's share of New York source gross income	**29a**	7652
29b	MCTD allocation percentage *(see instructions)*	**29b**	%
29c	Partner's share of receipts from the sale of goods by manufacturing	**29c**	
29d	Partner's share of adjusted basis of qualified manufacturing property	**29d**	

Partner's credit information

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form IT-611, IT-611.1, or IT-611.2)*

			A - Form IT-611	B - Form IT-611.1	C - Form IT-611.2
30	Site preparation credit component	**30**			
31	Tangible property credit component	**31**			
32	On-site groundwater remediation credit component	**32**			



118003181019



NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's credit information *(continued)*

EZ capital tax credit *(Form IT-602)*

33	This line intentionally left blank	33
34	Recapture of credit for investments in certified EZ businesses	34
35	Recapture of credit for contributions of money to EZ community development projects	35

QEZE tax reduction credit *(Form IT-604)*

36	QEZE employment increase factor	36
37	QEZE zone allocation factor	37
38	QEZE benefit period factor	38

Excelsior jobs program tax credit *(Form IT-607)*

39	Excelsior jobs tax credit component	39
40	Excelsior investment tax credit component	40
41	Excelsior research and development tax credit component	41
42	Excelsior real property tax credit component	42

Farmers' school tax credit *(Form IT-217)*

43	Acres of qualified agricultural property	43
44	Acres of qualified conservation property	44
45	Eligible school district property taxes paid	45
46	Acres of qualified agricultural property converted to nonqualified use	46

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
47a			47d		
47b			47e		
47c			47f		

Credit information

	Code	Information		Code	Information
47g			47j		
47h			47k		
47i			47l		

Part 2 - Flow-through credits, addbacks, and recaptures

48	Long-term care insurance credit *(Form IT-249)*	48
49	Investment credit *(including employment incentive credit and historic barn rehabilitation credit; Form IT-212)*	49
50	Research and development - investment credit *(Form IT-212)*	50

51   Other flow-through credits

	Code	Amount		Code	Amount
51a			51e		
51b			51f		
51c			51g		
51d			51h		

52   Addbacks of credits and recaptures

	Code	Amount		Code	Amount
52a			52d		
52b			52e		
52c			52f		

118004181019





Partner's credit information *(continued)*

Part 3 - START-UP NY tax elimination credit information *(Form IT-638)*

53	START-UP NY business certificate number *(Form DTF-74)*	**53**	
54	Year of START-UP NY business tax benefit period	**54**	
55	START-UP NY area allocation factor	**55**	

NO HANDWRITTEN ENTRIES ON THIS FORM





```
HOSPITALITY INNOVATED, LLC FKA HOTELS BY                    **-*******
_____                  _____
=================================================================================
NY IT-204-IP     OTHER ITEMS REQUIRED TO BE REPORTED SEPARATELY
_____

                                              AMOUNT FROM      NEW YORK
                                                FEDERAL         STATE
  DESCRIPTION                                 SCHEDULE K-1      AMOUNT
  _____                          _____   _____
  SECTION 199A INCOME                                 573.          573.
  SECTION 199A W-2 WAGES                                0.            0.
  SECTION 199A UNADJUSTED BASIS                         0.            0.
  SECTION 199A REIT DIVIDENDS                           0.            0.
  SECTION 199A PTP INCOME                               0.            0.
                                             _____   _____
  TOTAL TO FORM IT-204-IP, PAGE 2, LINE 19            573.          573.
                                             =============   ===========


                                                  PARTNER NUMBER 4
```



888851 11-30-18

NEW YORK STATE

2018

Department of Taxation and Finance

New York Partner's Schedule K-1

Tax Law - Article 22 (Personal Income Tax)

IT-204-IP

☐ Final K-1 5

☐ Amended K-1

For calendar year 2018 or tax year beginning ______ **and ending** ______

Partners: Before completing your income tax return, see Form IT-204-IP-I, *Partner's Instructions for Form IT-204-IP* (available at ***www.tax.ny.gov).***

Partnership's information *(see instructions)*

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC	*********

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B** ______

C Business allocation percentage .... **C** ______ %

Partner's information *(see instructions)*

Partner's name	Partner's identifying number
ROBIN GRUNER	*********

Partner's address		
272 BLEEKER STREET, APT 41		
City	**State**	**ZIP code**
NEW YORK	NY	10014

D The partner is a (mark an *X* in the appropriate box) ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

E What is the tax filing status of the partner? (Mark an *X* in the appropriate box, if known.) ☒ Individual ☐ Estate/trust ☐ Partnership

F If the partner is a disregarded entity or grantor trust, enter the tax ID of the entity or individual reporting the income, if known .... **F** ______

G Did the partner sell its entire interest during the tax year? .... **G** Yes ☐ No ☒

H Partner's share of profit, loss, and capital

		Beginning	Ending
1) Profit	H1	3.6545%	3.6545%
2) Loss	H2	3.6545%	3.6545%
3) Capital	H3	3.6545%	3.6545%

I Partner's share of liabilities at the end of the year

1) Nonrecourse	I1	
2) Qualified nonrecourse financing	I2	
3) Recourse	I3	

J Partner's capital account analysis

1) Beginning capital account	J1	12135
2) Capital contributed during the year - cash	J2	
3) Capital contributed during the year - property	J3	
4) Current year increase (decrease)	J4	900
5) Withdrawals and distributions - cash	J5	
6) Withdrawals and distributions - property	J6	
7) Ending capital account	J7	13035

8) Method of accounting *(mark an X in the appropriate box)*

☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*

K Resident status *(mark an X in all boxes that apply; see instructions)*

☒ NYS full-year resident ☐ Yonkers full-year resident ☐ NYC full-year resident
☐ NYS part-year resident ☐ Yonkers part-year resident ☐ NYC part-year resident
☐ NYS nonresident ☐ Yonkers nonresident

L If the partner was included in a group return, enter the special NYS identification number, if known ...... **L** ______

NO HANDWRITTEN ENTRIES ON THIS FORM

118001181019





888852 11-30-18

M Was Form IT-2658-E filed with the partnership? **M** Yes ☐ No ☐

N NYS estimated tax paid on behalf of partner *(from Form IT-2658-NYS)*

		Date	Amount
1) First installment	N1		
2) Second installment	N2		
3) Third installment	N3		
4) Fourth installment	N4		
Total NYS estimated tax paid on behalf of partner *(add lines N1 through N4)*	N		

O Estimated MCTMT paid on behalf of partner *(from Form IT-2658-MTA)*

		Date	Amount
1) First installment	O1		
2) Second installment	O2		
3) Third installment	O3		
4) Fourth installment	O4		
Total estimated MCTMT paid on behalf of partner *(add lines O1 through O4)*	O		

P Was the partnership required to report any nonqualified deferred compensation, as required by IRC § 457A, on its 2018 federal return? *(see instructions)* **P** Yes ☐ No ☒

NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's share of income, deductions, etc.

	A - Partner's distributive share items		B - Federal K-1 amount		C - New York State amount
1	Ordinary business income (loss)	1	1051	1	1051
2	Net rental real estate income (loss)	2		2	
3	Other net rental income (loss)	3		3	
4	Guaranteed payments	4		4	
5	Interest income	5		5	
6	Ordinary dividends	6		6	
7	Royalties	7		7	
8	Net short-term capital gain (loss)	8		8	
9	Net long-term capital gain (loss)	9		9	
10	Net section 1231 gain (loss)	10		10	
11	Other income (loss) *Identify:*	11		11	
12	Section 179 deduction	12		12	
13	Other deductions *Identify:*	13		13	
14	This line intentionally left blank	14		14	
15	Net earnings (loss) from self-employment	15		15	
16	Tax-exempt income and nondeductible expenses	16	151	16	151
17	Distributions - cash and marketable securities	17		17	
18	Distributions - other property	18		18	
19	Other items not included above that are required to be reported separately to partners *Identify:* SEE STATEMENT	19	1051	19	1051

Partner's share of New York modifications *(see instructions)*

20 New York State additions

	Number	A - Total amount	B - New York State allocated amount
20a	EA-		
20b	EA-		
20c	EA-		
20d	EA-		
20e	EA-		
20f	EA-		

21 Total addition modifications *(total of column A, lines 20a through 20f)* 21





Partner's share of New York modifications *(continued)*

22 New York State subtractions

	Number	A - Total amount	B - New York State allocated amount
22a	ES-		
22b	ES-		
22c	ES-		
22d	ES-		
22e	ES-		
22f	ES-		

23 Total subtraction modifications *(total of column A, lines 22a through 22f)* **23**

24 Additions to itemized deductions

	Letter	Amount
24a		
24b		
24c		
24d		
24e		
24f		

25 Total additions to itemized deductions *(add lines 24a through 24f)* **25**

26 Subtractions from itemized deductions

	Letter	Amount
26a		
26b		
26c		
26d		
26e		
26f		

27 Total subtractions from itemized deductions *(add lines 26a through 26f)* **27**

28 This line intentionally left blank **28**

Partner's other information

29a	Partner's share of New York source gross income **29a**	14029
29b	MCTD allocation percentage *(see instructions)* **29b**	%
29c	Partner's share of receipts from the sale of goods by manufacturing **29c**	
29d	Partner's share of adjusted basis of qualified manufacturing property **29d**	

Partner's credit information

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form IT-611, IT-611.1, or IT-611.2)*

		A - Form IT-611	B - Form IT-611.1	C - Form IT-611.2
30	Site preparation credit component **30**			
31	Tangible property credit component **31**			
32	On-site groundwater remediation credit component **32**			



118003181019



NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's credit information *(continued)*

EZ capital tax credit *(Form IT-602)*

33	This line intentionally left blank	**33**
34	Recapture of credit for investments in certified EZ businesses	**34**
35	Recapture of credit for contributions of money to EZ community development projects	**35**

QEZE tax reduction credit *(Form IT-604)*

36	QEZE employment increase factor	**36**
37	QEZE zone allocation factor	**37**
38	QEZE benefit period factor	**38**

Excelsior jobs program tax credit *(Form IT-607)*

39	Excelsior jobs tax credit component	**39**
40	Excelsior investment tax credit component	**40**
41	Excelsior research and development tax credit component	**41**
42	Excelsior real property tax credit component	**42**

Farmers' school tax credit *(Form IT-217)*

43	Acres of qualified agricultural property	**43**
44	Acres of qualified conservation property	**44**
45	Eligible school district property taxes paid	**45**
46	Acres of qualified agricultural property converted to nonqualified use	**46**

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
47a			**47d**		
47b			**47e**		
47c			**47f**		

Credit information

	Code	Information		Code	Information
47g			**47j**		
47h			**47k**		
47i			**47l**		

Part 2 - Flow-through credits, addbacks, and recaptures

48	Long-term care insurance credit *(Form IT-249)*	**48**
49	Investment credit *(including employment incentive credit and historic barn rehabilitation credit; Form IT-212)*	**49**
50	Research and development - investment credit *(Form IT-212)*	**50**

51 Other flow-through credits

	Code	Amount		Code	Amount
51a			**51e**		
51b			**51f**		
51c			**51g**		
51d			**51h**		

52 Addbacks of credits and recaptures

	Code	Amount		Code	Amount
52a			**52d**		
52b			**52e**		
52c			**52f**		

118004181019





Partner's credit information *(continued)*

Part 3 - START-UP NY tax elimination credit information *(Form IT-638)*

53	START-UP NY business certificate number *(Form DTF-74)*	**53**
54	Year of START-UP NY business tax benefit period	**54**
55	START-UP NY area allocation factor	**55**

NO HANDWRITTEN ENTRIES ON THIS FORM



118005181019



NY IT-204-IP   OTHER ITEMS REQUIRED TO BE REPORTED SEPARATELY

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1	NEW YORK STATE AMOUNT
SECTION 199A INCOME	1,051.	1,051.
SECTION 199A W-2 WAGES	0.	0.
SECTION 199A UNADJUSTED BASIS	0.	0.
SECTION 199A REIT DIVIDENDS	0.	0.
SECTION 199A PTP INCOME	0.	0.
TOTAL TO FORM IT-204-IP, PAGE 2, LINE 19	1,051.	1,051.



Department of Taxation and Finance

NEW YORK STATE 2018

New York Partner's Schedule K-1

Tax Law - Article 22 (Personal Income Tax)

888851 11-30-18

IT-204-IP

☐ Final K-1 6

☐ Amended K-1

For calendar year 2018 or tax year beginning ______ **and ending** ______

Partners: Before completing your income tax return, see Form IT-204-IP-I, *Partner's Instructions for Form IT-204-IP* (available at ***www.tax.ny.gov).***

NO HANDWRITTEN ENTRIES ON THIS FORM

Partnership's information *(see instructions)*

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC	*********

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B** ______

C Business allocation percentage .... **C** ______ %

Partner's information *(see instructions)*

Partner's name	Partner's identifying number
CRISTINA CARTA VILLA, C/O YANNIS MOAT	*********

Partner's address		
77 WEST 55TH STREET, # 18G		
City: NEW YORK	State: NY	ZIP code: 10019

D The partner is a (mark an *X* in the appropriate box) ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

E What is the tax filing status of the partner? (Mark an *X* in the appropriate box, if known.) ☒ Individual ☐ Estate/trust ☐ Partnership

F If the partner is a disregarded entity or grantor trust, enter the tax ID of the entity or individual reporting the income, if known .... **F** ______

G Did the partner sell its entire interest during the tax year? .... **G** Yes ☐ No ☒

H Partner's share of profit, loss, and capital

		Beginning	Ending
1) Profit	H1	1.8824%	1.8824%
2) Loss	H2	1.8824%	1.8824%
3) Capital	H3	1.8824%	1.8824%

I Partner's share of liabilities at the end of the year

1) Nonrecourse	I1	
2) Qualified nonrecourse financing	I2	
3) Recourse	I3	

J Partner's capital account analysis

1) Beginning capital account	J1	2848
2) Capital contributed during the year - cash	J2	
3) Capital contributed during the year - property	J3	
4) Current year increase (decrease)	J4	463
5) Withdrawals and distributions - cash	J5	
6) Withdrawals and distributions - property	J6	
7) Ending capital account	J7	3311

8) Method of accounting *(mark an X in the appropriate box)*

☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*

K Resident status *(mark an X in all boxes that apply; see instructions)*

☒ NYS full-year resident ☐ Yonkers full-year resident ☐ NYC full-year resident

☐ NYS part-year resident ☐ Yonkers part-year resident ☐ NYC part-year resident

☐ NYS nonresident ☐ Yonkers nonresident

L If the partner was included in a group return, enter the special NYS identification number, if known .... **L** ______



118001181019



M Was Form IT-2658-E filed with the partnership? ..... **M** Yes ☐ No ☐

N NYS estimated tax paid on behalf of partner *(from Form IT-2658-NYS)*

		Date	Amount
1) First installment	N1		
2) Second installment	N2		
3) Third installment	N3		
4) Fourth installment	N4		
Total NYS estimated tax paid on behalf of partner *(add lines N1 through N4)*	N		

O Estimated MCTMT paid on behalf of partner *(from Form IT-2658-MTA)*

		Date	Amount
1) First installment	O1		
2) Second installment	O2		
3) Third installment	O3		
4) Fourth installment	O4		
Total estimated MCTMT paid on behalf of partner *(add lines O1 through O4)*	O		

P Was the partnership required to report any nonqualified deferred compensation, as required by IRC § 457A, on its 2018 federal return? *(see instructions)* ..... **P** Yes ☐ No ☒

NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's share of income, deductions, etc.

A - Partner's distributive share items		B - Federal K-1 amount		C - New York State amount
1 Ordinary business income (loss)	1	541	1	541
2 Net rental real estate income (loss)	2		2	
3 Other net rental income (loss)	3		3	
4 Guaranteed payments	4		4	
5 Interest income	5		5	
6 Ordinary dividends	6		6	
7 Royalties	7		7	
8 Net short-term capital gain (loss)	8		8	
9 Net long-term capital gain (loss)	9		9	
10 Net section 1231 gain (loss)	10		10	
11 Other income (loss) *Identify:*	11		11	
12 Section 179 deduction	12		12	
13 Other deductions *Identify:*	13		13	
14 This line intentionally left blank	14		14	
15 Net earnings (loss) from self-employment	15		15	
16 Tax-exempt income and nondeductible expenses	16	78	16	78
17 Distributions - cash and marketable securities	17		17	
18 Distributions - other property	18		18	
19 Other items not included above that are required to be reported separately to partners *Identify:* SEE STATEMENT	19	541	19	541

Partner's share of New York modifications *(see instructions)*

20 New York State additions

	Number	A - Total amount	B - New York State allocated amount
20a	EA-		
20b	EA-		
20c	EA-		
20d	EA-		
20e	EA-		
20f	EA-		

21 Total addition modifications *(total of column A, lines 20a through 20f)* **21**



118002181019



Partner's share of New York modifications *(continued)*

22 New York State subtractions

	Number	A - Total amount	B - New York State allocated amount
22a	ES-		
22b	ES-		
22c	ES-		
22d	ES-		
22e	ES-		
22f	ES-		

23 Total subtraction modifications *(total of column A, lines 22a through 22f)* .... | **23** | |

24 Additions to itemized deductions

	Letter	Amount
24a		
24b		
24c		
24d		
24e		
24f		

25 Total additions to itemized deductions *(add lines 24a through 24f)* .... | **25** | |

26 Subtractions from itemized deductions

	Letter	Amount
26a		
26b		
26c		
26d		
26e		
26f		

27 Total subtractions from itemized deductions *(add lines 26a through 26f)* .... | **27** | |

28 This line intentionally left blank .... | **28** | |

Partner's other information

29a	Partner's share of New York source gross income	**29a**	7226
29b	MCTD allocation percentage *(see instructions)*	**29b**	%
29c	Partner's share of receipts from the sale of goods by manufacturing	**29c**	
29d	Partner's share of adjusted basis of qualified manufacturing property	**29d**	

Partner's credit information

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form IT-611, IT-611.1, or IT-611.2)*

		A - Form IT-611	B - Form IT-611.1	C - Form IT-611.2
30 Site preparation credit component	**30**			
31 Tangible property credit component	**31**			
32 On-site groundwater remediation credit component	**32**			



118003181019



NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's credit information *(continued)*

EZ capital tax credit *(Form IT-602)*

33	This line intentionally left blank	**33**
34	Recapture of credit for investments in certified EZ businesses	**34**
35	Recapture of credit for contributions of money to EZ community development projects	**35**

QEZE tax reduction credit *(Form IT-604)*

36	QEZE employment increase factor	**36**
37	QEZE zone allocation factor	**37**
38	QEZE benefit period factor	**38**

Excelsior jobs program tax credit *(Form IT-607)*

39	Excelsior jobs tax credit component	**39**
40	Excelsior investment tax credit component	**40**
41	Excelsior research and development tax credit component	**41**
42	Excelsior real property tax credit component	**42**

Farmers' school tax credit *(Form IT-217)*

43	Acres of qualified agricultural property	**43**
44	Acres of qualified conservation property	**44**
45	Eligible school district property taxes paid	**45**
46	Acres of qualified agricultural property converted to nonqualified use	**46**

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
47a			**47d**		
47b			**47e**		
47c			**47f**		

Credit information

	Code	Information		Code	Information
47g			**47j**		
47h			**47k**		
47i			**47l**		

Part 2 - Flow-through credits, addbacks, and recaptures

48	Long-term care insurance credit *(Form IT-249)*	**48**
49	Investment credit *(including employment incentive credit and historic barn rehabilitation credit; Form IT-212)*	**49**
50	Research and development - investment credit *(Form IT-212)*	**50**

51 Other flow-through credits

	Code	Amount		Code	Amount
51a			**51e**		
51b			**51f**		
51c			**51g**		
51d			**51h**		

52 Addbacks of credits and recaptures

	Code	Amount		Code	Amount
52a			**52d**		
52b			**52e**		
52c			**52f**		

NO HANDWRITTEN ENTRIES ON THIS FORM

118004181019




Partner's credit information *(continued)*

Part 3 - START-UP NY tax elimination credit information *(Form IT-638)*

53	START-UP NY business certificate number *(Form DTF-74)*	**53**
54	Year of START-UP NY business tax benefit period	**54**
55	START-UP NY area allocation factor	**55**

NO HANDWRITTEN ENTRIES ON THIS FORM

118005181019





NY IT-204-IP   OTHER ITEMS REQUIRED TO BE REPORTED SEPARATELY

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1	NEW YORK STATE AMOUNT
SECTION 199A INCOME	541.	541.
SECTION 199A W-2 WAGES	0.	0.
SECTION 199A UNADJUSTED BASIS	0.	0.
SECTION 199A REIT DIVIDENDS	0.	0.
SECTION 199A PTP INCOME	0.	0.
TOTAL TO FORM IT-204-IP, PAGE 2, LINE 19	541.	541.



Department of Taxation and Finance

New York Partner's Schedule K-1

Tax Law - Article 22 (Personal Income Tax)

NEW YORK STATE 2018

888851 11-30-18

IT-204-IP

7

☐ Final K-1

☐ Amended K-1

For calendar year 2018 or tax year beginning ________ **and ending** ________

Partners: Before completing your income tax return, see Form IT-204-IP-I, *Partner's Instructions for Form IT-204-IP* (available at ***www.tax.ny.gov).***

Partnership's information *(see instructions)*

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC	*********

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B** ________

C Business allocation percentage .... **C** ________ %

Partner's information *(see instructions)*

Partner's name	Partner's identifying number
HBD INVESTMENTS, LLC	*********

Partner's address		
745 FIFTH AVE-28TH FLOOR		
City	**State**	**ZIP code**
NEW YORK	NY	10151

D The partner is a (mark an *X* in the appropriate box) ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

E What is the tax filing status of the partner? (Mark an *X* in the appropriate box, if known.) ☐ Individual ☐ Estate/trust ☒ Partnership

F If the partner is a disregarded entity or grantor trust, enter the tax ID of the entity or individual reporting the income, if known .... **F** ________

G Did the partner sell its entire interest during the tax year? .... **G** Yes ☐ No ☒

H Partner's share of profit, loss, and capital

		Beginning	Ending
1) Profit	H1	77.9072%	77.9072%
2) Loss	H2	77.9072%	77.9072%
3) Capital	H3	77.9072%	77.9072%

I Partner's share of liabilities at the end of the year

1) Nonrecourse	I1	
2) Qualified nonrecourse financing	I2	
3) Recourse	I3	

J Partner's capital account analysis

1) Beginning capital account	J1	139192
2) Capital contributed during the year - cash	J2	
3) Capital contributed during the year - property	J3	
4) Current year increase (decrease)	J4	19178
5) Withdrawals and distributions - cash	J5	
6) Withdrawals and distributions - property	J6	
7) Ending capital account	J7	158370

8) Method of accounting *(mark an X in the appropriate box)*

☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*

K Resident status *(mark an X in all boxes that apply; see instructions)*

☐ NYS full-year resident ☐ Yonkers full-year resident ☐ NYC full-year resident

☐ NYS part-year resident ☐ Yonkers part-year resident ☐ NYC part-year resident

☐ NYS nonresident ☐ Yonkers nonresident

L If the partner was included in a group return, enter the special NYS identification number, if known .... **L** ________





NO HANDWRITTEN ENTRIES ON THIS FORM

118001181019

888852 11-30-18

M Was Form IT-2658-E filed with the partnership? ..... **M** Yes ☐ No ☐

N NYS estimated tax paid on behalf of partner *(from Form IT-2658-NYS)*

		Date	Amount
1) First installment	N1		
2) Second installment	N2		
3) Third installment	N3		
4) Fourth installment	N4		
Total NYS estimated tax paid on behalf of partner *(add lines N1 through N4)*	N		

O Estimated MCTMT paid on behalf of partner *(from Form IT-2658-MTA)*

		Date	Amount
1) First installment	O1		
2) Second installment	O2		
3) Third installment	O3		
4) Fourth installment	O4		
Total estimated MCTMT paid on behalf of partner *(add lines O1 through O4)*	O		

P Was the partnership required to report any nonqualified deferred compensation, as required by IRC § 457A, on its 2018 federal return? *(see instructions)* ..... **P** Yes ☐ No ☒

NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's share of income, deductions, etc.

	A - Partner's distributive share items		B - Federal K-1 amount		C - New York State amount
1	Ordinary business income (loss)	1	22394	1	22394
2	Net rental real estate income (loss)	2		2	
3	Other net rental income (loss)	3		3	
4	Guaranteed payments	4		4	
5	Interest income	5		5	
6	Ordinary dividends	6		6	
7	Royalties	7		7	
8	Net short-term capital gain (loss)	8		8	
9	Net long-term capital gain (loss)	9		9	
10	Net section 1231 gain (loss)	10		10	
11	Other income (loss) *Identify:*	11		11	
12	Section 179 deduction	12		12	
13	Other deductions *Identify:*	13		13	
14	This line intentionally left blank	14		14	
15	Net earnings (loss) from self-employment	15		15	
16	Tax-exempt income and nondeductible expenses	16	3216	16	3216
17	Distributions - cash and marketable securities	17		17	
18	Distributions - other property	18		18	
19	Other items not included above that are required to be reported separately to partners *Identify:* SEE STATEMENT	19	321477	19	321477

Partner's share of New York modifications *(see instructions)*

20 New York State additions

	Number	A - Total amount	B - New York State allocated amount
20a	EA-		
20b	EA-		
20c	EA-		
20d	EA-		
20e	EA-		
20f	EA-		

21 Total addition modifications *(total of column A, lines 20a through 20f)* 21



118002181019



Partner's share of New York modifications *(continued)*

22 New York State subtractions

	Number	A - Total amount	B - New York State allocated amount
22a	ES-		
22b	ES-		
22c	ES-		
22d	ES-		
22e	ES-		
22f	ES-		

23 Total subtraction modifications *(total of column A, lines 22a through 22f)* **23**

24 Additions to itemized deductions

	Letter	Amount
24a		
24b		
24c		
24d		
24e		
24f		

25 Total additions to itemized deductions *(add lines 24a through 24f)* **25**

26 Subtractions from itemized deductions

	Letter	Amount
26a		
26b		
26c		
26d		
26e		
26f		

27 Total subtractions from itemized deductions *(add lines 26a through 26f)* **27**

28 This line intentionally left blank **28**

Partner's other information

29a	Partner's share of New York source gross income	**29a**	299082
29b	MCTD allocation percentage *(see instructions)*	**29b**	%
29c	Partner's share of receipts from the sale of goods by manufacturing	**29c**	
29d	Partner's share of adjusted basis of qualified manufacturing property	**29d**	

Partner's credit information

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form IT-611, IT-611.1, or IT-611.2)*

		A - Form IT-611	B - Form IT-611.1	C - Form IT-611.2
30	Site preparation credit component **30**			
31	Tangible property credit component **31**			
32	On-site groundwater remediation credit component **32**			

NO HANDWRITTEN ENTRIES ON THIS FORM

118003181019





Partner's credit information *(continued)*

EZ capital tax credit *(Form IT-602)*

33	This line intentionally left blank	33
34	Recapture of credit for investments in certified EZ businesses	34
35	Recapture of credit for contributions of money to EZ community development projects	35

QEZE tax reduction credit *(Form IT-604)*

36	QEZE employment increase factor	36
37	QEZE zone allocation factor	37
38	QEZE benefit period factor	38

Excelsior jobs program tax credit *(Form IT-607)*

39	Excelsior jobs tax credit component	39
40	Excelsior investment tax credit component	40
41	Excelsior research and development tax credit component	41
42	Excelsior real property tax credit component	42

Farmers' school tax credit *(Form IT-217)*

43	Acres of qualified agricultural property	43
44	Acres of qualified conservation property	44
45	Eligible school district property taxes paid	45
46	Acres of qualified agricultural property converted to nonqualified use	46

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
47a			47d		
47b			47e		
47c			47f		

Credit information

	Code	Information		Code	Information
47g			47j		
47h			47k		
47i			47l		

Part 2 - Flow-through credits, addbacks, and recaptures

48	Long-term care insurance credit *(Form IT-249)*	48
49	Investment credit *(including employment incentive credit and historic barn rehabilitation credit; Form IT-212)*	49
50	Research and development - investment credit *(Form IT-212)*	50

51 Other flow-through credits

	Code	Amount		Code	Amount
51a			51e		
51b			51f		
51c			51g		
51d			51h		

52 Addbacks of credits and recaptures

	Code	Amount		Code	Amount
52a			52d		
52b			52e		
52c			52f		

118004181019





NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's credit information *(continued)*

Part 3 - START-UP NY tax elimination credit information *(Form IT-638)*

53	START-UP NY business certificate number *(Form DTF-74)*	**53**
54	Year of START-UP NY business tax benefit period	**54**
55	START-UP NY area allocation factor	**55**

NO HANDWRITTEN ENTRIES ON THIS FORM

118005181019





NY IT-204-IP   OTHER ITEMS REQUIRED TO BE REPORTED SEPARATELY

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1	NEW YORK STATE AMOUNT
SECTION 199A INCOME	22,394.	22,394.
SECTION 199A W-2 WAGES	0.	0.
SECTION 199A UNADJUSTED BASIS	0.	0.
SECTION 199A REIT DIVIDENDS	0.	0.
SECTION 199A PTP INCOME	0.	0.
GROSS RECEIPTS FOR SECTION 59A(E)	299,083.	299,083.
TOTAL TO FORM IT-204-IP, PAGE 2, LINE 19	321,477.	321,477.



Department of Taxation and Finance

New York Corporate Partner's Schedule K-1

Tax Law - Article 9-A

888821 11-30-18

IT-204-CP

7

☐ Final K-1

For calendar year 2018 or tax year beginning _____ and ending _____   ☐ Amended K-1

NO HANDWRITTEN ENTRIES ON THIS FORM

Partners: Before completing your franchise tax return, see Form IT-204-CP-I, *Partner's Instructions for Form IT-204-CP* (available at **www.tax.ny.gov**).

Partnership's information

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY	*********

A Mark an *X* in the box if either applies to your entity   ☐ Publicly traded partnership   ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B** [ ]

Partner's information *(see instructions)*

Partner's name	Partner's EIN
HBD INVESTMENTS, LLC	*********

Partner's address
745 FIFTH AVE-28TH FLOOR

City	State	ZIP code
NEW YORK	NY	10151

C The partner is a (mark an *X* in the appropriate box)   ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

D What is the New York tax filing status of the partner? *(Mark an X in the appropriate box, if known.)*
☐ C corporation   ☐ S corporation   ☒ Partnership

E If the partner is a disregarded entity, enter the EIN of the entity reporting the income of
the partner (if known) .... **E** [ ]

F Did the partner sell its entire interest during the tax year? .... **F** Yes ☐ No ☒

G Partner's share of profit, loss, and capital

			Beginning	**Ending**
1) Profit	G1		77.9072%	77.9072%
2) Loss	G2		77.9072%	77.9072%
3) Capital	G3		77.9072%	77.9072%

H Partner's share of liabilities at the end of the year

1) Nonrecourse	H1	
2) Qualified nonrecourse financing	H2	
3) Recourse	H3	

I Partner's capital account analysis

1) Beginning capital account	I1	139192
2) Capital contributed during the year - cash	I2	
3) Capital contributed during the year - property	I3	
4) Current year increase (decrease)	I4	19178
5) Withdrawals and distributions - cash	I5	
6) Withdrawals and distributions - property	I6	
7) Ending capital account	I7	158370

8) Method of accounting *(mark an X in the appropriate box)*
☒ Tax basis   ☐ GAAP   ☐ Book   ☐ Other *(submit explanation)*

117001181019





888822 11-30-18

J Was Form CT-2658-E filed with the partnership? **J** Yes ☐ No ☐

K NYS estimated tax paid on behalf of partner *(from Form CT-2658)*

		Date	Amount
1) First installment	K1		
2) Second installment	K2		
3) Third installment	K3		
4) Fourth installment	K4		
Total NYS estimated tax paid on behalf of partner *(add lines K1 through K4)*	K		

L Was the partnership required to report any nonqualified deferred compensation, as required by IRC § 457A, on its 2018 federal return? *(see instructions)* **L** Yes ☐ No ☒

Partner's share of entire net income (ENI) information when the corporate partner's New York tax filing status is a C corporation

ENI addition modifications

1 Total additions **1**

	A - Number	B - Amount		A - Number	B - Amount
1a	EA -		1d	EA -	
1b	EA -		1e	EA -	
1c	EA -		1f	EA -	

ENI subtraction modifications

2 Total subtractions **2**

	A - Number	B - Amount		A - Number	B - Amount
2a	ES -		2d	ES -	
2b	ES -		2e	ES -	
2c	ES -		2f	ES -	

Partner's proportionate part of assets and liabilities *(for New York C corporate partners only)*

			Average value
3	Total assets	3	182575
4	Real property and marketable securities included on line 3	4	
5	Real property and marketable securities at fair market value (FMV)	5	
6	Average value of adjusted total assets	6	182575
7	Total liabilities	7	14457
8	Liabilities **directly** attributable to business capital	8	
9	Liabilities **directly** attributable to investment capital	9	

NO HANDWRITTEN ENTRIES ON THIS FORM



117002181019



Partner's proportionate part of items related to investment capital under Article 9-A *(for New York C corporate partners only)*

Part 1 - Investment capital that generates income claimed not taxable by New York under the U.S. Constitution

Description of asset *(identify each asset, and enter number of shares (if applicable) and date acquired here; for each asset complete columns D through G on the corresponding lines below; enter only directly owned assets in items A through F and* Total from additional sheet(s))

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	**A** - Description of asset	**B** - Number of shares acquired, if applicable	**C** - Date acquired
A			
B			
C			
D			
E			
F			

Item	**D** Number of shares sold, if applicable	**E** Date sold	**F** Average FMV	**G** Liabilities **directly** attributable	**H** Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
10 Total proportionate part of columns F and G *(see instructions)* **10**					

Part 2 - Investment capital - stocks actually held more than one year

Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns D through G on the corresponding lines below; enter only directly owned investments in items A through F and* Total from additional sheet(s))

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	**A** - Name/CUSIP/CINS/lot number	**B** - Number of shares acquired	**C** - Date acquired
A			
B			
C			
D			
E			
F			

Item	**D** Number of shares sold	**E** Date sold	**F** Average FMV	**G** Liabilities **directly** attributable	**H** Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
11 Total proportionate part of columns F and G *(see instructions)* **11**					

NO HANDWRITTEN ENTRIES ON THIS FORM




888832 11-30-18

Part 3 - Investment capital - stocks presumed held more than one year
Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns F and G on the corresponding lines below; enter only directly owned investments in items A through F and*Total from additional sheet(s))

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	**A** - Name/CUSIP/CINS/lot number	**B** - Number of shares acquired	**C** - Date acquired
A			
B			
C			
D			
E			
F			

Item	**D** Number of shares sold	**E** Date sold	**F** Average FMV	**G** Liabilities **directly** attributable	**H** Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
12 Total proportionate part of columns F and G *(see instructions)* **12**					

Part 4 - Total investment capital

13 Total average FMV and liabilities **directly** attributable *(add lines 10, 11, and 12 in columns F and G)* ... **13**			

Part 5 - Prior year investment capital - stocks that did not meet holding period requirement
Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns D through G on the corresponding lines below; enter only directly owned investments in items A through F and*Total from additional sheet(s))

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	**A** - Name/CUSIP/CINS/lot number	**B** - Number of shares acquired	**C** - Date acquired
A			
B			
C			
D			
E			
F			

Item	**D** Number of shares sold	**E** Date sold	**F** Average FMV as previously reported	**G** Liabilities **directly** attributable as previously reported	**H** Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
14 Total proportionate part of columns F and G *(see instructions)* **14**					

NO HANDWRITTEN ENTRIES ON THIS FORM



117004181019



Part 6 - Prior year gross investment income for stocks that did not meet holding period requirement

15 Prior year **presumed** gross investment income from stocks presumed in the prior year to
be held more than one year that failed to meet the presumption *(see instructions)* .... | **15** | |

Partner's share of items related to investment and other exempt income under Article 9-A *(for New York*
C corporate partners only)

16 Gross exempt cross-article dividends	**16**	
17 Gross exempt controlled foreign corporation (CFC) income	**17**	
18 Gross exempt unitary corporation dividends	**18**	
19 Gross investment income from investments generating income not taxable by New York State under the U.S. Constitution	**19**	
20 Dividend income from investment capital from stocks **actually** held more than one year	**20**	
21 Net capital gains or losses from investment capital from stocks **actually** held more than one year	**21**	
22 Dividend income from investment capital from stocks **presumed** held more than one year	**22**	

Partner's share of items related to interest deductions directly attributable to investment and other
exempt income under Article 9-A *(for New York C corporate partners only)*

23 Interest expense per federal Form 1065, line 15	**23**	
24 Interest deductions **directly** attributable to income reported on line 16	**24**	
25 Interest deductions **directly** attributable to income reported on line 17	**25**	
26 Interest deductions **directly** attributable to income reported on line 18	**26**	
27 Interest deductions **directly** attributable to income reported on line 19	**27**	
28 Interest deductions **directly** attributable to income reported on line 20	**28**	
29 Interest deductions **directly** attributable to income reported on line 21	**29**	
30 Interest deductions **directly** attributable to income reported on line 22	**30**	
31 Interest deductions **directly** attributable to **business** capital	**31**	

Partner's share and proportionate part of items related to subtraction modification for qualified banks

32 Qualified residential loan portfolio assets	**32**	
33 Gross interest income from qualifying loans	**33**	
33a Gross interest income from all loans	**33a**	
33b Gross interest expense from all loans	**33b**	

Partner's share and proportionate part of items related to manufacturing

34 Total receipts from the sale of goods by manufacturing	**34**	
34a Receipts received from the generation and distribution of electricity, the distribution of natural gas, and the production of steam associated with the generation of electricity	**34a**	
35 Adjusted basis of qualified manufacturing property	**35**	
35a Number of employees employed in manufacturing in New York	**35a**	

NO HANDWRITTEN ENTRIES ON THIS FORM



117005181019



Partner's share of New York modifications *(for New York S corporate partners only)*

36 New York State additions

	Number	A - Total amount
36a	EA -	
36b	EA -	
36c	EA -	
36d	EA -	
36e	EA -	
36f	EA -	

37 Total addition modifications *(total of column A, lines 36a through 36f)* **37**

38 New York State subtractions

	Number	A - Total amount
38a	ES -	
38b	ES -	
38c	ES -	
38d	ES -	
38e	ES -	
38f	ES -	

39 Total subtraction modifications *(total of column A, lines 38a through 38f)* **39**

40 Additions to itemized deductions

	Letter	Amount
40a		
40b		
40c		
40d		
40e		
40f		

41 Total additions to itemized deductions *(add lines 40a through 40f)* **41**

42 Subtractions from itemized deductions

	Letter	Amount
42a		
42b		
42c		
42d		
42e		
42f		

43 Total subtractions from itemized deductions *(add lines 42a through 42f)* **43**

NO HANDWRITTEN ENTRIES ON THIS FORM

117006181019





Partner's share of income, deductions, etc. *(from federal Form 1065, Schedule K-1)*

Partner's distributive share items

44	Ordinary business income (loss)	44	22394
45	Net rental real estate income (loss)	45	
46	Other net rental income (loss)	46	
47	Guaranteed payments	47	
48	Interest income	48	
49	Ordinary dividends	49	
50	Royalties	50	
51	Net short-term capital gain (loss)	51	
52	Net long-term capital gain (loss)	52	
53	Net section 1231 gain (loss)	53	
54	Other income (loss)	54	
	Identify:		
55	Section 179 deduction	55	
56	Other deductions	56	
	Identify:		
57	Tax-exempt income and nondeductible expenses	57	3216
58	Distributions - cash and marketable securities	58	
59	Distributions - other property	59	
60	Other items not included above that are required to be reported separately to partners	60	321477
	Identify: SEE STATEMENT		

Partner's credit information *(see instructions)*

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form CT-611, Form CT-611.1, or Form CT-611.2)*

			A - Form CT-611	B - Form CT-611.1	C - Form CT-611.2
61	Site preparation credit component	61			
62	Tangible property credit component	62			
63	On-site groundwater remediation credit component	63			

EZ capital tax credit *(Form CT-602)*

64	Recapture of credit for investments in certified EZ businesses	64	
65	Recapture of credit for contributions of money to EZ community development projects	65	

QEZE tax reduction credit *(Form CT-604-CP)*

66	QEZE employment increase factor	66	
67	QEZE zone allocation factor	67	
68	QEZE benefit period factor	68	

Excelsior jobs program tax credit *(Form CT-607)*

69	Excelsior jobs tax credit component	69	
70	Excelsior investment tax credit component	70	
71	Excelsior research and development tax credit component	71	
72	Excelsior real property tax credit component	72	

NO HANDWRITTEN ENTRIES ON THIS FORM




Partner's credit information *(continued)*

Farmers' school tax credit *(Form CT-47)*

73	Acres of qualified agricultural property	**73**
74	Acres of qualified conservation property	**74**
75	Eligible school district property taxes paid	**75**
76	Acres of qualified agricultural property converted to nonqualified use	**76**

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
77a			**77d**		
77b			**77e**		
77c			**77f**		

Credit information

	Code	Information		Code	Information
77g			**77j**		
77h			**77k**		
77i			**77l**		

Part 2 - Flow-through credits, addbacks, and recaptures

78   Flow-through credits

	Code	Amount		Code	Amount
78a			**78e**		
78b			**78f**		
78c			**78g**		
78d			**78h**		

79   Addbacks of credits and recaptures

	Code	Amount		Code	Amount
79a			**79d**		
79b			**79e**		
79c			**79f**		

Part 3 - START-UP NY tax elimination credit information *(Form CT-638)*

80	START-UP NY business certificate number *(Form DTF-74)*	**80**
81	Year of START-UP NY business tax benefit period	**81**
82	START-UP NY area allocation factor	**82**

Partner's share of apportionment and Metropolitan Commuter Transportation District (MCTD) information

Part 1

1   During the reporting year, did the partnership do business, employ capital, own or lease property, maintain an office, or derive receipts from activity, in New York State? *(mark an X in the appropriate box)*   Yes ☐   No ☐

2   During the reporting year, did the partnership do business, employ capital, own or lease property, maintain an office, or derive receipts from activity, in the MCTD? *(mark an X in the appropriate box)*   Yes ☐   No ☐

Average value of property		**A - MCTD**	**B - New York State**
3 Real estate owned	**3**		
4 Real estate rented	**4**		
5 Inventories owned	**5**		
6 Tangible personal property owned	**6**		
7 Tangible personal property rented	**7**		

117008181019





NO HANDWRITTEN ENTRIES ON THIS FORM

Part 2 **Receipts from:**		A MCTD	B New York State	C Everywhere
Section 210-A.2				
1 Sales of tangible personal property	1			
2 Sales of electricity	2			
3 Net gains from sales of real property	3			
Section 210-A.3				
4 Rentals of real and tangible personal property	4			
5 Royalties from patents, copyrights, trademarks, and similar intangible personal property	5			
6 Sales of rights for certain closed-circuit and cable TV transmissions of an event	6			
Section 210-A.4				
7 Sale, licensing, or granting access to digital products	7			
7a Sale, licensing, or granting access to digital products	7a			
8 This line intentionally left blank	8			
Section 210-A.5(a)(2)(A)				
9 Interest from loans secured by real property	9			
10 Net gains from sales of loans secured by real property	10			
11 Interest from loans **not** secured by real property	11			
12 Net gains from sales of loans **not** secured by real property	12			
Section 210-A.5(a)(2)(B)				
13 Interest from federal debt	13			
14				
15 Interest from NYS and its political subdivisions debt	15			
16 Net gains from federal, NYS, and NYS political subdivisions debt	16			
17 Interest from other states and their political subdivisions debt	17			
18 Net gains from other states and their political subdivisions debt	18			
Section 210-A.5(a)(2)(C)				
19 Interest from asset-backed securities and other government agency debt	19			
20 Net gains from government agency debt or asset-backed securities sold through an exchange	20			
21 Net gains from all other asset-backed securities	21			
Section 210-A.5(a)(2)(D)				
22 Interest from corporate bonds	22			
23 Net gains from corporate bonds sold through broker/dealer or licensed exchange	23			
24 Net gains from other corporate bonds	24			
Section 210-A.5(a)(2)(E)				
25 Net interest from reverse repurchase and securities borrowing agreements	25			
Section 210-A.5(a)(2)(F)				
26 Net interest from federal funds	26			
Section 210-A.5(a)(2)(I)				
27 Net income from sales of physical commodities	27			
Section 210-A.5(a)(2)(J)				
28 Marked to market net gains	28			

NO HANDWRITTEN ENTRIES ON THIS FORM




888846 11-30-18

Part 2 Receipts from:		A MCTD	B New York State	C Everywhere
Section 210-A.5(a)(2)(H) ☐				
210-A.5(a)(2)(G) ☐				
29 Interest from other financial instruments	29			
30 Net gains from other financial instruments	30			
30a Net gains from other financial instruments (broker/dealer/exchange)	30a			
30b Other income from other financial instruments	30b			
30c Other income from other financial instruments (broker/dealer/exchange)	30c			
30d Dividends from stock that is business capital	30d			
30e Net gains from sales of stock that is business capital	30e			
30f Net gains from sales of partnership interests	30f			
Section 210-A.5(b)				
31 Brokerage commissions	31			
32 Margin interest earned on behalf of brokerage accounts	32			
33 Fees for advisory services for underwriting or management of underwriting	33			
34 Receipts from primary spread of selling concessions	34			
35 Receipts from account maintenance fees	35			
36 Fees for management or advisory services	36			
37 Interest from an affiliated corporation	37			
Section 210-A.5(c)				
38 Interest, fees, and penalties from credit cards	38			
39 Service charges and fees from credit cards	39			
40 Receipts from merchant discounts	40			
41 Receipts from credit card authorizations and settlement processing	41			
42 Other credit card processing receipts	42			
Section 210-A.5(d)				
43 Receipts from certain services to investment companies	43			
Section 210-A.6				
44 Receipts from railroad and trucking business	44			
Section 210-A.6-a				
45 Receipts from the operation of vessels	45			
Section 210-A.7				
46 Receipts from air freight forwarding	46			
47 Receipts from other aviation services	47			
Section 210-A.8				
48 Advertising in newspapers or periodicals	48			
49 Advertising on television or radio	49			
50 Advertising via other means	50			
Section 210-A.9				
51 Transportation or transmission of gas through pipes	51			
Section 210-A.10				
52 Receipts from other services/activities not specified	52			
52a Receipts from other services/activities not specified	52a			

NO HANDWRITTEN ENTRIES ON THIS FORM



117010181019



Payroll			A MCTD	B New York State
53	Wages and other compensation of employees except general executive officers	53		
54	Average number of individuals employed full time in New York State *(excluding employees with partnership-wide authority)*	54		

Gross proceeds or receipts from certain sales **(for apportionment purposes)** *(see instructions)*		A MCTD	B New York State	C Everywhere
55	Sales of loans secured by real property	55		
56	Sales of loans **not** secured by real property	56		
57	Sales of other asset-backed securities	57		
58	Sales of corporate bonds	58		
59	Sales of physical commodities	59		

Marked to market net gain or loss from deemed sales (for apportionment purposes)

60	Of loans secured by real property	60	
61	Of loans **not** secured by real property	61	
62	Of federal debt instruments	62	
63	Of New York State and its political subdivisions debt instruments	63	
64	Of other states and their political subdivisions debt instruments	64	
65	Of government agency debt or asset-backed securities (through exchange)	65	
66	Of all other asset-backed securities	66	
67	Of corporate bonds through licensed exchange or broker/dealer	67	
68	Of other corporate bonds	68	
69	Of physical commodities	69	
70	Of other financial instruments of one type	70	

Items related to repurchase agreements and securities borrowing/lending agreements

71	Value of reverse repurchase agreements when partnership is purchaser/lender	71	
72	Value of borrowing agreements when partnership is securities borrower	72	
73	Value of repurchase agreements when partnership is seller/borrower	73	
74	Value of lending agreements when partnership is securities lender	74	
75	Interest income from reverse repurchase agreements and securities borrowing agreements	75	
76	Interest expense from repurchase agreements and securities lending agreements	76	

NO HANDWRITTEN ENTRIES ON THIS FORM

117011181019





```
HOSPITALITY INNOVATED, LLC FKA HOTELS BY                **-*******
```

NY IT-204-CP   OTHER ITEMS REQUIRED TO BE REPORTED SEPARATELY

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1
SECTION 199A INCOME	22,394.
SECTION 199A W-2 WAGES	0.
SECTION 199A UNADJUSTED BASIS	0.
SECTION 199A REIT DIVIDENDS	0.
SECTION 199A PTP INCOME	0.
GROSS RECEIPTS FOR SECTION 59A(E)	299,083.
TOTAL TO FORM IT-204-CP, PAGE 7, LINE 60	321,477.



Department of Taxation and Finance
New York Partner's Schedule K-1
Tax Law - Article 22 (Personal Income Tax)

888851 11-30-18

IT-204-IP

8

For calendar year 2018 or tax year **beginning** _____ and ending _____

☐ Final K-1

☐ Amended K-1

Partners: Before completing your income tax return, see Form IT-204-IP-I, *Partner's Instructions for Form IT-204-IP* (available at *www.tax.ny.gov).*

NO HANDWRITTEN ENTRIES ON THIS FORM

Partnership's information *(see instructions)*

Partnership's name (as shown on Form IT-204)
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC

Partnership's EIN
****

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B** [ ]

C Business allocation percentage .... **C** [%]

Partner's information *(see instructions)*

Partner's name
KK INVESTMENTS, LLC

Partner's identifying number
****

Partner's address
745 FIFTH AVE-28TH FLOOR

City
NEW YORK

State
NY

ZIP code
10151

D The partner is a (mark an *X* in the appropriate box) ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

E What is the tax filing status of the partner? (Mark an *X* in the appropriate box, if known.) ☐ Individual ☐ Estate/trust ☒ Partnership

F If the partner is a disregarded entity or grantor trust,
enter the tax ID of the entity or individual reporting the income, if known .... **F** [ ]

G Did the partner sell its entire interest during the tax year? .... **G** Yes ☐ No ☒

H Partner's share of profit, loss, and capital

				Beginning	Ending
1)	Profit	**H1**		0.1661%	0.1661%
2)	Loss	**H2**		0.1661%	0.1661%
3)	Capital	**H3**		0.1661%	0.1661%

I Partner's share of liabilities at the end of the year

1)	Nonrecourse	**I1**	
2)	Qualified nonrecourse financing	**I2**	
3)	Recourse	**I3**	

J Partner's capital account analysis

1)	Beginning capital account	**J1**	292
2)	Capital contributed during the year - cash	**J2**	
3)	Capital contributed during the year - property	**J3**	
4)	Current year increase (decrease)	**J4**	41
5)	Withdrawals and distributions - cash	**J5**	
6)	Withdrawals and distributions - property	**J6**	
7)	Ending capital account	**J7**	333

8) Method of accounting *(mark an X in the appropriate box)*
☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*

K Resident status *(mark an X in all boxes that apply; see instructions)*

☐ NYS full-year resident ☐ Yonkers full-year resident ☐ NYC full-year resident
☐ NYS part-year resident ☐ Yonkers part-year resident ☐ NYC part-year resident
☐ NYS nonresident ☐ Yonkers nonresident

L If the partner was included in a group return, enter the special NYS identification number, if known ...... **L** [ ]



118001181019



888852 11-30-18

M Was Form IT-2658-E filed with the partnership? .... **M**   Yes ☐   No ☐

N NYS estimated tax paid on behalf of partner *(from Form IT-2658-NYS)*

			Date	Amount
1)	First installment	**N1**		
2)	Second installment	**N2**		
3)	Third installment	**N3**		
4)	Fourth installment	**N4**		

Total NYS estimated tax paid on behalf of partner *(add lines N1 through N4)* .... **N**

O Estimated MCTMT paid on behalf of partner *(from Form IT-2658-MTA)*

			Date	Amount
1)	First installment	**O1**		
2)	Second installment	**O2**		
3)	Third installment	**O3**		
4)	Fourth installment	**O4**		

Total estimated MCTMT paid on behalf of partner *(add lines O1 through O4)* .... **O**

P Was the partnership required to report any nonqualified deferred compensation, as required
by IRC § 457A, on its 2018 federal return? *(see instructions)* .... **P**   Yes ☐   No ☒

Partner's share of income, deductions, etc.

A - Partner's distributive share items		**B** - Federal K-1 amount		**C** - New York State amount	
1	Ordinary business income (loss)	**1**	48	**1**	48
2	Net rental real estate income (loss)	**2**		**2**	
3	Other net rental income (loss)	**3**		**3**	
4	Guaranteed payments	**4**		**4**	
5	Interest income	**5**		**5**	
6	Ordinary dividends	**6**		**6**	
7	Royalties	**7**		**7**	
8	Net short-term capital gain (loss)	**8**		**8**	
9	Net long-term capital gain (loss)	**9**		**9**	
10	Net section 1231 gain (loss)	**10**		**10**	
11	Other income (loss) *Identify:*	**11**		**11**	
12	Section 179 deduction	**12**		**12**	
13	Other deductions *Identify:*	**13**		**13**	
14	This line intentionally left blank	**14**		**14**	
15	Net earnings (loss) from self-employment	**15**		**15**	
16	Tax-exempt income and nondeductible expenses	**16**	7	**16**	7
17	Distributions - cash and marketable securities	**17**		**17**	
18	Distributions - other property	**18**		**18**	
19	Other items not included above that are required to be reported separately to partners *Identify:* SEE STATEMENT	**19**	686	**19**	686

Partner's share of New York modifications *(see instructions)*

20 New York State additions

Number		A - Total amount	B - New York State allocated amount
20a	EA-		
20b	EA-		
20c	EA-		
20d	EA-		
20e	EA-		
20f	EA-		

21 Total addition modifications *(total of column A, lines 20a through 20f)* **21**





NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's share of New York modifications *(continued)*

22 New York State subtractions

	Number	A - Total amount	B - New York State allocated amount
22a	ES-		
22b	ES-		
22c	ES-		
22d	ES-		
22e	ES-		
22f	ES-		

23 Total subtraction modifications *(total of column A, lines 22a through 22f)* .... **23** | |

24 Additions to itemized deductions

	Letter	Amount
24a		
24b		
24c		
24d		
24e		
24f		

25 Total additions to itemized deductions *(add lines 24a through 24f)* .... **25** | |

26 Subtractions from itemized deductions

	Letter	Amount
26a		
26b		
26c		
26d		
26e		
26f		

27 Total subtractions from itemized deductions *(add lines 26a through 26f)* .... **27** | |

28 This line intentionally left blank .... **28** | |

Partner's other information

29a Partner's share of New York source gross income **29a**   638
29b MCTD allocation percentage *(see instructions)* .... **29b**   %
29c Partner's share of receipts from the sale of goods by manufacturing **29c**
29d Partner's share of adjusted basis of qualified manufacturing property **29d**

Partner's credit information

Part 1 - Flow-through credit bases and information
Brownfield redevelopment tax credit *(Form IT-611, IT-611.1, or IT-611.2)*

		A - Form IT-611	B - Form IT-611.1	C - Form IT-611.2
30 Site preparation credit component	**30**			
31 Tangible property credit component	**31**			
32 On-site groundwater remediation credit component	**32**			

118003181019





NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's credit information *(continued)*

EZ capital tax credit *(Form IT-602)*

33	This line intentionally left blank	**33**	
34	Recapture of credit for investments in certified EZ businesses	**34**	
35	Recapture of credit for contributions of money to EZ community development projects	**35**	

QEZE tax reduction credit *(Form IT-604)*

36	QEZE employment increase factor	**36**	
37	QEZE zone allocation factor	**37**	
38	QEZE benefit period factor	**38**	

Excelsior jobs program tax credit *(Form IT-607)*

39	Excelsior jobs tax credit component	**39**	
40	Excelsior investment tax credit component	**40**	
41	Excelsior research and development tax credit component	**41**	
42	Excelsior real property tax credit component	**42**	

Farmers' school tax credit *(Form IT-217)*

43	Acres of qualified agricultural property	**43**	
44	Acres of qualified conservation property	**44**	
45	Eligible school district property taxes paid	**45**	
46	Acres of qualified agricultural property converted to nonqualified use	**46**	

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
47a			**47d**		
47b			**47e**		
47c			**47f**		

Credit information

	Code	Information		Code	Information
47g			**47j**		
47h			**47k**		
47i			**47l**		

Part 2 - Flow-through credits, addbacks, and recaptures

48	Long-term care insurance credit *(Form IT-249)*	**48**	
49	Investment credit *(including employment incentive credit and historic barn rehabilitation credit; Form IT-212)*	**49**	
50	Research and development - investment credit *(Form IT-212)*	**50**	

51 Other flow-through credits

	Code	Amount		Code	Amount
51a			**51e**		
51b			**51f**		
51c			**51g**		
51d			**51h**		

52 Addbacks of credits and recaptures

	Code	Amount		Code	Amount
52a			**52d**		
52b			**52e**		
52c			**52f**		

NO HANDWRITTEN ENTRIES ON THIS FORM



118004181019



Partner's credit information *(continued)*

Part 3 - START-UP NY tax elimination credit information *(Form IT-638)*

53	START-UP NY business certificate number *(Form DTF-74)*	**53**	
54	Year of START-UP NY business tax benefit period	**54**	
55	START-UP NY area allocation factor	**55**	

NO HANDWRITTEN ENTRIES ON THIS FORM

118005181019





NY IT-204-IP   OTHER ITEMS REQUIRED TO BE REPORTED SEPARATELY

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1	NEW YORK STATE AMOUNT
SECTION 199A INCOME	48.	48.
SECTION 199A W-2 WAGES	0.	0.
SECTION 199A UNADJUSTED BASIS	0.	0.
SECTION 199A REIT DIVIDENDS	0.	0.
SECTION 199A PTP INCOME	0.	0.
GROSS RECEIPTS FOR SECTION 59A(E)	638.	638.
TOTAL TO FORM IT-204-IP, PAGE 2, LINE 19	686.	686.



Department of Taxation and Finance

888821 11-30-18

New York Corporate Partner's Schedule K-1

IT-204-CP

Tax Law - Article 9-A

NEW YORK STATE 2018

8

☐ Final K-1

For calendar year 2018 or tax year beginning ______ and ending ______ ☐ Amended K-1

Partners: Before completing your franchise tax return, see Form IT-204-CP-I, *Partner's Instructions for Form IT-204-CP* (available at ***www.tax.ny.gov***).

Partnership's information

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY	*********

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B** ______

Partner's information *(see instructions)*

Partner's name			Partner's EIN
KK INVESTMENTS, LLC			*********
Partner's address			
745 FIFTH AVE-28TH FLOOR			
City	State	ZIP code	
NEW YORK	NY	10151	

C The partner is a (mark an *X* in the appropriate box) ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

D What is the New York tax filing status of the partner? *(Mark an X in the appropriate box, if known.)*
☐ C corporation ☐ S corporation ☒ Partnership

E If the partner is a disregarded entity, enter the EIN of the entity reporting the income of the partner (if known) .... **E** ______

F Did the partner sell its entire interest during the tax year? .... **F** Yes ☐ No ☒

G Partner's share of profit, loss, and capital

		Beginning	Ending
1) Profit	G1	0.1661%	0.1661%
2) Loss	G2	0.1661%	0.1661%
3) Capital	G3	0.1661%	0.1661%

H Partner's share of liabilities at the end of the year

1) Nonrecourse	H1	
2) Qualified nonrecourse financing	H2	
3) Recourse	H3	

I Partner's capital account analysis

1) Beginning capital account	I1	292
2) Capital contributed during the year - cash	I2	
3) Capital contributed during the year - property	I3	
4) Current year increase (decrease)	I4	41
5) Withdrawals and distributions - cash	I5	
6) Withdrawals and distributions - property	I6	
7) Ending capital account	I7	333

8) Method of accounting *(mark an X in the appropriate box)*
☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*

NO HANDWRITTEN ENTRIES ON THIS FORM

117001181019





J Was Form CT-2658-E filed with the partnership? .... **J** Yes ☐ No ☐

K NYS estimated tax paid on behalf of partner *(from Form CT-2658)*

		Date	Amount
1) First installment	**K1**		
2) Second installment	**K2**		
3) Third installment	**K3**		
4) Fourth installment	**K4**		

Total NYS estimated tax paid on behalf of partner *(add lines K1 through K4)* .... **K**

L Was the partnership required to report any nonqualified deferred compensation, as required by
IRC § 457A, on its 2018 federal return? *(see instructions)* .... **L** Yes ☐ No ☒

Partner's share of entire net income (ENI) information when the corporate partner's New York tax filing status is a C corporation

ENI addition modifications

1 Total additions **1**

	A - Number	B - Amount		A - Number	B - Amount
1a	EA -		**1d**	EA -	
1b	EA -		**1e**	EA -	
1c	EA -		**1f**	EA -	

ENI subtraction modifications

2 Total subtractions **2**

	A - Number	B - Amount		A - Number	B - Amount
2a	ES -		**2d**	ES -	
2b	ES -		**2e**	ES -	
2c	ES -		**2f**	ES -	

Partner's proportionate part of assets and liabilities *(for New York C corporate partners only)*

		Average value
3 Total assets	**3**	389
4 Real property and marketable securities included on line 3	**4**	
5 Real property and marketable securities at fair market value (FMV)	**5**	
6 Average value of adjusted total assets	**6**	389
7 Total liabilities	**7**	31
8 Liabilities **directly** attributable to business capital	**8**	
9 Liabilities **directly** attributable to investment capital	**9**	

117002181019





Partner's proportionate part of items related to investment capital under Article 9-A *(for New York C corporate partners only)*

Part 1 - Investment capital that generates income claimed not taxable by New York under the U.S. Constitution

Description of asset *(identify each asset, and enter number of shares (if applicable) and date acquired here; for each asset complete columns D through G on the corresponding lines below; enter only directly owned assets in items A through F and* Total from additional sheet(s))

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	A - Description of asset	B - Number of shares acquired, if applicable	C - Date acquired
A			
B			
C			
D			
E			
F			

Item	D Number of shares sold, if applicable	E Date sold	F Average FMV	G Liabilities **directly** attributable	H Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
10 Total proportionate part of columns F and G *(see instructions)* **10**					

Part 2 - Investment capital - stocks actually held more than one year

Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns D through G on the corresponding lines below; enter only directly owned investments in items A through F and* Total from additional sheet(s))

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	A - Name/CUSIP/CINS/lot number	B - Number of shares acquired	C - Date acquired
A			
B			
C			
D			
E			
F			

Item	D Number of shares sold	E Date sold	F Average FMV	G Liabilities **directly** attributable	H Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
11 Total proportionate part of columns F and G *(see instructions)* **11**					

117003181019




Part 3 - Investment capital - stocks presumed held more than one year

Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns F and G on the corresponding lines below; enter only directly owned investments in items A through F and Total from additional sheet(s))*

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	A - Name/CUSIP/CINS/lot number	B - Number of shares acquired	C - Date acquired
A			
B			
C			
D			
E			
F			

Item	D Number of shares sold	E Date sold	F Average FMV	G Liabilities **directly** attributable	H Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
12 Total proportionate part of columns F and G *(see instructions)* **12**					

Part 4 - Total investment capital

13 Total average FMV and liabilities **directly** attributable *(add lines 10, 11, and 12 in columns F and G)* ... **13**			

Part 5 - Prior year investment capital - stocks that did not meet holding period requirement

Description of investment *(identify each investment, and enter number of shares and date acquired here; for each investment complete columns D through G on the corresponding lines below; enter only directly owned investments in items A through F and Total from additional sheet(s))*

For each item listed, in columns A through G, enter the information for the partnership as a **whole.**

Item	A - Name/CUSIP/CINS/lot number	B - Number of shares acquired	C - Date acquired
A			
B			
C			
D			
E			
F			

Item	D Number of shares sold	E Date sold	F Average FMV as previously reported	G Liabilities **directly** attributable as previously reported	H Net average FMV
A					
B					
C					
D					
E					
F					
Total from additional sheet(s)					
Total from partnerships					
14 Total proportionate part of columns F and G *(see instructions)* **14**					

117004181019




Part 6 - Prior year gross investment income for stocks that did not meet holding period requirement

15 Prior year **presumed** gross investment income from stocks presumed in the prior year to
be held more than one year that failed to meet the presumption *(see instructions)* .... | **15** | |

Partner's share of items related to investment and other exempt income under Article 9-A *(for New York*
C corporate partners only)

16	Gross exempt cross-article dividends	**16**	
17	Gross exempt controlled foreign corporation (CFC) income	**17**	
18	Gross exempt unitary corporation dividends	**18**	
19	Gross investment income from investments generating income not taxable by New York State under the U.S. Constitution	**19**	
20	Dividend income from investment capital from stocks **actually** held more than one year	**20**	
21	Net capital gains or losses from investment capital from stocks **actually** held more than one year	**21**	
22	Dividend income from investment capital from stocks **presumed** held more than one year	**22**	

Partner's share of items related to interest deductions directly attributable to investment and other exempt income under Article 9-A *(for New York C corporate partners only)*

23	Interest expense per federal Form 1065, line 15	**23**	
24	Interest deductions **directly** attributable to income reported on line 16	**24**	
25	Interest deductions **directly** attributable to income reported on line 17	**25**	
26	Interest deductions **directly** attributable to income reported on line 18	**26**	
27	Interest deductions **directly** attributable to income reported on line 19	**27**	
28	Interest deductions **directly** attributable to income reported on line 20	**28**	
29	Interest deductions **directly** attributable to income reported on line 21	**29**	
30	Interest deductions **directly** attributable to income reported on line 22	**30**	
31	Interest deductions **directly** attributable to **business** capital	**31**	

Partner's share and proportionate part of items related to subtraction modification for qualified banks

32	Qualified residential loan portfolio assets	**32**	
33	Gross interest income from qualifying loans	**33**	
33a	Gross interest income from all loans	**33a**	
33b	Gross interest expense from all loans	**33b**	

Partner's share and proportionate part of items related to manufacturing

34	Total receipts from the sale of goods by manufacturing	**34**	
34a	Receipts received from the generation and distribution of electricity, the distribution of natural gas, and the production of steam associated with the generation of electricity	**34a**	
35	Adjusted basis of qualified manufacturing property	**35**	
35a	Number of employees employed in manufacturing in New York	**35a**	

NO HANDWRITTEN ENTRIES ON THIS FORM



117005181019



888842 11-30-18

Partner's share of New York modifications *(for New York S corporate partners only)*

36 New York State additions

	Number	A - Total amount
36a	EA -	
36b	EA -	
36c	EA -	
36d	EA -	
36e	EA -	
36f	EA -	

37 Total addition modifications *(total of column A, lines 36a through 36f)* .... | **37** | |

38 New York State subtractions

	Number	A - Total amount
38a	ES -	
38b	ES -	
38c	ES -	
38d	ES -	
38e	ES -	
38f	ES -	

39 Total subtraction modifications *(total of column A, lines 38a through 38f)* .... | **39** | |

40 Additions to itemized deductions

	Letter	Amount
40a		
40b		
40c		
40d		
40e		
40f		

41 Total additions to itemized deductions *(add lines 40a through 40f)* .... | **41** | |

42 Subtractions from itemized deductions

	Letter	Amount
42a		
42b		
42c		
42d		
42e		
42f		

43 Total subtractions from itemized deductions *(add lines 42a through 42f)* .... | **43** | |

NO HANDWRITTEN ENTRIES ON THIS FORM

117006181019





Partner's share of income, deductions, etc. *(from federal Form 1065, Schedule K-1)*

Partner's distributive share items

44	Ordinary business income (loss)	44	48
45	Net rental real estate income (loss)	45	
46	Other net rental income (loss)	46	
47	Guaranteed payments	47	
48	Interest income	48	
49	Ordinary dividends	49	
50	Royalties	50	
51	Net short-term capital gain (loss)	51	
52	Net long-term capital gain (loss)	52	
53	Net section 1231 gain (loss)	53	
54	Other income (loss)	54	
	Identify:		
55	Section 179 deduction	55	
56	Other deductions	56	
	Identify:		
57	Tax-exempt income and nondeductible expenses	57	7
58	Distributions - cash and marketable securities	58	
59	Distributions - other property	59	
60	Other items not included above that are required to be reported separately to partners	60	686
	Identify: SEE STATEMENT		

Partner's credit information *(see instructions)*

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form CT-611, Form CT-611.1, or Form CT-611.2)*

			A - Form CT-611	B - Form CT-611.1	C - Form CT-611.2
61	Site preparation credit component	61			
62	Tangible property credit component	62			
63	On-site groundwater remediation credit component	63			

EZ capital tax credit *(Form CT-602)*

64	Recapture of credit for investments in certified EZ businesses	64	
65	Recapture of credit for contributions of money to EZ community development projects	65	

QEZE tax reduction credit *(Form CT-604-CP)*

66	QEZE employment increase factor	66	
67	QEZE zone allocation factor	67	
68	QEZE benefit period factor	68	

Excelsior jobs program tax credit *(Form CT-607)*

69	Excelsior jobs tax credit component	69	
70	Excelsior investment tax credit component	70	
71	Excelsior research and development tax credit component	71	
72	Excelsior real property tax credit component	72	

NO HANDWRITTEN ENTRIES ON THIS FORM



117007181019



Partner's credit information *(continued)*

Farmers' school tax credit *(Form CT-47)*

73	Acres of qualified agricultural property	**73**
74	Acres of qualified conservation property	**74**
75	Eligible school district property taxes paid	**75**
76	Acres of qualified agricultural property converted to nonqualified use	**76**

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
77a			**77d**		
77b			**77e**		
77c			**77f**		

Credit information

	Code	Information		Code	Information
77g			**77j**		
77h			**77k**		
77i			**77l**		

Part 2 - Flow-through credits, addbacks, and recaptures

78   Flow-through credits

	Code	Amount		Code	Amount
78a			**78e**		
78b			**78f**		
78c			**78g**		
78d			**78h**		

79   Addbacks of credits and recaptures

	Code	Amount		Code	Amount
79a			**79d**		
79b			**79e**		
79c			**79f**		

Part 3 - START-UP NY tax elimination credit information *(Form CT-638)*

80	START-UP NY business certificate number *(Form DTF-74)*	**80**
81	Year of START-UP NY business tax benefit period	**81**
82	START-UP NY area allocation factor	**82**

Partner's share of apportionment and Metropolitan Commuter Transportation District (MCTD) information

Part 1

1   During the reporting year, did the partnership do business, employ capital, own or lease property, maintain an office, or derive receipts from activity, in New York State? *(mark an X in the appropriate box)* .... Yes ☐   No ☐

2   During the reporting year, did the partnership do business, employ capital, own or lease property, maintain an office, or derive receipts from activity, in the MCTD? *(mark an X in the appropriate box)* .... Yes ☐   No ☐

Average value of property		**A - MCTD**	**B - New York State**
3 Real estate owned	**3**		
4 Real estate rented	**4**		
5 Inventories owned	**5**		
6 Tangible personal property owned	**6**		
7 Tangible personal property rented	**7**		

117008181019





NO HANDWRITTEN ENTRIES ON THIS FORM

Part 2 Receipts from:		A MCTD	B New York State	C Everywhere
Section 210-A.2				
1 Sales of tangible personal property	1			
2 Sales of electricity	2			
3 Net gains from sales of real property	3			
Section 210-A.3				
4 Rentals of real and tangible personal property	4			
5 Royalties from patents, copyrights, trademarks, and similar intangible personal property	5			
6 Sales of rights for certain closed-circuit and cable TV transmissions of an event	6			
Section 210-A.4				
7 Sale, licensing, or granting access to digital products	7			
7a Sale, licensing, or granting access to digital products	7a			
8 This line intentionally left blank	8			
Section 210-A.5(a)(2)(A)				
9 Interest from loans secured by real property	9			
10 Net gains from sales of loans secured by real property	10			
11 Interest from loans **not** secured by real property	11			
12 Net gains from sales of loans **not** secured by real property	12			
Section 210-A.5(a)(2)(B)				
13 Interest from federal debt	13			
14				
15 Interest from NYS and its political subdivisions debt	15			
16 Net gains from federal, NYS, and NYS political subdivisions debt	16			
17 Interest from other states and their political subdivisions debt	17			
18 Net gains from other states and their political subdivisions debt	18			
Section 210-A.5(a)(2)(C)				
19 Interest from asset-backed securities and other government agency debt	19			
20 Net gains from government agency debt or asset-backed securities sold through an exchange	20			
21 Net gains from all other asset-backed securities	21			
Section 210-A.5(a)(2)(D)				
22 Interest from corporate bonds	22			
23 Net gains from corporate bonds sold through broker/dealer or licensed exchange	23			
24 Net gains from other corporate bonds	24			
Section 210-A.5(a)(2)(E)				
25 Net interest from reverse repurchase and securities borrowing agreements	25			
Section 210-A.5(a)(2)(F)				
26 Net interest from federal funds	26			
Section 210-A.5(a)(2)(I)				
27 Net income from sales of physical commodities	27			
Section 210-A.5(a)(2)(J)				
28 Marked to market net gains	28			

NO HANDWRITTEN ENTRIES ON THIS FORM




888846 11-30-18

Part 2 Receipts from:		A MCTD	B New York State	C Everywhere
Section 210-A.5(a)(2)(H) ☐				
210-A.5(a)(2)(G) ☐				
29 Interest from other financial instruments	29			
30 Net gains from other financial instruments	30			
30a Net gains from other financial instruments (broker/dealer/exchange)	30a			
30b Other income from other financial instruments	30b			
30c Other income from other financial instruments (broker/dealer/exchange)	30c			
30d Dividends from stock that is business capital	30d			
30e Net gains from sales of stock that is business capital	30e			
30f Net gains from sales of partnership interests	30f			
Section 210-A.5(b)				
31 Brokerage commissions	31			
32 Margin interest earned on behalf of brokerage accounts	32			
33 Fees for advisory services for underwriting or management of underwriting	33			
34 Receipts from primary spread of selling concessions	34			
35 Receipts from account maintenance fees	35			
36 Fees for management or advisory services	36			
37 Interest from an affiliated corporation	37			
Section 210-A.5(c)				
38 Interest, fees, and penalties from credit cards	38			
39 Service charges and fees from credit cards	39			
40 Receipts from merchant discounts	40			
41 Receipts from credit card authorizations and settlement processing	41			
42 Other credit card processing receipts	42			
Section 210-A.5(d)				
43 Receipts from certain services to investment companies	43			
Section 210-A.6				
44 Receipts from railroad and trucking business	44			
Section 210-A.6-a				
45 Receipts from the operation of vessels	45			
Section 210-A.7				
46 Receipts from air freight forwarding	46			
47 Receipts from other aviation services	47			
Section 210-A.8				
48 Advertising in newspapers or periodicals	48			
49 Advertising on television or radio	49			
50 Advertising via other means	50			
Section 210-A.9				
51 Transportation or transmission of gas through pipes	51			
Section 210-A.10				
52 Receipts from other services/activities not specified	52			
52a Receipts from other services/activities not specified	52a			



117010181019



Payroll		**A** MCTD	**B** New York State
53 Wages and other compensation of employees except general executive officers	53		
54 Average number of individuals employed full time in New York State *(excluding employees with partnership-wide authority)*	54		

Gross proceeds or receipts from certain sales **(for apportionment purposes)** *(see instructions)*		**A** MCTD	**B** New York State	**C** Everywhere
55 Sales of loans secured by real property	55			
56 Sales of loans **not** secured by real property	56			
57 Sales of other asset-backed securities	57			
58 Sales of corporate bonds	58			
59 Sales of physical commodities	59			

Marked to market net gain or loss from deemed sales (for apportionment purposes)

60 Of loans secured by real property	60	
61 Of loans **not** secured by real property	61	
62 Of federal debt instruments	62	
63 Of New York State and its political subdivisions debt instruments	63	
64 Of other states and their political subdivisions debt instruments	64	
65 Of government agency debt or asset-backed securities (through exchange)	65	
66 Of all other asset-backed securities	66	
67 Of corporate bonds through licensed exchange or broker/dealer	67	
68 Of other corporate bonds	68	
69 Of physical commodities	69	
70 Of other financial instruments of one type	70	

Items related to repurchase agreements and securities borrowing/lending agreements

71 Value of reverse repurchase agreements when partnership is purchaser/lender	71	
72 Value of borrowing agreements when partnership is securities borrower	72	
73 Value of repurchase agreements when partnership is seller/borrower	73	
74 Value of lending agreements when partnership is securities lender	74	
75 Interest income from reverse repurchase agreements and securities borrowing agreements	75	
76 Interest expense from repurchase agreements and securities lending agreements	76	

NO HANDWRITTEN ENTRIES ON THIS FORM




```
HOSPITALITY INNOVATED, LLC FKA HOTELS BY                    **-*******
```

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1
SECTION 199A INCOME	48.
SECTION 199A W-2 WAGES	0.
SECTION 199A UNADJUSTED BASIS	0.
SECTION 199A REIT DIVIDENDS	0.
SECTION 199A PTP INCOME	0.
GROSS RECEIPTS FOR SECTION 59A(E)	638.
TOTAL TO FORM IT-204-CP, PAGE 7, LINE 60	686.



Department of Taxation and Finance

New York Partner's Schedule K-1

Tax Law - Article 22 (Personal Income Tax)

888851 11-30-18

IT-204-IP

NEW YORK STATE 2018

☐ Final K-1 9

☐ Amended K-1

For calendar year 2018 or tax year beginning ______ **and ending** ______

Partners: Before completing your income tax return, see Form IT-204-IP-I, *Partner's Instructions for Form IT-204-IP* (available at ***www.tax.ny.gov).***

Partnership's information *(see instructions)*

Partnership's name (as shown on Form IT-204)	Partnership's EIN
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC	*********

A Mark an *X* in the box if either applies to your entity ☐ Publicly traded partnership ☐ Portfolio investment partnership

B Tax shelter registration number, if any .... **B**

C Business allocation percentage .... **C** %

Partner's information *(see instructions)*

Partner's name			Partner's identifying number
CHISATO KONDA			*********
Partner's address: 48 MERCER STREET., APT 2W			
City: NEW YORK	State: NY	ZIP code: 10013	

D The partner is a (mark an *X* in the appropriate box) ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

E What is the tax filing status of the partner? (Mark an *X* in the appropriate box, if known.) ☒ Individual ☐ Estate/trust ☐ Partnership

F If the partner is a disregarded entity or grantor trust, enter the tax ID of the entity or individual reporting the income, if known .... **F**

G Did the partner sell its entire interest during the tax year? .... **G** Yes ☐ No ☒

H Partner's share of profit, loss, and capital

		Beginning	Ending
1) Profit	H1	6.0908%	6.0908%
2) Loss	H2	6.0908%	6.0908%
3) Capital	H3	6.0908%	6.0908%

I Partner's share of liabilities at the end of the year

1) Nonrecourse	I1	
2) Qualified nonrecourse financing	I2	
3) Recourse	I3	

J Partner's capital account analysis

1) Beginning capital account	J1	33430
2) Capital contributed during the year - cash	J2	
3) Capital contributed during the year - property	J3	
4) Current year increase (decrease)	J4	1500
5) Withdrawals and distributions - cash	J5	
6) Withdrawals and distributions - property	J6	
7) Ending capital account	J7	34930

8) Method of accounting *(mark an X in the appropriate box)*

☒ Tax basis ☐ GAAP ☐ Book ☐ Other *(submit explanation)*

K Resident status *(mark an X in all boxes that apply; see instructions)*

☒ NYS full-year resident ☐ Yonkers full-year resident ☐ NYC full-year resident

☐ NYS part-year resident ☐ Yonkers part-year resident ☐ NYC part-year resident

☐ NYS nonresident ☐ Yonkers nonresident

L If the partner was included in a group return, enter the special NYS identification number, if known .... **L**



NO HANDWRITTEN ENTRIES ON THIS FORM

118001181019



888852 11-30-18

M Was Form IT-2658-E filed with the partnership? .... **M** Yes ☐ No ☐

N NYS estimated tax paid on behalf of partner *(from Form IT-2658-NYS)*

			Date	**Amount**
1)	First installment	**N1**		
2)	Second installment	**N2**		
3)	Third installment	**N3**		
4)	Fourth installment	**N4**		

Total NYS estimated tax paid on behalf of partner *(add lines N1 through N4)* .... **N**

O Estimated MCTMT paid on behalf of partner *(from Form IT-2658-MTA)*

			Date	**Amount**
1)	First installment	**O1**		
2)	Second installment	**O2**		
3)	Third installment	**O3**		
4)	Fourth installment	**O4**		

Total estimated MCTMT paid on behalf of partner *(add lines O1 through O4)* .... **O**

P Was the partnership required to report any nonqualified deferred compensation, as required
by IRC § 457A, on its 2018 federal return? *(see instructions)* .... **P** Yes ☐ No ☒

Partner's share of income, deductions, etc.

A - Partner's distributive share items		**B** - Federal K-1 amount		**C** - New York State amount
1 Ordinary business income (loss)	**1**	1751	**1**	1751
2 Net rental real estate income (loss)	**2**		**2**	
3 Other net rental income (loss)	**3**		**3**	
4 Guaranteed payments	**4**		**4**	
5 Interest income	**5**		**5**	
6 Ordinary dividends	**6**		**6**	
7 Royalties	**7**		**7**	
8 Net short-term capital gain (loss)	**8**		**8**	
9 Net long-term capital gain (loss)	**9**		**9**	
10 Net section 1231 gain (loss)	**10**		**10**	
11 Other income (loss) *Identify:*	**11**		**11**	
12 Section 179 deduction	**12**		**12**	
13 Other deductions *Identify:*	**13**		**13**	
14 This line intentionally left blank	**14**		**14**	
15 Net earnings (loss) from self-employment	**15**		**15**	
16 Tax-exempt income and nondeductible expenses ..	**16**	251	**16**	251
17 Distributions - cash and marketable securities .	**17**		**17**	
18 Distributions - other property	**18**		**18**	
19 Other items not included above that are required to be reported separately to partners	**19**	1751	**19**	1751
Identify: SEE STATEMENT				

Partner's share of New York modifications *(see instructions)*

20 New York State additions

	Number	**A - Total amount**	**B - New York State allocated amount**
20a	EA-		
20b	EA-		
20c	EA-		
20d	EA-		
20e	EA-		
20f	EA-		

21 Total addition modifications *(total of column A, lines 20a through 20f)* **21**



118002181019



NO HANDWRITTEN ENTRIES ON THIS FORM

Partner's share of New York modifications *(continued)*

22 New York State subtractions

	Number	A - Total amount	B - New York State allocated amount
22a	ES-		
22b	ES-		
22c	ES-		
22d	ES-		
22e	ES-		
22f	ES-		

23 Total subtraction modifications *(total of column A, lines 22a through 22f)* .... | **23** | |

24 Additions to itemized deductions

	Letter	Amount
24a		
24b		
24c		
24d		
24e		
24f		

25 Total additions to itemized deductions *(add lines 24a through 24f)* .... | **25** | |

26 Subtractions from itemized deductions

	Letter	Amount
26a		
26b		
26c		
26d		
26e		
26f		

27 Total subtractions from itemized deductions *(add lines 26a through 26f)* .... | **27** | |

28 This line intentionally left blank .... | **28** | |

Partner's other information

29a	Partner's share of New York source gross income	**29a**	23382
29b	MCTD allocation percentage *(see instructions)*	**29b**	%
29c	Partner's share of receipts from the sale of goods by manufacturing	**29c**	
29d	Partner's share of adjusted basis of qualified manufacturing property	**29d**	

Partner's credit information

Part 1 - Flow-through credit bases and information

Brownfield redevelopment tax credit *(Form IT-611, IT-611.1, or IT-611.2)*

		A - Form IT-611	B - Form IT-611.1	C - Form IT-611.2
30	Site preparation credit component **30**			
31	Tangible property credit component **31**			
32	On-site groundwater remediation credit component **32**			



118003181019



Partner's credit information *(continued)*

EZ capital tax credit *(Form IT-602)*

33	This line intentionally left blank	33
34	Recapture of credit for investments in certified EZ businesses	34
35	Recapture of credit for contributions of money to EZ community development projects	35

QEZE tax reduction credit *(Form IT-604)*

36	QEZE employment increase factor	36
37	QEZE zone allocation factor	37
38	QEZE benefit period factor	38

Excelsior jobs program tax credit *(Form IT-607)*

39	Excelsior jobs tax credit component	39
40	Excelsior investment tax credit component	40
41	Excelsior research and development tax credit component	41
42	Excelsior real property tax credit component	42

Farmers' school tax credit *(Form IT-217)*

43	Acres of qualified agricultural property	43
44	Acres of qualified conservation property	44
45	Eligible school district property taxes paid	45
46	Acres of qualified agricultural property converted to nonqualified use	46

Other flow-through credit bases and information

Credit bases

	Code	Amount		Code	Amount
47a			47d		
47b			47e		
47c			47f		

Credit information

	Code	Information		Code	Information
47g			47j		
47h			47k		
47i			47l		

Part 2 - Flow-through credits, addbacks, and recaptures

48	Long-term care insurance credit *(Form IT-249)*	48
49	Investment credit *(including employment incentive credit and historic barn rehabilitation credit; Form IT-212)*	49
50	Research and development - investment credit *(Form IT-212)*	50

51 Other flow-through credits

	Code	Amount		Code	Amount
51a			51e		
51b			51f		
51c			51g		
51d			51h		

52 Addbacks of credits and recaptures

	Code	Amount		Code	Amount
52a			52d		
52b			52e		
52c			52f		

NO HANDWRITTEN ENTRIES ON THIS FORM





Partner's credit information *(continued)*

Part 3 - START-UP NY tax elimination credit information *(Form IT-638)*

53	START-UP NY business certificate number *(Form DTF-74)*	**53**
54	Year of START-UP NY business tax benefit period	**54**
55	START-UP NY area allocation factor	**55**

NO HANDWRITTEN ENTRIES ON THIS FORM



118005181019



NY IT-204-IP   OTHER ITEMS REQUIRED TO BE REPORTED SEPARATELY

DESCRIPTION	AMOUNT FROM FEDERAL SCHEDULE K-1	NEW YORK STATE AMOUNT
SECTION 199A INCOME	1,751.	1,751.
SECTION 199A W-2 WAGES	0.	0.
SECTION 199A UNADJUSTED BASIS	0.	0.
SECTION 199A REIT DIVIDENDS	0.	0.
SECTION 199A PTP INCOME	0.	0.
TOTAL TO FORM IT-204-IP, PAGE 2, LINE 19	1,751.	1,751.

2018 TAX RETURN FILING INSTRUCTIONS

NEW YORK CITY FORM NYC-204-EZ

FOR THE YEAR ENDING

DECEMBER 31, 2018

Prepared for	HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC 745 FIFTH AVE-28TH FLOOR NEW YORK, NY 10151
Prepared by	TODRES & COMPANY, LLP. 400 POST AVENUE, SUITE 205 WESTBURY, NY 11590
To be signed and dated by	A MEMBER OF THE LLC
Amount of tax	Total tax $ 0.00 Less: payments and credits $ 0.00 Plus: other amount $ 0.00 Plus: interest and penalties $ 0.00 NO PMT REQUIRED $
Overpayment	Credited to your estimated tax $ 0.00 Other amount $ 0.00 Refunded to you $ 0.00
Mail tax return and check (if applicable) to	THIS RETURN HAS BEEN PREPARED FOR ELECTRONIC FILING. IF YOU WISH TO HAVE IT TRANSMITTED TO THE NYC DOF, PLEASE SIGN, DATE AND RETURN NYC-579-UBTP TO OUR OFFICE. WE WILL THEN SUBMIT THE ELECTRONIC RETURN TO THE NYC DOF.
Forms to be distributed to partners	ENCLOSED ARE COPIES OF SCHEDULE K-1 TO BE DISTRIBUTED TO THE MEMBERS.
Return must be mailed on or before	NOT APPLICABLE
Special Instructions	DO NOT MAIL THE PAPER COPY OF THE RETURN TO THE NYC DOF.

810142 04-01-18

NYC Department of Finance	NYC 579-UBTP	NEW YORK CITY DEPARTMENT OF FINANCE Signature Authorization for E-Filed Unincorporated Business Tax Return for Partnerships	2018

ELECTRONIC RETURN ORIGINATORS (ERO): DO NOT MAIL THIS FORM TO THE DEPARTMENT OF FINANCE. KEEP THIS FOR YOUR RECORDS.

LEGAL NAME OF PARTNERSHIP:	EMPLOYER IDENTIFICATION NUMBER
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC	**-*******
EMAIL ADDRESS:	TYPE OF FORM: ___ NYC-EXT ___ NYC-5UB (2019) ___ NYC-204 X NYC-204EZ

Financial Institution Information - *must be included if electronic payment is authorized*

AMOUNT OF AUTHORIZED DEBIT:	FINANCIAL INSTITUTION ROUTING NUMBER:	FINANCIAL INSTITUTION ACCOUNT NUMBER:

Part A - Declaration and authorization of Partner or limited liability company member manager

Under penalty of perjury, I declare that I am the general partner or limited liability company manager of the taxpayer and that I have examined the information on its 2018 New York City electronically filed Unincorporated Business Tax return, including any accompanying schedules, attachments and statements or other report and to the best of my knowledge and belief, the electronically filed document is true, correct and complete. The ERO has my consent to send the 2018 New York City electronically filed Unincorporated Business Tax return or other report checked above to the New York City Department of Finance through the Internal Revenue Service. I authorize the ERO to enter my PIN as my signature on the 2018 New York City electronically filed Unincorporated Business Tax return or other report, as indicated above or I will enter my PIN as my signature on the document indicated above. If I am paying the New York City Unincorporated Business Tax owed by electronic funds withdrawal, I authorize the New York City Department of Finance and its designated financial agents to initiate an electronic funds withdrawal from the financial institution account indicated on the Partnership's electronically filed the Unincorporated Business Tax return or other report, and I authorize the financial institution to debit the amount from that account.

X I authorize TODRES & COMPANY, LLP. (ERO FIRM NAME) to enter my PIN: 11590

as my signature on the electronically filed 2018 Unincorporated Business Tax return or other report, as indicated above

___ As a general partner or limited liability company member manager, I will enter my PIN as my signature on the electronically filed 2018 Unincorporated Business Tax return or other report, as indicated above.

Signature of General Partner or Limited Liability Company Member Manager	Official title	Date
	CEO	

Part B - Declaration of electronic return originator (ERO) and paid preparer

Under penalty of perjury, I declare that the information contained in the above-named partnership's or limited liability company's 2018 New York City electronically filed Unincorporated Business Tax return or other report, as indicated above, is the information furnished to me by the taxpayer. If the taxpayer furnished me with a completed 2018 New York City paper Unincorporated Business Tax return or other report signed by a paid preparer, I declare that the information contained in the electronically filed Unincorporated Business Tax return or other report is identical to that contained in the paper return. If I am the paid preparer, under penalty of perjury I declare that I have examined this electronically filed 2018 Unincorporated Business Tax Return or other report, and to the best of my knowledge and belief, the return or other report is true, correct and complete. I have based this declaration on all the information available to me.

ERO EFIN/PIN: Enter your six-digit EFIN followed by your five digit PIN: 12451611590

	Print Name	Date
ERO's Signature		03/13/19
Paid Preparer's Signature	S COOPERBERG CPA	03/13/19

PURPOSE - A completed Form NYC-579-UBTP provides documentation that an ERO has been authorized to electronically file an Unincorporated Business Tax Return or other report for a taxpayer. The general partner or limited liability company manager of the taxpayer may designate the ERO to electronically sign the return or report by entering the personal identification number (PIN). The form also authorizes payment of tax due on an electronically submitted return or report by an automatic clearing house (ACH) debit from a designated checking or saving account of the partnership. **You cannot revoke this authorization.**

GENERAL INSTRUCTIONS

Part A - Part A must be completed by the general partner or limited liability company manager of the taxpayer before the ERO transmits the electronically filed Form NYC-204 (Unincorporated Business Tax Return for Partnerships, including Limited Liability Companies); NYC-204EZ (Unincorporated Business Tax Return for Partnerships, including Limited Liability Companies - EZ Form); NYC-EXT (Application for 6-Month Extension to File Business Income Tax Return); or NYC-5UB (Declaration of Estimated Unincorporated Business Tax for Partnerships).

EROs/paid preparers must complete Part B prior to transmitting electronically filed unincorporated business tax returns or reports (Forms NYC-204, NYC-204EZ, NYC-EXT or NYC-5UB). Both the paid preparer and the ERO are required to sign Part B. However, if an individual performs as both the paid preparer and the ERO, he or she is only required to sign as the paid preparer. It is not necessary to include the ERO signature in this case.

Do not mail Form NYC-579-UBTP to the Department of Finance. The EROs/paid preparers must keep the completed Form NYC-579-UBTP for three years from the due date of the return or report or the date the return or report was filed, whichever is later, and must present it to the Department of Finance upon request.

09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

NYC - 204EZ UNINCORPORATED BUSINESS TAX RETURN 2018

Department of Finance

FOR PARTNERSHIPS (INCLUDING LIMITED LIABILITY COMPANIES)

For CALENDAR YEAR 2018 or FISCAL YEAR beginning 01-01-2018, and ending 12-31-2018



Name HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
Name Change ____

In Care Of

Address (number and street)
545 5TH AVENUE-SUITE 640
Address Change ____

City and State: NEW YORK NY | ZIP Code: 10017 | Country (if not US)

Business Telephone Number | Nature of Business

Date business began in NYC (mm-dd-yy): 07-08-14 | Date business ended in NYC, if applicable (mm-dd-yy)

IF BUSINESS TERMINATED DURING THE YEAR, ATTACH A STATEMENT SHOWING THE DISPOSITION OF BUSINESS PROPERTY

TAXPAYER'S EMAIL ADDRESS:

EMPLOYER IDENTIFICATION NUMBER: **-*******

BUSINESS CODE NUMBER AS PER FEDERAL RETURN: 519100

ENTITY TYPE:
____ general partnership ____ limited partnership
____ registered limited liability partnership
X limited liability company

CHECK ALL THAT APPLY

____ Amended return — If the purpose of the amended return is to report a federal or state change, check the appropriate box: ____ IRS change ____ NYS change — Date of Final Determination ____

____ Final return - ceased operations ____ Engaged in an exempt unincorporated business activity

____ Claim any 9/11/01-related federal tax benefits (see instructions) ____ Enter 2-character special condition code, if applicable (see instructions)

This form is for certain partnerships, including limited liability companies treated as partnerships for federal income tax purposes, who are required to file an Unincorporated Business Tax Return but have no tax liability. For taxable years beginning on or after January 1, 2009, a partnership engaged in an unincorporated business is required to file an Unincorporated Business Tax return if its unincorporated business gross income is more than $95,000. This form may also be used by a partnership that is not required to file but wishes to disclaim any liability for tax because it is engaged solely in activities exempt from the tax.

You may not use this form if:

- You have NYC modifications other than the addback of income and Unincorporated Business Taxes on Schedule B, line 13 of Form NYC-204. For a complete list of modifications, see instructions for Form NYC-204.
- You allocate total business income within and without NYC. (If you allocate 100% of your business income to NYC, you may use this form.)
- You claim a credit for Unincorporated Business Tax Paid (see Form NYC-114.7) or other credits (see Forms NYC-114.5, NYC-114.6, NYC-114.8, NYC-114.10 or NYC-114.12).
- You claim a partial exemption for investment activities. (See instructions to Form NYC-204 "Who is Subject to the Tax".)
- You have any investment income or loss (See instructions for NYC-204, Schedule B, Lines 29 (a-f)).
- You claim any deduction for a net operating loss. (See Form NYC-204, Schedule A, line 11.)
- Your unincorporated business gross income less the allowance for active partners' services is more than $90,000. (See Form NYC-204, Schedule A, line 14.)
- For federal purposes, a portion of your business interest expense deduction was disallowed under IRC §163(j).
- For federal purposes, you have income under IRC sections 951A or 965.

Line	Description	Amount
1.	Amount from Analysis of Net Income (Loss) from federal Form 1065, Schedule K, line 1	28745.
2.	Other income and expenses not included on line 1 that are required to be reported separately to partners (attach schedule and see instructions)	
3.	Income taxes and Unincorporated Business Tax deducted on federal Form 1065 (attach list and see instructions)	
4.	**Total Income (add lines 1 through 3)**	28745.
5.	Amount included in line 4 representing net income or loss from activities exempt from the tax (see instr.)	
6.	Subtract any net income on line 5 from, or add any net loss on line 5 to, line 4 amount	28745.
7.	Allowance for active partners' services (see instructions) Number of active partners: # 9.	5749.
8.	Line 6 minus line 7	22996.
9.	Enter the number of months in business in NYC during the tax year	12.
10.	Enter the maximum total allowed income from table in the inst. based on the number of months on line 9. **If the amount on line 8 exceeds the amount on line 10 by more than $100 you cannot use this form;** *- you must file on Form NYC-204*	90000.
11.	Enter payment of estimated Unincorporated Business Tax including carryover credit from previous year and payment with extension, NYC-EXT. This amount is your overpayment	
12.	Amount of line 11 to be refunded - ____ Direct deposit - *fill out line 12a* **OR** ____ Paper check	
12a.	**Routing Number** ____ **Account Number** ____ **ACCOUNT TYPE** Checking ____ Savings ____	
13.	Amount of line 11 to be credited to 2019 estimated tax on form NYC-5UB	
14.	NYC rent deducted on Federal tax return — 14. 28102.	

CERTIFICATION

I hereby certify that this return, including any accompanying rider, is, to the best of my knowledge and belief, true, correct and complete.
I authorize the Dept. of Finance to discuss this return with the preparer listed below. (see instructions) **YES** X

Firm's Email Address: STEVE@TODRE

SIGN HERE: Signature of partner: | Title | Date

PREPARER'S USE ONLY: Preparer's signature: | Preparer's printed name: S COOPERBERG CPA | Date 03-13-19

Preparer's Social Security Number or PTIN: *********

TODRES & COMPANY, LLP.
400 POST AVENUE, SUITE 205
WESTBURY, NY 11590

▲ Firm's name ▲ Address ▲ ZIP Code

Check if self-employed: ____

Firm's Employer Identification Number: **-*******

60911805
894841
01-22-19

YOU MUST ATTACH A COPY OF FEDERAL FORM 1065, INCLUDING THE INDIVIDUAL K-1s, TO THIS RETURN AND COMPLETE THE ADDITIONAL INFORMATION SECTION ON PAGE 2. SEE PAGE 2 FOR MAILING INSTRUCTIONS.

ADDITIONAL REQUIRED INFORMATION	The following information must be entered for this return to be complete.

1. New York State Sales Tax ID Number: _____

2. Did you file a NYC Partnership Return in 2016? .... **X** YES ___ NO

3. Did you file a NYC Partnership Return in 2017? .... **X** YES ___ NO

4. Has the Internal Revenue Service or the New York State Department of Taxation and Finance increased or decreased any taxable income (loss) reported in any tax period, or are you currently being audited? ...... ___ YES **X** NO

If "yes," by whom?   Internal Revenue Service ___   New York State Department of Taxation and Finance ___

State periods: _____ and answer (5).

5. Has Form(s) NYC-115 (Tax Report of Change in Taxable Income Made by IRS or New York State) been filed? .... ___ YES **X** NO

6. At any time during the taxable year, did the partnership have an interest in real property located in NYC or in an entity owning such real property? .... ___ YES **X** NO

7. If "YES" to 6:

    a)   Was there a partial or complete liquidation of the partnership? .... ___ YES ___ NO

    b)   Was 50% or more of the partnership interests transferred in the last 3 years or according to a plan? ___ YES ___ NO

8. If "YES" to 7a or 7b, was a Real Property Transfer Tax Return filed? .... ___ YES ___ NO

9. If "NO" to 8, explain: (attach additional sheet if necessary) _____

_____

10. Does this taxpayer pay rent greater than $200,000 for any premises in NYC in the borough of Manhattan south of 96th Street for the purpose of carrying on any trade, business, profession, vocation or commercial activity? .... ___ YES **X** NO

11. If "YES", were all required Commercial Rent Tax Returns filed? .... ___ YES ___ NO

Please enter Employer Identification Number which was used on the Commercial Rent Tax Return _____

MAILING INSTRUCTIONS		
The due date for calendar year 2018 is on or before March 15, 2019. For fiscal years beginning in 2018 file by the 15th day of the third month following the close of the fiscal year. To receive proper credit, you must enter your correct Employer Identification Number on your tax return.	**RETURNS CLAIMING REFUNDS** NYC DEPT. OF FINANCE UNINCORPORATED BUSINESS TAX P.O. BOX 5563 BINGHAMTON, NY 13902-5563	**ALL OTHER RETURNS** NYC DEPT. OF FINANCE UNINCORPORATED BUSINESS TAX P.O. BOX 5564 BINGHAMTON, NY 13902-5564

Download forms and instructions online at nyc.gov/finance or call 311. If calling from outside of the five NYC boroughs, please call 212-NEW-YORK (212-639-9675).

894842 01-22-19   **05**

NYC - NOLD-UBTP
Department of Finance

NET OPERATING LOSS DEDUCTION COMPUTATION
FOR UNINCORPORATED BUSINESS TAX FOR PARTNERSHIPS (INCLUDING LIMITED LIABILITY COMPANIES)

2018

Attach to Form NYC-204

For CALENDAR YEAR 2018 or FISCAL YEAR beginning **01-01-2018** and ending **12-31-2018**

Print or Type ▼

Name as shown on NYC-204:
HOSPITALITY INNOVATED, LLC

EMPLOYER IDENTIFICATION NUMBER
_*****

	YEAR 1		YEAR 2		YEAR 3		YEAR 4		YEAR 5	
1a. Loss year ended	MM-DD-YYYY 12-31-14		MM-DD-YYYY 12-31-15		MM-DD-YYYY 12-31-16		MM-DD-YYYY		MM-DD-YYYY	
1b. Allocated NYC net operating loss incurred		10000.		334283.		63285.				
2. Amount of Line 1b previously absorbed by year ended	MM-DD-YYYY:	AMOUNT:	MM-DD-YYYY:	AMOUNT:	MM-DD-YYYY:	AMOUNT:	MM-DD-YYYY:	AMOUNT:	MM-DD-YYYY:	AMOUNT:
3. Add line 2 plus any additional year(s) (Attach schedules)		0.		0.		0.				
4. Subtract Line 3 from Line 1b		10000.		334283.		63285.				
5. Enter the amount from Page 1, Schedule A, Line 10 (See instructions)		28745.		28745.		28745.				
6. Enter the lesser of Line 4 or Line 5		10000.		28745.		28745.				
7. Compute and enter the total percentage interests in income and deductions for the loss year partners who were also partners during the current year.		.00 %		.00 %		.00 %		%		%
8. Is this percentage equal to or greater than 80%? If "NO," the loss deduction is absorbed and cannot be applied to the current year.	YES ☐	NO ☒	YES ☐	NO ☒	YES ☐	NO ☒	YES ☐	NO ☐	YES ☐	NO ☐
9. Compute and enter the total percentage interests in income and deductions for the current year of those partners who were partners in both the loss year and the current year.		.00 %		.00 %		.00 %		%		%
10. Multiply amount on Line 6 by Loss Limitation Percentage on Line 9		0.		0.		0.				

11. Sum of the amounts on Line 10. Enter here and on Form NYC-204, Page 1, Schedule A, Line 11. This is your Net Operating Loss Deduction. → **0.**

NYC Schedule C - Partnership Information

Partnership Name HOSPITALITY INNOVATED, LLC   Partnership I.D. Number **-*******

Partner Number	Interest %	Name and Address	Resident of NYC
1	3.3222700%	AKARIT LLC 77 WEST 55TH STREET, # 18G NEW YORK, NY 10019	X Yes ___ No Partner Type PARTNERSHIP

General Partner	Limited	Partner's Identification Number	Percentage of Time Devoted to Business	Partner's Distributive Share	Partner's Distributive Pct.
___	X	**-*******		955.	3.322317%

Partner Number	Interest %	Name and Address	Resident of NYC
2	3.3222700%	VIDUR RAJ BHALLA 42 VALLEY VIEW DRIVE STAMFORD, CT 06903	___ Yes X No Partner Type INDIVIDUAL

General Partner	Limited	Partner's Identification Number	Percentage of Time Devoted to Business	Partner's Distributive Share	Partner's Distributive Pct.
___	X	***-**-****		955.	3.322317%

Partner Number	Interest %	Name and Address	Resident of NYC
3	1.6611300%	DERMOT M O'HARA 48 MERCER STREET., APT 2W NEW YORK, NY 10013	X Yes ___ No Partner Type INDIVIDUAL

General Partner	Limited	Partner's Identification Number	Percentage of Time Devoted to Business	Partner's Distributive Share	Partner's Distributive Pct.
___	X	***-**-****		477.	1.659419%

Partner Number	Interest %	Name and Address	Resident of NYC
4	1.9933600%	AZIZ HAJ ROMDHANE 620 WEST 42ND ST., APT 535G NEW YORK, NY 10036	X Yes ___ No Partner Type INDIVIDUAL

General Partner	Limited	Partner's Identification Number	Percentage of Time Devoted to Business	Partner's Distributive Share	Partner's Distributive Pct.
___	X	***-**-****		573.	1.993390%

Partner Number	Interest %	Name and Address	Resident of NYC
5	3.6544900%	ROBIN GRUNER 272 BLEEKER STREET, APT 41 NEW YORK, NY 10014	X Yes ___ No Partner Type INDIVIDUAL

General Partner	Limited	Partner's Identification Number	Percentage of Time Devoted to Business	Partner's Distributive Share	Partner's Distributive Pct.
___	X	***-**-****		1,051.	3.656288%

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

NYC Schedule C - Partnership Information

Partnership Name HOSPITALITY INNOVATED, LLC Partnership I.D. Number **-*******

Partner Number	Interest %	Name and Address	Resident of NYC	Partner Type
6	1.8824000%	CRISTINA CARTA VILLA C/O YANNIS MOATI 77 WEST 55TH STREET, # 18G NEW YORK, NY 10019	X Yes ___ No	INDIVIDUAL

General Partner	Limited	Partner's Identification Number	Percentage of Time Devoted to Business	Partner's Distributive Share	Partner's Distributive Pct.
	X	***-**-****		541.	1.882066%

Partner Number	Interest %	Name and Address	Resident of NYC	Partner Type
7	77.9071500%	HBD INVESTMENTS, LLC 745 FIFTH AVE-28TH FLOOR NEW YORK, NY 10151	X Yes ___ No	PARTNERSHIP

General Partner	Limited	Partner's Identification Number	Percentage of Time Devoted to Business	Partner's Distributive Share	Partner's Distributive Pct.
	X	**-*******		22394.	77.905723%

Partner Number	Interest %	Name and Address	Resident of NYC	Partner Type
8	0.1661100%	KK INVESTMENTS, LLC 745 FIFTH AVE-28TH FLOOR NEW YORK, NY 10151	X Yes ___ No	PARTNERSHIP

General Partner	Limited	Partner's Identification Number	Percentage of Time Devoted to Business	Partner's Distributive Share	Partner's Distributive Pct.
	X	**-*******		48.	.166986%

Partner Number	Interest %	Name and Address	Resident of NYC	Partner Type
9	6.0908200%	CHISATO KONDA 48 MERCER STREET., APT 2W NEW YORK, NY 10013	X Yes ___ No	INDIVIDUAL

General Partner	Limited	Partner's Identification Number	Percentage of Time Devoted to Business	Partner's Distributive Share	Partner's Distributive Pct.
	X	***-**-****		1751.	6.091494%

Partner Number	Interest %	Name and Address	Resident of NYC	Partner Type
	%		___ Yes ___ No	

General Partner	Limited	Partner's Identification Number	Percentage of Time Devoted to Business	Partner's Distributive Share	Partner's Distributive Pct.
					%

894441
04-01-18

5
09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

NEW YORK CITY SCHEDULE K-1 EQUIVALENT	**Partner's New York City Information** **For Calendar Year 2018 or Fiscal Year** Beginning ______, 2018; and Ending ______, ___.	**2018**

Partner's Name, Address and ZIP Code AKARIT LLC 77 WEST 55TH STREET, # 18G NEW YORK, NY 10019	Partner Number 1 Partner's Identifying Number **_******* Resident [X] Nonresident [ ] Amended Schedule K-1 [ ] Final Schedule K-1 [ ]
Partnership's Name, Address and ZIP Code HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC 545 5TH AVENUE-SUITE 640 NEW YORK, NY 10017	Partnership's Identifying Number **_******* **Partner's Percentage of:** Ownership 3.3222700% Profit and Loss 3.3222700% % of time devoted ______ Time devoted ______ % of Total Distributive Shares 3.322317%

ITEMS OF BUSINESS INCOME, GAIN, LOSS OR DEDUCTION

1	Ordinary income (loss)	1	955.
2	Net income (loss) from ALL rental real estate activity not included in line 1	2	
3	All portfolio income such as interest, dividends, royalties, annuity income *and* gain (loss) on the disposition of property held for investment not included in line 1 and line 2	3	
4	Guaranteed payments to partners	4	
5	Payments to retired partners included in other deductions from federal Form 1065	5	
6	Other income not included in lines 1, 2 and 3	6	
7	Charitable contributions (7)		
8	Other deductions not included in lines 1, 2 and 3	8	
9	Other items and amounts not included above that are required to be reported separately to partners	9	
10	Total income (*combine* lines 1 through 9. DO NOT INCLUDE LINE 7)	10	955.
11	*Subtract* (If loss, add) net income from rental or gain from sale or exchange of real property situated outside New York City if included in line 10 above	11	
12	Total income before New York City modifications (*combine* line 10 and line 11)	12	955.

NEW YORK CITY MODIFICATIONS

Additions			
13	All income taxes and unincorporated business taxes	13	
14	(a) Relocation credits	14a	
	(b) Expenses related to exempt income	14b	
	(c) Depreciation adjustments	14c	
	(d) Exempt activities	14d	
15	Other additions	15	
16	Total additions (add lines 13 through 15)	16	
Subtractions			
17	All income taxes and unincorporated business tax refunds	17	
18	Wages and salaries subject to federal jobs credit	18	
19	Depreciation adjustments	19	
20	Exempt income included in Part I, line 10	20	
21	50% of dividends	21	
22	Exempt activities	22	
23	Other subtractions	23	
24	Total subtractions (add lines 17 through 24)	24	

894821 04-01-18

NEW YORK CITY SCHEDULE K-1 EQUIVALENT

Partner's New York City Information
For Calendar Year 2018 or Fiscal Year

Beginning _____ , 2018; and Ending _____ , _____ .

2018

Partner's Name, Address and ZIP Code

VIDUR RAJ BHALLA
42 VALLEY VIEW DRIVE
STAMFORD, CT 06903

Partner Number _____ 2

Partner's Identifying Number
_**_*

Resident [ ]   Nonresident [X]
Amended Schedule K-1 [ ]   Final Schedule K-1 [ ]

Partnership's Name, Address and ZIP Code

HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY 10017

Partnership's Identifying Number
_*****

Partner's Percentage of:
Ownership 3.3222700 %
Profit and Loss 3.3222700 %
% of time devoted _____
Time devoted _____
% of Total Distributive Shares 3.322317 %

ITEMS OF BUSINESS INCOME, GAIN, LOSS OR DEDUCTION

#	Description		Amount
1	Ordinary income (loss)	1	955.
2	Net income (loss) from ALL rental real estate activity not included in line 1	2	
3	All portfolio income such as interest, dividends, royalties, annuity income *and* gain (loss) on the disposition of property held for investment not included in line 1 and line 2	3	
4	Guaranteed payments to partners	4	
5	Payments to retired partners included in other deductions from federal Form 1065	5	
6	Other income not included in lines 1, 2 and 3	6	
7	Charitable contributions	7	
8	Other deductions not included in lines 1, 2 and 3	8	
9	Other items and amounts not included above that are required to be reported separately to partners	9	
10	Total income (*combine* lines 1 through 9. DO NOT INCLUDE LINE 7)	10	955.
11	*Subtract* (If loss, add) net income from rental or gain from sale or exchange of real property situated outside New York City if included in line 10 above	11	
12	Total income before New York City modifications (*combine* line 10 and line 11)	12	955.

NEW YORK CITY MODIFICATIONS

Additions

#	Description		Amount
13	All income taxes and unincorporated business taxes	13	
14	(a) Relocation credits	14a	
	(b) Expenses related to exempt income	14b	
	(c) Depreciation adjustments	14c	
	(d) Exempt activities	14d	
15	Other additions	15	
16	Total additions (add lines 13 through 15)	16	

Subtractions

#	Description		Amount
17	All income taxes and unincorporated business tax refunds	17	
18	Wages and salaries subject to federal jobs credit	18	
19	Depreciation adjustments	19	
20	Exempt income included in Part I, line 10	20	
21	50% of dividends	21	
22	Exempt activities	22	
23	Other subtractions	23	
24	Total subtractions (add lines 17 through 24)	24	

894821 04-01-18

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

NEW YORK CITY SCHEDULE K-1 EQUIVALENT

Partner's New York City Information
For Calendar Year 2018 or Fiscal Year

Beginning _____ , 2018; and Ending _____ , _____ .

2018

Partner's Name, Address and ZIP Code

DERMOT M O'HARA
48 MERCER STREET., APT 2W
NEW YORK, NY 10013

Partner Number _____ 3

Partner's Identifying Number
-**-*

| Resident | X | Nonresident | ☐ |
| Amended Schedule K-1 | ☐ | Final Schedule K-1 | ☐ |

Partnership's Name, Address and ZIP Code

HOSPITALITY INNOVATED, LLC
FKA HOTELS BY DAY, LLC
545 5TH AVENUE-SUITE 640
NEW YORK, NY 10017

Partnership's Identifying Number
-*****

Partner's Percentage of:
Ownership 1.6611300 %
Profit and Loss 1.6611300 %
% of time devoted _____
Time devoted _____
% of Total Distributive Shares 1.659419 %

ITEMS OF BUSINESS INCOME, GAIN, LOSS OR DEDUCTION

#	Description		Amount
1	Ordinary income (loss)	1	477.
2	Net income (loss) from ALL rental real estate activity not included in line 1	2	
3	All portfolio income such as interest, dividends, royalties, annuity income *and* gain (loss) on the disposition of property held for investment not included in line 1 and line 2	3	
4	Guaranteed payments to partners	4	
5	Payments to retired partners included in other deductions from federal Form 1065	5	
6	Other income not included in lines 1, 2 and 3	6	
7	Charitable contributions 7		
8	Other deductions not included in lines 1, 2 and 3	8	
9	Other items and amounts not included above that are required to be reported separately to partners	9	
10	Total income (*combine* lines 1 through 9. DO NOT INCLUDE LINE 7)	10	477.
11	*Subtract* (If loss, add) net income from rental or gain from sale or exchange of real property situated outside New York City if included in line 10 above	11	
12	Total income before New York City modifications (*combine* line 10 and line 11)	12	477.

NEW YORK CITY MODIFICATIONS

Additions

13	All income taxes and unincorporated business taxes	13	
14	(a) Relocation credits	14a	
	(b) Expenses related to exempt income	14b	
	(c) Depreciation adjustments	14c	
	(d) Exempt activities	14d	
15	Other additions	15	
16	Total additions (add lines 13 through 15)	16	

Subtractions

#	Description		Amount
17	All income taxes and unincorporated business tax refunds	17	
18	Wages and salaries subject to federal jobs credit	18	
19	Depreciation adjustments	19	
20	Exempt income included in Part I, line 10	20	
21	50% of dividends	21	
22	Exempt activities	22	
23	Other subtractions	23	
24	Total subtractions (add lines 17 through 24)	24	

894821 04-01-18

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

NEW YORK CITY SCHEDULE K-1 EQUIVALENT	**Partner's New York City Information** **For Calendar Year 2018 or Fiscal Year** Beginning ________, 2018; and Ending ________, ____.	**2018**

Partner's Name, Address and ZIP Code AZIZ HAJ ROMDHANE 620 WEST 42ND ST., APT 535G NEW YORK, NY 10036	Partner Number 4 Partner's Identifying Number ***-**-**** Resident [X] Nonresident [ ] Amended Schedule K-1 [ ] Final Schedule K-1 [ ]
Partnership's Name, Address and ZIP Code HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC 545 5TH AVENUE-SUITE 640 NEW YORK, NY 10017	Partnership's Identifying Number **-******* **Partner's Percentage of:** Ownership 1.9933600% Profit and Loss 1.9933600% % of time devoted Time devoted % of Total Distributive Shares 1.993390%

ITEMS OF BUSINESS INCOME, GAIN, LOSS OR DEDUCTION

1	Ordinary income (loss)	1	573.
2	Net income (loss) from ALL rental real estate activity not included in line 1	2	
3	All portfolio income such as interest, dividends, royalties, annuity income *and* gain (loss) on the disposition of property held for investment not included in line 1 and line 2	3	
4	Guaranteed payments to partners	4	
5	Payments to retired partners included in other deductions from federal Form 1065	5	
6	Other income not included in lines 1, 2 and 3	6	
7	Charitable contributions — 7		
8	Other deductions not included in lines 1, 2 and 3	8	
9	Other items and amounts not included above that are required to be reported separately to partners	9	
10	Total income (*combine* lines 1 through 9. DO NOT INCLUDE LINE 7)	10	573.
11	*Subtract* (If loss, add) net income from rental or gain from sale or exchange of real property situated outside New York City if included in line 10 above	11	
12	Total income before New York City modifications (*combine* line 10 and line 11)	12	573.

NEW YORK CITY MODIFICATIONS

Additions			
13	All income taxes and unincorporated business taxes	13	
14	(a) Relocation credits	14a	
	(b) Expenses related to exempt income	14b	
	(c) Depreciation adjustments	14c	
	(d) Exempt activities	14d	
15	Other additions	15	
16	Total additions (add lines 13 through 15)	16	
Subtractions			
17	All income taxes and unincorporated business tax refunds	17	
18	Wages and salaries subject to federal jobs credit	18	
19	Depreciation adjustments	19	
20	Exempt income included in Part I, line 10	20	
21	50% of dividends	21	
22	Exempt activities	22	
23	Other subtractions	23	
24	Total subtractions (add lines 17 through 24)	24	

894821 04-01-18

9

09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

NEW YORK CITY SCHEDULE K-1 EQUIVALENT	**Partner's New York City Information** For Calendar Year 2018 or Fiscal Year Beginning _____ , 2018; and Ending _____ , _____ .	**2018**

Partner's Name, Address and ZIP Code	Partner Number _____ 5
ROBIN GRUNER 272 BLEEKER STREET, APT 41 NEW YORK, NY 10014	Partner's Identifying Number ***_**_**** Resident [X] Nonresident [ ] Amended Schedule K-1 [ ] Final Schedule K-1 [ ]

Partnership's Name, Address and ZIP Code	Partnership's Identifying Number **_*******
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC 545 5TH AVENUE-SUITE 640 NEW YORK, NY 10017	**Partner's Percentage of:** Ownership 3.6544900% Profit and Loss 3.6544900% % of time devoted _____ Time devoted _____ % of Total Distributive Shares 3.656288%

ITEMS OF BUSINESS INCOME, GAIN, LOSS OR DEDUCTION

1	Ordinary income (loss)		1	1051.
2	Net income (loss) from ALL rental real estate activity not included in line 1		2	
3	All portfolio income such as interest, dividends, royalties, annuity income *and* gain (loss) on the disposition of property held for investment not included in line 1 and line 2		3	
4	Guaranteed payments to partners		4	
5	Payments to retired partners included in other deductions from federal Form 1065		5	
6	Other income not included in lines 1, 2 and 3		6	
7	Charitable contributions	7		
8	Other deductions not included in lines 1, 2 and 3		8	
9	Other items and amounts not included above that are required to be reported separately to partners		9	
10	Total income (*combine* lines 1 through 9. DO NOT INCLUDE LINE 7)		10	1051.
11	*Subtract* (If loss, add) net income from rental or gain from sale or exchange of real property situated outside New York City if included in line 10 above		11	
12	Total income before New York City modifications (*combine* line 10 and line 11)		12	1051.

NEW YORK CITY MODIFICATIONS

Additions

13	All income taxes and unincorporated business taxes	13	
14	(a) Relocation credits	14a	
	(b) Expenses related to exempt income	14b	
	(c) Depreciation adjustments	14c	
	(d) Exempt activities	14d	
15	Other additions	15	
16	Total additions (add lines 13 through 15)	16	

Subtractions

17	All income taxes and unincorporated business tax refunds	17	
18	Wages and salaries subject to federal jobs credit	18	
19	Depreciation adjustments	19	
20	Exempt income included in Part I, line 10	20	
21	50% of dividends	21	
22	Exempt activities	22	
23	Other subtractions	23	
24	Total subtractions (add lines 17 through 24)	24	

894821 04-01-18

09070313 794078 HOTELSBYDAY   2018.03000 HOSPITALITY INNOVATED, LLC   HOTELSB1

NEW YORK CITY SCHEDULE K-1 EQUIVALENT	**Partner's New York City Information** For Calendar Year 2018 or Fiscal Year Beginning _____ , 2018; and Ending _____ , _____ .	**2018**

Partner's Name, Address and ZIP Code	Partner Number _____ 6
CRISTINA CARTA VILLA C/O YANNIS MOATI 77 WEST 55TH STREET, # 18G NEW YORK, NY 10019	Partner's Identifying Number ***−**−**** Resident [X] Nonresident [ ] Amended Schedule K-1 [ ] Final Schedule K-1 [ ]

Partnership's Name, Address and ZIP Code	Partnership's Identifying Number **−*******
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC 545 5TH AVENUE−SUITE 640 NEW YORK, NY 10017	**Partner's Percentage of:** Ownership 1.8824000% Profit and Loss 1.8824000% % of time devoted _____ Time devoted _____ % of Total Distributive Shares 1.882066%

ITEMS OF BUSINESS INCOME, GAIN, LOSS OR DEDUCTION

1	Ordinary income (loss)	1	541.
2	Net income (loss) from ALL rental real estate activity not included in line 1	2	
3	All portfolio income such as interest, dividends, royalties, annuity income *and* gain (loss) on the disposition of property held for investment not included in line 1 and line 2	3	
4	Guaranteed payments to partners	4	
5	Payments to retired partners included in other deductions from federal Form 1065	5	
6	Other income not included in lines 1, 2 and 3	6	
7	Charitable contributions 7		
8	Other deductions not included in lines 1, 2 and 3	8	
9	Other items and amounts not included above that are required to be reported separately to partners	9	
10	Total income (*combine* lines 1 through 9. DO NOT INCLUDE LINE 7)	10	541.
11	*Subtract* (If loss, add) net income from rental or gain from sale or exchange of real property situated outside New York City if included in line 10 above	11	
12	Total income before New York City modifications (*combine* line 10 and line 11)	12	541.

NEW YORK CITY MODIFICATIONS

Additions

13	All income taxes and unincorporated business taxes	13	
14	(a) Relocation credits	14a	
	(b) Expenses related to exempt income	14b	
	(c) Depreciation adjustments	14c	
	(d) Exempt activities	14d	
15	Other additions	15	
16	Total additions (add lines 13 through 15)	16	

Subtractions

17	All income taxes and unincorporated business tax refunds	17	
18	Wages and salaries subject to federal jobs credit	18	
19	Depreciation adjustments	19	
20	Exempt income included in Part I, line 10	20	
21	50% of dividends	21	
22	Exempt activities	22	
23	Other subtractions	23	
24	Total subtractions (add lines 17 through 24)	24	

NEW YORK CITY SCHEDULE K-1 EQUIVALENT	**Partner's New York City Information** **For Calendar Year 2018 or Fiscal Year** Beginning ______, 2018; and Ending ______, ____.	**2018**

Partner's Name, Address and ZIP Code HBD INVESTMENTS, LLC 745 FIFTH AVE-28TH FLOOR NEW YORK, NY 10151	Partner Number 7 Partner's Identifying Number **-******* Resident [X] Nonresident [ ] Amended Schedule K-1 [ ] Final Schedule K-1 [ ]
Partnership's Name, Address and ZIP Code HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC 545 5TH AVENUE-SUITE 640 NEW YORK, NY 10017	Partnership's Identifying Number **-******* **Partner's Percentage of:** Ownership 77.9071500% Profit and Loss 77.9071500% % of time devoted ______ Time devoted ______ % of Total Distributive Shares 77.905723%

ITEMS OF BUSINESS INCOME, GAIN, LOSS OR DEDUCTION

1	Ordinary income (loss)	1	22394.
2	Net income (loss) from ALL rental real estate activity not included in line 1	2	
3	All portfolio income such as interest, dividends, royalties, annuity income *and* gain (loss) on the disposition of property held for investment not included in line 1 and line 2	3	
4	Guaranteed payments to partners	4	
5	Payments to retired partners included in other deductions from federal Form 1065	5	
6	Other income not included in lines 1, 2 and 3	6	
7	Charitable contributions 7		
8	Other deductions not included in lines 1, 2 and 3	8	
9	Other items and amounts not included above that are required to be reported separately to partners	9	
10	Total income (*combine* lines 1 through 9. DO NOT INCLUDE LINE 7)	10	22394.
11	*Subtract* (If loss, add) net income from rental or gain from sale or exchange of real property situated outside New York City if included in line 10 above	11	
12	Total income before New York City modifications (*combine* line 10 and line 11)	12	22394.

NEW YORK CITY MODIFICATIONS

Additions			
13	All income taxes and unincorporated business taxes	13	
14	(a) Relocation credits	14a	
	(b) Expenses related to exempt income	14b	
	(c) Depreciation adjustments	14c	
	(d) Exempt activities	14d	
15	Other additions	15	
16	Total additions (add lines 13 through 15)	16	
Subtractions			
17	All income taxes and unincorporated business tax refunds	17	
18	Wages and salaries subject to federal jobs credit	18	
19	Depreciation adjustments	19	
20	Exempt income included in Part I, line 10	20	
21	50% of dividends	21	
22	Exempt activities	22	
23	Other subtractions	23	
24	Total subtractions (add lines 17 through 24)	24	

894821 04-01-18

12
09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

NEW YORK CITY SCHEDULE K-1 EQUIVALENT	**Partner's New York City Information** **For Calendar Year 2018 or Fiscal Year** Beginning ____________, 2018; and Ending ____________, ______.	**2018**

Partner's Name, Address and ZIP Code KK INVESTMENTS, LLC 745 FIFTH AVE-28TH FLOOR NEW YORK, NY 10151	Partner Number 8 Partner's Identifying Number **_******* Resident [X] Nonresident [ ] Amended Schedule K-1 [ ] Final Schedule K-1 [ ]
Partnership's Name, Address and ZIP Code HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC 545 5TH AVENUE-SUITE 640 NEW YORK, NY 10017	Partnership's Identifying Number **_******* **Partner's Percentage of:** Ownership 0.1661100% Profit and Loss 0.1661100% % of time devoted Time devoted % of Total Distributive Shares .166986%

ITEMS OF BUSINESS INCOME, GAIN, LOSS OR DEDUCTION

1	Ordinary income (loss)	1	48.
2	Net income (loss) from ALL rental real estate activity not included in line 1	2	
3	All portfolio income such as interest, dividends, royalties, annuity income *and* gain (loss) on the disposition of property held for investment not included in line 1 and line 2	3	
4	Guaranteed payments to partners	4	
5	Payments to retired partners included in other deductions from federal Form 1065	5	
6	Other income not included in lines 1, 2 and 3	6	
7	Charitable contributions 7		
8	Other deductions not included in lines 1, 2 and 3	8	
9	Other items and amounts not included above that are required to be reported separately to partners	9	
10	Total income (*combine* lines 1 through 9. DO NOT INCLUDE LINE 7)	10	48.
11	*Subtract* (If loss, add) net income from rental or gain from sale or exchange of real property situated outside New York City if included in line 10 above	11	
12	Total income before New York City modifications (*combine* line 10 and line 11)	12	48.

NEW YORK CITY MODIFICATIONS

Additions			
13	All income taxes and unincorporated business taxes	13	
14	(a) Relocation credits	14a	
	(b) Expenses related to exempt income	14b	
	(c) Depreciation adjustments	14c	
	(d) Exempt activities	14d	
15	Other additions	15	
16	Total additions (add lines 13 through 15)	16	
Subtractions			
17	All income taxes and unincorporated business tax refunds	17	
18	Wages and salaries subject to federal jobs credit	18	
19	Depreciation adjustments	19	
20	Exempt income included in Part I, line 10	20	
21	50% of dividends	21	
22	Exempt activities	22	
23	Other subtractions	23	
24	Total subtractions (add lines 17 through 24)	24	

894821 04-01-18

13
09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1

NEW YORK CITY SCHEDULE K-1 EQUIVALENT	**Partner's New York City Information** For Calendar Year 2018 or Fiscal Year Beginning ______, 2018; and Ending ______, ____ .	**2018**

Partner's Name, Address and ZIP Code	
CHISATO KONDA 48 MERCER STREET., APT 2W NEW YORK, NY 10013	Partner Number 9 Partner's Identifying Number ***-**-**** Resident [X] Nonresident [ ] Amended Schedule K-1 [ ] Final Schedule K-1 [ ]

Partnership's Name, Address and ZIP Code	
HOSPITALITY INNOVATED, LLC FKA HOTELS BY DAY, LLC 545 5TH AVENUE-SUITE 640 NEW YORK, NY 10017	Partnership's Identifying Number **-******* **Partner's Percentage of:** Ownership 6.0908200% Profit and Loss 6.0908200% % of time devoted ______ Time devoted ______ % of Total Distributive Shares 6.091494%

ITEMS OF BUSINESS INCOME, GAIN, LOSS OR DEDUCTION

1	Ordinary income (loss)	1	1751.
2	Net income (loss) from ALL rental real estate activity not included in line 1	2	
3	All portfolio income such as interest, dividends, royalties, annuity income *and* gain (loss) on the disposition of property held for investment not included in line 1 and line 2	3	
4	Guaranteed payments to partners	4	
5	Payments to retired partners included in other deductions from federal Form 1065	5	
6	Other income not included in lines 1, 2 and 3	6	
7	Charitable contributions (7)		
8	Other deductions not included in lines 1, 2 and 3	8	
9	Other items and amounts not included above that are required to be reported separately to partners	9	
10	Total income (*combine* lines 1 through 9. DO NOT INCLUDE LINE 7)	10	1751.
11	*Subtract* (If loss, add) net income from rental or gain from sale or exchange of real property situated outside New York City if included in line 10 above	11	
12	Total income before New York City modifications (*combine* line 10 and line 11)	12	1751.

NEW YORK CITY MODIFICATIONS

Additions			
13	All income taxes and unincorporated business taxes	13	
14	(a) Relocation credits	14a	
	(b) Expenses related to exempt income	14b	
	(c) Depreciation adjustments	14c	
	(d) Exempt activities	14d	
15	Other additions	15	
16	Total additions (add lines 13 through 15)	16	
Subtractions			
17	All income taxes and unincorporated business tax refunds	17	
18	Wages and salaries subject to federal jobs credit	18	
19	Depreciation adjustments	19	
20	Exempt income included in Part I, line 10	20	
21	50% of dividends	21	
22	Exempt activities	22	
23	Other subtractions	23	
24	Total subtractions (add lines 17 through 24)	24	

894821 04-01-18

14
09070313 794078 HOTELSBYDAY 2018.03000 HOSPITALITY INNOVATED, LLC HOTELSB1